                                                Filed Pursuant to Rule 424(b)(1)
                                         Registration No.333-47974, 333-47974-01

PROSPECTUS

                   1,500,000 CONVERTIBLE PREFERRED SECURITIES

                           SOUTHSIDE CAPITAL TRUST II

            8.75% CUMULATIVE CONVERTIBLE TRUST PREFERRED SECURITIES (LIQUIDATION AMOUNT $10 PER CONVERTIBLE PREFERRED SECURITY)

               FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED,
                      AS DESCRIBED IN THIS PROSPECTUS, BY

                       LOGO OF SOUTHSIDE BANCSHARES, INC.
                            ------------------------

     Southside Capital Trust II is offering 1,500,000 convertible preferred securities at $10 per security. The convertible preferred securities represent an indirect interest in our 8.75% convertible junior subordinated debentures. The convertible debentures have the same payment terms as the convertible preferred securities and will be purchased by Southside Capital Trust II using the proceeds from its offering of the convertible preferred securities. The convertible preferred securities are convertible into shares of our common stock as described in this prospectus.

     Our common stock trades in the Nasdaq National Market under the symbol "SBSI." The closing price as reported on the Nasdaq National Market on November 2, 2000, was $8.00. The convertible preferred securities have been approved for inclusion on the Nasdaq National Market under the symbol "SBSIO." Trading is expected to commence on or before delivery of the securities.

                            ------------------------

     INVESTING IN THE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                            ------------------------

     THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                              PER CONVERTIBLE
                                                                 PREFERRED
                                                                 SECURITY          TOTAL
                                                              ---------------   -----------
Public Offering Price.......................................    $10.00          $15,000,000
Proceeds to the Trust.......................................    $10.00          $15,000,000

     This is a firm commitment underwriting. We will pay underwriting commissions of $0.45 per convertible preferred security, or a total of $675,000, for arranging the investment in our convertible junior subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 225,000 convertible preferred securities to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED
November 2, 2000

                   [MAP INDICATING THE BANK'S BRANCH OFFICES]

                                    SUMMARY

     This summary highlights information contained in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional convertible preferred securities to cover over-allotments.

                           SOUTHSIDE BANCSHARES, INC.

WHO WE ARE

     Southside Bancshares, Inc. is a bank holding company for Southside Bank headquartered in Tyler, Texas. The bank is the largest independent bank based on asset size headquartered in East Texas. Tyler has a metropolitan area population of approximately 171,000 and is located 90 miles east of Dallas/ Fort Worth, Texas and 90 miles west of Shreveport, Louisiana.

     We have been, and intend to remain, a community-focused financial institution offering a full range of financial services to individuals, businesses and nonprofit organizations in the communities we serve. These services include consumer and commercial loans, deposit accounts, trust services, safe deposit services and brokerage services.

FINANCIAL SUMMARY

     As reflected in the financial summary presented below, over the last five and a half years, we have achieved significant asset growth, increased our loan and deposit base and increased earnings. We have paid a cash dividend every year since 1970.

                               FINANCIAL SUMMARY

                                              AT OR FOR THE
                                         SIX MONTH PERIOD ENDED                        AT OR FOR THE
                                                JUNE 30,                          YEAR ENDED DECEMBER 31,
                                         -----------------------   ------------------------------------------------------
                                            2000         1999         1999        1998       1997       1996       1995
                                         -----------   ---------   ----------   --------   --------   --------   --------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND LOCATION DATA)
Net Income.............................  $    4,911    $  3,369    $    7,924   $  5,351   $  5,006   $  4,205   $  4,532
Fully Diluted Earnings Per Share.......        0.66        0.45          1.05       0.70       0.65       0.55       0.60
Return on Average Shareholders'
  Equity...............................       25.15%      15.18%        18.99%     12.42%     13.20%     12.20%     15.01%
Investment Securities..................  $  174,322    $189,379    $  182,452   $132,794   $ 71,835   $ 57,825   $ 76,919
Mortgage-Backed and Related
  Securities...........................     368,953     354,582       347,574    341,004    141,413    114,356     99,407
Loans, Net of Reserve for Loan Loss....     424,125     331,699       382,871    316,159    292,665    254,918    225,461
Total Assets...........................   1,062,782     959,048     1,012,565    876,329    571,189    482,755    448,673
Deposits...............................     642,240     528,862       587,544    515,034    462,674    425,950    388,308
Short-term Obligations.................     156,629     186,931       186,041    123,691     34,531      6,835      5,952
Long-term Obligations..................     212,244     190,912       194,704    176,027     28,547      9,096     13,686
Total Shareholders' Equity.............      42,806      40,054        37,672     46,413     39,946     36,484     33,352
Number of Locations....................          12          11            12         11          8          8          5

OUR MARKET AREA

     We consider our primary market area to be all of Smith and Gregg Counties in East Texas, and to a lesser extent, portions of adjoining counties. During 1998 and 1999, we opened three branches in Gregg County and one branch in Smith County. We plan to open two additional branches in Lindale and Whitehouse, both in Smith County. The Lindale branch should open in temporary facilities before the end of the year and the Whitehouse branch should open in late 2001. We expect our presence in the Gregg County market area to increase in the future, however, the city of Tyler in Smith County presently represents our primary market area. The bank serves our markets through twelve full service branch locations, including seven branches located in grocery stores. The bank's customers may access various banking services through 21 ATMs owned by the bank and ATMs owned by others, through debit cards, and through the bank's automated telephone, internet and electronic banking products.

     The principal economic activities in our market area include retail, distribution, manufacturing, medical services, education and oil and gas industries. Additionally, Tyler's industry base includes conventions and tourism, as well as retirement relocation. All of these support a growing regional system of medical service, retail and education centers. Tyler is home to several nationally recognized health care systems. Tyler hospitals represent all major specialties and employ over 6,500 individuals. In 1998, Target Stores opened a multi-state distribution center in the greater Tyler area along Interstate 20 that employs over 1,000 workers.

BUSINESS STRATEGY

     Our goal is to be the premier financial institution in East Texas, recognized for quality customer service and financial soundness. The bank weathered the Texas economic downturn in the 1980's, which contributed in part to the customer loyalty that we enjoy today.

     Our business strategy is to operate the bank as a well capitalized, profitable, independent, community-oriented financial institution. With that focus, we have developed a niche in small business and consumer lending as well as other small business and consumer financial services, including the addition of Countywide, a consumer finance subsidiary of the bank with total loans at June 30, 2000 of $1.1 million.

     Key aspects of our business strategy include:

     - maintaining asset quality;

     - providing a high level of customer service through convenient, well-planned facilities and electronic delivery systems which take advantage of technological advancements;

     - continuing to manage our leverage strategy which is designed to enhance profitability with acceptable levels of credit, interest rate and liquidity risk;

     - increasing market share within our existing market and expanding into new markets;

     - increasing the revenue of our existing financial subsidiaries and adding new products and services which contribute to noninterest income;

     - controlling expenses; and

     - attracting and retaining qualified and experienced management.

                           SOUTHSIDE CAPITAL TRUST II

     The trust is a newly formed financing subsidiary of Southside. Upon issuance of the convertible preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding convertible preferred securities. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The trust exists exclusively for the following purposes:

     - issuing the convertible preferred securities to the public for cash;

     - issuing the common securities to us;

     - investing the proceeds from the sale of its convertible preferred and common securities in an equivalent amount of convertible debentures to be issued by us; and

     - engaging in only those other activities that are necessary or incidental to those listed above, such as receiving payments on the convertible debentures and making distributions to security holders, furnishing notices and other administrative tasks.

     The address of the principal executive office of Southside and the trust is 1201 S. Beckham, Tyler, Texas 75701 and our telephone number is (903) 531-7111. Our website can be found at www.southside.com.

                                  THE OFFERING

The issuer.................  Southside Capital Trust II.

Securities being offered...  1,500,000 convertible preferred securities which represent preferred undivided interests in the assets of the trust. Those assets will consist solely of the convertible debentures and payments received on the convertible debentures.

                             The trust will sell the convertible preferred securities to the public for cash. The trust will use that cash to buy the convertible debentures from us.

Offering price.............  $10 per convertible preferred security.

When distributions will be
paid to you................  If you purchase the convertible preferred securities, you are entitled to receive cumulative cash distributions at an 8.75% annual rate. Distributions will accumulate from the date the trust issues the convertible preferred securities and will be paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2000. As long as the convertible preferred securities are represented by a global security, the record date for distributions on the convertible preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below.

When the securities must be
  redeemed.................  The convertible debentures will mature and the convertible preferred securities must be redeemed on December 31, 2030. We have the option to shorten the maturity date to a date not earlier than December 31, 2005 without the payment of any premium amount, and to certain dates between December 31, 2003 and December 31, 2005 with the payment of specific premium amounts. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve, if required.

Redemption before December
31, 2030 is possible.......  The trust must redeem the convertible preferred securities when the convertible debentures are paid at maturity, or upon any earlier redemption of the convertible debentures to the extent the convertible debentures are redeemed. We may redeem all or part of the convertible debentures at any time on or after December 31, 2005 without the payment of any premium amounts.

                             We may redeem all or part of the convertible debentures prior to December 31, 2005, if we pay the following redemption premium:

                                  - on or after December 31, 2003 but before
                                    December 31, 2004, we pay a 15% premium over the principal amount to be redeemed; and

                                  - on or after December 31, 2004 but before
                                    December 31, 2005, we pay a 10% premium over the principal amount to be redeemed.

                             However, we may only use these early redemption rights when the fair market value of our common stock is at least 125% of the conversion price of the convertible preferred securities for a period of 20 consecutive trading days ending within five business days of the date of notice of redemption.

                             In addition, we may redeem all of the convertible debentures, at any time, without premium, if:

                                  - there is a change in existing laws or
                                    regulations, or a new official
                                    administrative interpretation or application of these laws and regulations, that causes the interest we pay on the convertible debentures to no longer be deductible by us for federal income tax purposes; or the trust becomes subject to federal income tax; or the trust becomes or will become subject to certain other taxes or governmental charges;

                                  - there is a change in existing laws or
                                    regulations that requires the trust to
                                    register as an investment company; or

                                  - there is a change in the capital adequacy
                                    guidelines of the Federal Reserve that
                                    results in the convertible preferred
                                    securities not being counted as Tier 1
                                    capital.

                             We may also redeem the convertible debentures at any time, and from time to time, without premium, in an amount equal to the liquidation amount of any convertible preferred securities we purchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the convertible preferred securities and common securities then owned by us.

                             Redemption of the convertible debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required. If your convertible preferred securities are redeemed by the trust, you will receive the liquidation amount of $10 per convertible preferred security, plus any accrued and unpaid distributions to the date of redemption, plus the applicable premium, if any.

We have the option to
extend the interest payment
  period...................  The trust will rely solely on payments made by us under the convertible debentures to pay
                             distributions on the convertible preferred securities. As long as we are not in default under the indenture relating to the convertible debentures, we may, at one or more times, defer interest payments on the convertible debentures for up to 20 consecutive quarters, but not beyond December 31, 2030. If we defer interest payments on the convertible debentures:

                                  - the trust will also defer distributions on
                                    the convertible preferred securities;

                                  - the distributions you are entitled to will
                                    accumulate; and

                                  - these accumulated distributions will earn
                                    interest at an annual rate of 8.75%,
                                    compounded quarterly, until paid.

                             At the end of any deferral period, we will pay to the trust all accrued and unpaid interest under the convertible debentures. The trust will then pay all accumulated and unpaid distributions to you.

You will still be taxed if
  distributions are
  deferred.................  If a deferral of payment occurs, you will still be required to recognize the deferred amounts as income for federal income tax purposes in advance of receiving these amounts, even if you are a cash basis taxpayer.

Our guarantee of payment...  Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the convertible preferred securities Under the guarantee agreement, we guarantee the trust will use its assets to pay the distributions on the convertible preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make payments on the convertible debentures, the trust will not have sufficient funds to make payments on the convertible preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the convertible debentures.

We may distribute the
  convertible debentures
  directly to you..........  We may, at any time, dissolve the trust and distribute the convertible debentures to you, subject to the prior approval of the Federal Reserve, if required. If we distribute the convertible debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities will
rank in right of payment...  Our obligations under the convertible preferred securities, convertible debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

                                  - the convertible preferred securities will
                                    rank equally with the common securities of the trust. The trust will pay distributions on the convertible preferred securities and the common securities pro rata. However, if we default with respect to the convertible debentures, then no distributions on the common securities of the trust or our common stock will be paid until all accumulated and unpaid distributions on the convertible preferred securities have been paid;

                                  - our obligations under the convertible
                                    debentures and the guarantee are unsecured and generally will rank:

                                    -- junior in priority to our existing and
                                       future senior and subordinated
                                       indebtedness; and

                                    -- equal in priority to our subordinated
                                       debentures associated with the $20
                                       million of trust preferred securities
                                       that an affiliated trust of ours
                                       currently has outstanding.

                                  - because we are a holding company, the
                                    convertible debentures and the guarantee will effectively be subordinated to all depositors' claims, as well as existing and future liabilities of our subsidiaries.

Voting rights..............  Except in limited circumstances, holders of the convertible preferred securities will have no voting rights.

Proposed Nasdaq National
  Market symbol............  SBSIO.

You will not receive
certificates...............  The convertible preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for the convertible preferred securities, and your ownership interests will be recorded through the DTC book-entry system.

How the proceeds of this
offering will be used......  The trust will invest all of the proceeds from the sale of the convertible preferred securities in the convertible debentures. We estimate that the net proceeds to us from the sale of the convertible debentures to the trust, after deducting offering expenses and underwriting commissions, will be approximately $13.9 million. The purpose of the offering is to increase our regulatory capital and support the growth and operations of our subsidiaries.

Conversion into common
stock......................  Each convertible preferred security is convertible on or after December 31, 2000, at the option of the holder into shares of our common stock, at the initial conversion ratio of 0.9524 shares of common stock for each convertible preferred security (equivalent to an initial conversion price of $10.50 per share of common stock), subject to adjustment under certain circumstances. The last reported sales price of our common stock on the Nasdaq National Market on November 2, 2000, was $8.00. If you want to convert a convertible preferred security, the conversion agent will exchange your convertible preferred security for the appropriate principal amount of convertible debentures held by the trust and immediately convert the convertible debentures into shares of our common stock. You will receive cash in lieu of fractional shares. However, you will not receive cash or additional shares of our common stock to compensate you for any accrued but unpaid distributions on the convertible preferred security through the time of conversion. These accrued amounts will be forfeited.

Risk factors...............  Before purchasing the convertible preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 9.

                         SUMMARY OF RECENT DEVELOPMENTS

     The selected consolidated financial data set forth below at and for the nine months ended September 30, 2000 and 1999 have been derived from unaudited consolidated financial statements and, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results as of and for the nine-month period indicated have been included. Results for the nine month period ended September 30, 2000 are not necessarily indicative of results that may be expected for any other interim period or the entire year ending December 31, 2000.

                                                              AT               AT
                                                         SEPTEMBER 30,    DECEMBER 31,
                                                             2000             1999
                                                         -------------    ------------
                                                          (UNAUDITED)
                                                            (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA (AT END OF PERIOD):
Total assets.........................................     $1,100,536       $1,012,565
Loans, net of reserve for loan losses................        462,583          382,871
Mortgage-backed and related securities...............        387,940          347,574
Investment securities................................        156,664          182,452
Deposits.............................................        667,734          587,544
Long-term obligations................................        221,502          194,704
Shareholders' equity.................................         45,916           37,672
Nonperforming assets.................................          1,709            1,839

                                                                    AT OR FOR THE
                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
SELECTED OPERATING DATA:
Total interest income.....................................    $   55,228     $   43,982
Total interest expense....................................        33,179         26,344
                                                              ----------     ----------
Net interest income.......................................        22,049         17,638
Provision for loan losses.................................         1,168          1,028
                                                              ----------     ----------
Net interest income after provision for loan losses.......        20,881         16,610
                                                              ----------     ----------
Total non-interest income.................................         7,338          6,796
Total non-interest expense................................        18,914         16,762
                                                              ----------     ----------
Income before federal tax expense.........................         9,305          6,644
Income tax expense........................................         2,032          1,301
                                                              ----------     ----------
Net income................................................    $    7,273     $    5,343
                                                              ==========     ==========

COMMON SHARE DATA:
Net income per common share:
  Basic...................................................    $     1.00     $     0.73
  Diluted.................................................          0.98           0.71
Book value per common share...............................          6.34           5.11
Cash dividend declared per common share...................          0.15           0.15

                                                                  AT OR FOR THE
                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                            --------------------------
                                                               2000           1999
                                                            -----------    -----------
                                                            (UNAUDITED)    (UNAUDITED)
SELECTED PERFORMANCE RATIOS(1):
Return on average assets................................          0.93%         0.77%
Return on average shareholders' equity..................         23.85         16.59
Net interest spread.....................................          2.57          2.24
Net interest margin (net interest and dividend income to
  average interest earning assets)......................          3.30          2.94
Average interest earning assets to average interest
  bearing liabilities...................................        116.14        117.36
Non-interest expense to average total assets............          2.42          2.41
Efficiency ratio (non-interest expense to net interest
  income and non-interest income).......................         63.13         69.25
ASSET QUALITY RATIOS(1):
Non-accruing loans to total loans.......................          0.10%         0.20%
Allowance for loan losses to non-accruing loans.........      1,030.85        604.82
Allowance for loan losses to total loans................          1.06          1.20
Nonperforming assets to total assets....................          0.16          0.24
Net charge-offs to average loans........................          0.18          0.10
CAPITAL RATIOS:
Shareholders' equity to total assets....................          4.17%         3.81%
Average shareholders' equity to average total assets....          3.91          4.62
Total risk-based capital ratio..........................         13.23         14.08
Tier 1 risk-based capital ratio.........................         11.97         12.19
Tier 1 leverage ratio...................................          6.49          6.09

           --------------------------

           (1) Ratios are annualized where appropriate.

     Our net income for the nine months ended September 30, 2000 was $7.3 million as compared to $5.3 million for the same period in 1999. The increase in net income was primarily attributable to an increase in net interest income before provision for loan losses of $4.4 million or 25.0% and an increase in noninterest income of $542,000 or 8.0%. The increase in net interest income was primarily attributable to the increase in average earning assets during the period. The increase in noninterest income was primarily a result of the increased number of deposit accounts and increased deposit activity. These increases were partially offset by an increase in the provision for loan losses of $140,000 or 13.6%, as well as an increase in noninterest expense of $2.2 million or 12.8%.

     Earnings per diluted share were $0.98 and $0.32, for the nine months and quarter ended September 30, 2000, a $0.27 and $0.06 increase when compared to $0.71 and $0.26 for the same periods in 1999.

     At September 30, 2000, our assets totaled $1.1 billion compared to $1.0 billion at December 31, 1999, an increase of $88 million or 8.7%. Our net loans increased $79.7 million or 20.8% from $382.9 million at December 31, 1999 to $462.6 million at September 30, 2000. Investments and mortgage-backed securities increased $14.6 million or 2.8% from $530.0 million at December 31, 1999 to $544.6 million at September 30, 2000. Deposits increased from $587.5 million at December 31, 1999 to $667.7 million at September 30, 2000. Advances from the Federal Home Loan Bank of Dallas decreased from $355.9 million at December 31, 1999 to $334.5 million at September 30, 2000. Shareholders' equity totaled $45.9 million or 4.2% of assets at September 30, 2000 as compared to $37.7 million or 3.7% of assets at December 31, 1999, an increase of $8.2 million or 21.9%.

                                  RISK FACTORS

     An investment in the convertible preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in Southside and the trust before you purchase any of the convertible preferred securities offered by this prospectus.

     Because the trust will rely on the payments it receives on the convertible debentures it owns to fund all payments on the convertible preferred securities, and because the trust may distribute the convertible debentures it owns in exchange for the preferred securities that it issues, you are making an investment decision that relates to the convertible debentures being issued by us as well as the convertible preferred securities. You should carefully review the information in this prospectus about the convertible preferred securities, the convertible debentures and the guarantee.

     Because the convertible preferred securities are convertible into our common stock as described in this prospectus, prospective purchasers of convertible preferred securities are also making an investment decision with regard to our common stock. For this reason, you should also carefully review the information in this prospectus and in the documents incorporated by reference about our business and our common stock.

          RISKS RELATED TO AN INVESTMENT IN SOUTHSIDE BANCSHARES, INC.

IF WE ARE UNABLE TO SUCCESSFULLY EXECUTE OUR LEVERAGE STRATEGY, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     We have implemented a leverage strategy in an attempt to enhance profitability while maintaining acceptable levels of credit, interest rate and liquidity risk. Our leverage strategy consists of borrowing long and short-term funds from the Federal Home Loan Bank and investing the funds primarily in mortgage-backed securities and, to a lesser extent, long-term municipal securities. Our failure to successfully execute this strategy could adversely affect our financial performance and our ability to make payments on our trust preferred securities. Our leverage strategy and our ability to successfully execute it is subject to the following risks:

     - We fund our leverage strategy primarily through funds borrowed from the Federal Home Loan Bank. These funds are more costly than most funds received from deposits. We invest a substantial portion of our assets in a securities portfolio consisting mainly of mortgage-backed and municipal securities. The yield on our securities portfolio is lower than interest earned on our loan portfolio. As a result, these investments have reduced our interest rate spreads and margins. Although we believe that the impact of lower operating expenses and reduced credit and interest rate risk associated with these investments has exceeded the impact of spread and margin reductions, we cannot be sure whether this situation will continue.

     - Our implementation of our leverage strategy has increased our asset growth. We experienced asset growth of 15.5% in 1999 and 53.4% in 1998 when compared to the respective prior years. Our asset growth significantly outpaced our tier 1 capital growth of 13.8% and 40.6%, respectively, during the same periods. Our asset growth has reduced our capital protection. At December 31, 1999, our tier 1 leverage ratio was 6.20%, as compared to 6.76% at December 31, 1998. The bank regulatory agencies analyze an institution's tier 1 capital ratio as one indication of financial strength. We cannot be sure whether we will be able to maintain our tier 1 capital ratio at an acceptable level. Our tier 1 leverage ratio at June 30, 2000 was 6.42%. Our shareholders' equity to total assets ratio at June 30, 2000 was 4.03%.

     - The size and composition of our securities portfolio has increased in connection with the implementation of our leverage strategy. This size and complexity has substantially increased our sensitivity to market risk and requires a significantly higher degree of continuous management. Our failure to effectively manage the size and composition of our securities portfolio could have an adverse affect on our financial condition.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

     Our profitability is dependent to a large extent on the bank's net interest income, which is the difference between its income on interest-earning assets and its expense on interest-bearing liabilities. The bank, like most financial institutions, is affected by changes in general interest rate levels, other economic factors and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve, each which are beyond its control. Interest rate risk arises in part from mismatches (i.e., the interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets than liabilities repricing or maturing over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities than assets repricing or maturing over a given time frame is considered liability-sensitive and is reflected as a negative gap. A liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and reduce earnings in a rising interest rate environment, while an asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will reduce earnings in a falling interest rate environment. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of our ability to continue to achieve positive net interest income.

     Although we have taken measures intended to manage the risks of operating in a changing interest rate environment, we may not be able to effectively mitigate interest rate sensitivity. In addition, there are costs associated with our risk management techniques, and these costs could be substantial.

     Under our current interest rate risk position, our net interest income could be negatively affected by an increase in interest rates.

WE MAY HAVE HIGHER LOAN LOSSES THAN WE HAVE ALLOWED FOR.

     Industry experience shows that a portion of our loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria we utilize, losses may be experienced as a result of various factors beyond our control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. Our determination of the adequacy of allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the views of our regulators (who have the authority to require additional reserves), and geographic and industry loan concentration.

     Despite our methods and procedures, loan losses could exceed the allowance set aside by us. Our average loan size continues to increase and reliance on historic allowances for loan losses may not be adequate.

     Some borrowers may not repay loans that we make to them. Like all financial institutions, we maintain an allowance for loan and lease losses to absorb the level of losses that we think is probable in the portfolios that we own, but our allowance for loan and lease losses may not be sufficient to cover the loan and lease losses that we may actually incur. While we maintain a reserve at a level management believes is adequate, our charge-offs could exceed these reserves. If we experience defaults in these loans to a greater extent than we anticipated, these defaults could adversely affect our ability to pay interest on the convertible debentures. In this event, the trust may not be able to make distributions on the convertible preferred securities.

THE LOSS OF OUR KEY PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS.

     Our success and the success of the bank depends on the services of our employees. In particular, our growth and development and the management of our leverage strategy depends primarily on the continuing efforts of B. G. Hartley, Sam Dawson, Jeryl Story, and Lee Gibson. Our business may be adversely affected if the services of these officers or any of our other key personnel become unavailable to us. While we have obtained a key person life insurance policy on the lives of the above-mentioned officers, amounts payable under these policies may not be sufficient to offset the loss of their services.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

     We are subject to extensive federal and state regulation and supervision. Recently enacted, proposed and future legislation and regulations have had, will continue to have or may have significant impact on our business.

     Changes in regulation or government policies could increase our costs of doing business and could adversely affect our operations. The bank is a member of the Federal Home Loan Bank of Dallas. The bank is subject to certain limited regulation by the Federal Reserve. As the holding company of the bank, we are also subject to regulation and oversight by the Federal Reserve. This regulation and supervision governs our activities and is intended primarily for the protection of the Federal Deposit Insurance Corporation insurance funds and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material adverse impact on us and our operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of our competitors, which in turn could have a material adverse effect on our operations. See Supervision and Regulation on page 61.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN A HIGHLY COMPETITIVE INDUSTRY.

     The banking business in our trade area, which includes Smith and Gregg Counties and surrounding areas in East Texas, has become increasingly competitive over the past several years, and the level of competition facing us may increase further. We experience competition in both lending and attracting funds from other banks and nonbank financial institutions located within East Texas. Nonbank competitors for deposits and deposit-type accounts include savings associations, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

     Recent legislation, court decisions and administrative actions have expanded the areas of business activities in which the bank and nonbank financial institutions can participate. To the extent that these activities are engaged in by others, we expect the level of competition to increase. Some competitors are not subject to the same degree of regulation and supervision as we are.

     Some of the banks and other financial institutions with which we compete have capital resources and legal loan limits substantially in excess of those available to us. These institutions can perform certain functions for their customers which we presently do not offer directly. Although we may offer these services through correspondent banks, our inability to provide such services directly may be a competitive disadvantage.

OUR OPERATIONS ARE CONCENTRATED IN SMITH AND GREGG COUNTIES AND SURROUNDING COUNTIES OF EAST TEXAS.

     Our operations are conducted primarily in Smith and Gregg Counties and surrounding counties in East Texas. Substantially all of our real estate loans are collateralized by properties located primarily in East Texas, and substantially all of our loans are made to borrowers who live in and conduct business in East Texas. A weakening of the East Texas real estate market or the local or national economy could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing the loans, which in turn could have a material adverse effect on us and our operations.

THE OPENING OF BRANCH FACILITIES AND OTHER FACILITIES MAY NOT BE PROFITABLE.

     We have recently opened several branch facilities and expect to further expand our branch network by opening additional branch facilities in the next two years. It may be difficult to adequately and profitably manage our growth through the establishment of new branches or ATMs. We may not be able to correctly identify profitable or growing markets. The costs to start up new branch facilities, and the additional costs to operate these facilities, may increase our noninterest expense and decrease earnings in the short term. This growth may also impact the bank's ability to pay dividends and our ability to pay interest on the convertible debentures. In this event, the trust may not be able to make distributions on the convertible preferred securities.

     RISKS RELATED TO AN INVESTMENT IN THE CONVERTIBLE PREFERRED SECURITIES

IF WE DO NOT MAKE INTEREST PAYMENTS UNDER THE CONVERTIBLE DEBENTURES, THE TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS. THE GUARANTEE WOULD NOT APPLY BECAUSE THE GUARANTEE COVERS PAYMENTS ONLY IF THE TRUST HAS FUNDS AVAILABLE.

     The trust will depend solely on our payments on the convertible debentures to pay amounts due to you on the convertible debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the convertible preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions or to pay the liquidation amount. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the convertible debentures.

TO THE EXTENT WE MUST RELY ON DIVIDENDS FROM OUR SUBSIDIARIES TO MAKE INTEREST PAYMENTS ON THE CONVERTIBLE DEBENTURES TO THE TRUST, OUR AVAILABLE CASH FLOW MAY BE RESTRICTED.

     We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the convertible debentures when due will depend primarily on available cash resources at the bank holding company and dividends from our subsidiaries. Dividend payments or extensions of credit from the bank are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over our banking subsidiary. The ability of our subsidiaries to pay dividends is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements. Our subsidiaries may not be able to pay dividends to us in the future.

OUR ABILITY TO MAKE INTEREST PAYMENTS TO THE TRUST ON THE CONVERTIBLE DEBENTURES MAY BE RESTRICTED.

     Our obligations under the convertible debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness, of which we had none at June 30, 2000. Our obligations under the convertible debentures and the guarantee will rank equal in priority to our subordinated debentures associated with the $20 million of trust preferred securities that an affiliated trust of ours currently has outstanding. The issuance of the convertible debentures and the convertible preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.

     Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of our subsidiaries' assets in liquidation, reorganization or otherwise. Accordingly, the convertible debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the convertible preferred securities and the convertible debentures.

     We may also be precluded from making interest payments on the subordinated debentures by our regulators in order to address any perceived deficiencies in liquidity or regulatory capital levels at the holding company level. Such regulatory action would require us to obtain consent from our regulators prior to paying dividends on our common stock or interest on the subordinated debentures. In the event our regulators withheld their consent to our payment of interest on the subordinated debentures, we would exercise our right to defer interest payments on the subordinated debentures, and the trust would not have funds available to make distributions on the convertible preferred securities during such period. The commencement of a deferral period would likely cause the market price of the convertible preferred securities to decline. We cannot assure you that our subsidiaries will be able to pay dividends in the future or that our regulators will not attempt to preclude us from making interest payments on the convertible subordinated debentures.

WE HAVE THE OPTION TO DEFER INTEREST PAYMENTS ON THE CONVERTIBLE DEBENTURES FOR SUBSTANTIAL PERIODS.

     We may, at one or more times, defer interest payments on the convertible debentures for up to 20 consecutive quarters. If we defer interest payments on the convertible debentures, the trust will defer distributions on the convertible preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the convertible debentures, held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

     You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the convertible preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the convertible preferred securities. If you sell the convertible preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

     We do not currently intend to exercise our rights to defer interest payments on the convertible debentures. However, if we do defer interest payments, the market price of the convertible preferred securities would likely be adversely affected. The convertible preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the convertible debentures. If you sell the convertible preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the convertible preferred securities. Because of our right to defer interest payments, the market price of the convertible preferred securities may be more volatile than the market prices of other securities without the deferral feature.

WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT.

     The indenture governing the convertible debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity. The instruments do not protect holders of the convertible debentures or the convertible preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limit our ability or the ability of any subsidiary to incur additional indebtedness. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the convertible debentures or the guarantee.

WE MAY REDEEM THE CONVERTIBLE DEBENTURES EARLIER THAN DECEMBER 31, 2005 IN CERTAIN CIRCUMSTANCES.

     As long as the fair market value of our common stock has been at least 125% of the conversion price of the convertible preferred securities for a period of 20 consecutive trading days ending within five business days of the date of notice of redemption, we have the option to redeem any or all of the outstanding convertible debentures prior to maturity in the following circumstances:

     - on or after December 31, 2003 but before December 31, 2004, upon payment of a redemption premium equal to 115% of the principal amount to be redeemed, plus any accrued and unpaid interest on the convertible debentures to the date of redemption; and

     - on or after December 31, 2004 but before December 31, 2005, upon payment of a redemption premium equal to 110% of the principal amount to be redeemed, plus any accrued and unpaid interest on the convertible debentures to the date of redemption.

WE MAY REDEEM THE CONVERTIBLE DEBENTURES BEFORE DECEMBER 31, 2030.

     Under the following circumstances, we may redeem the convertible debentures before their stated maturity without payment of premium:

     - We may redeem the convertible debentures, in whole or in part, at any time on or after December 31, 2005.

     - We may redeem the convertible debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments.

     You should assume that an early redemption may be attractive to us if we are able to obtain capital at a lower cost than we must pay on the convertible debentures or if it is otherwise in our interest to redeem the convertible debentures. If the convertible debentures are redeemed, the trust must redeem convertible preferred securities, having an aggregate liquidation amount equal to the aggregate principal amount of convertible debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the convertible preferred securities.

WE CAN DISTRIBUTE THE CONVERTIBLE DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU; THIS RIGHT COULD ALSO ADVERSELY AFFECT THE MARKET PRICE OF THE CONVERTIBLE PREFERRED SECURITIES.

     The trust may be dissolved at any time before maturity of the convertible debentures. If this happens, the trustees may distribute the convertible debentures to you under the terms of the trust agreement.

     We cannot predict the market prices for the convertible debentures that may be distributed in exchange for convertible preferred securities upon liquidation of the trust. The convertible preferred securities or the convertible debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the convertible preferred securities. Because you may receive convertible debentures, your investment decision with regard to the convertible preferred securities will also be an investment decision with regard to the convertible debentures. You should carefully review all of the information contained in this prospectus regarding the convertible debentures.

     Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the convertible debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the convertible debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of the convertible debentures upon the dissolution of the trust could be a taxable event to you.

THERE IS NO CURRENT PUBLIC MARKET FOR THE CONVERTIBLE PREFERRED SECURITIES AND THEIR MARKET PRICES MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     There is currently no public market for the convertible preferred securities. Although the convertible preferred securities have been approved for inclusion on the Nasdaq National Market, there is no guarantee that an active or liquid trading market will develop for the convertible preferred securities or that the quotation of the convertible preferred securities will continue on the Nasdaq National Market. If an active trading market does not develop, the market price and liquidity of the convertible preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the convertible preferred securities will equal or exceed the price you pay for the convertible preferred securities.

     Future trading prices of the convertible preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the convertible preferred securities has been set at the applicable liquidation amount of the convertible preferred securities and may be greater than the market price of the security following the offering.

     The market price for the convertible preferred securities, and the convertible debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the convertible debentures.

YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE.

     You may not be able to directly enforce your rights against us under the indenture if an event of default occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the convertible debentures against us. The holders of a majority in liquidation amount of the convertible preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the convertible debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the convertible debentures, unless the property trustee fails to do so.

AS A HOLDER OF CONVERTIBLE PREFERRED SECURITIES YOU HAVE LIMITED VOTING RIGHTS.

     Holders of convertible preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the convertible preferred securities, as the case may be, may replace the property trustee and the Delaware trustee.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in or incorporated by reference into this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of the words "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements may include, among other things:

     - statements relating to projected growth; leverage strategy; anticipated improvements in earnings, earnings per share, and other financial performance measures; and management's long term performance goals;

     - statements relating to the anticipated effects on results of operations or financial condition from expected developments or events;

     - statements relating to our business and growth strategies, including potential acquisitions and branch openings; and

     - any other statements which are not historical facts.

     Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the "Risk Factors" section of this prospectus on page 9.

                                USE OF PROCEEDS

     The trust will invest all of the proceeds from the sale of the convertible preferred securities in the convertible debentures. We anticipate that the net proceeds to us from the sale of the convertible debentures will be approximately $13.9 million after deducting offering expenses, estimated to be $375,000, and deducting underwriting commissions.

     We intend to use the net proceeds from the sale of the convertible debentures for general corporate purposes, including, but not limited to, capital contributions to the bank to support growth and for working capital, the possible repurchase of shares of our common stock and acquisitions by either us or the bank (although no agreements or understandings presently exist with respect to an acquisition).

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock is quoted in the Nasdaq National Stock Market's National Market under the symbol "SBSI." The following table sets forth the high and low sales prices and cash dividends declared per share of common stock for the periods indicated. All information has been adjusted for a two for one stock split and stock dividends effected during the periods presented.

                                                               PRICE RANGE
                                                              --------------   DIVIDENDS
                                                               HIGH     LOW    DECLARED
                                                              ------   -----   ---------
YEAR ENDED DECEMBER 31, 1998
  First quarter.............................................  $ 9.75   $8.05     $.05
  Second quarter............................................   13.04    9.92      .05
  Third quarter.............................................   12.25    8.09      .05
  Fourth quarter............................................    9.52    8.09      .05
YEAR ENDED DECEMBER 31, 1999
  First quarter.............................................  $ 9.58   $8.16     $.05
  Second quarter............................................    8.81    8.09      .05
  Third quarter.............................................   11.25    8.39      .05
  Fourth quarter............................................   12.06    8.75      .05
YEAR ENDED DECEMBER 31, 2000
  First quarter.............................................  $ 9.44   $8.25     $.05
  Second quarter............................................   10.00    8.25      .05
  Third quarter.............................................    8.88    7.50      .05
  Fourth quarter (through November 2, 2000).................    8.81    7.75

     As of September 29, 2000, there were approximately 1,100 holders of record of our common stock. The last reported sales price of the common stock on Nasdaq on November 2, 2000, was $8.00.

     Holders of our common stock will be entitled to receive any cash dividends the board of directors may declare. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon our earnings and financial condition, regulatory conditions and considerations and such other factors as our board of directors may deem relevant.

     As a holding company, Southside is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to our banking subsidiary limit the payment of dividends, management fees and other distributions by the bank to us and may therefore limit our ability to make dividend payments.

                MARKET FOR THE CONVERTIBLE PREFERRED SECURITIES

     The convertible preferred securities have been designated for inclusion in the Nasdaq National Market under the symbol "SBSIO." Although the representative of the underwriters has informed us that it intends to make a market in the convertible preferred securities, the representative is not obligated to do so. If the underwriters begin to make a market in the convertible preferred securities, any such market making may be discontinued at any time. Thus, there is no assurance that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and distribution rate have been determined by negotiations among Southside and the underwriters, and the offering price of the convertible preferred securities may not represent what the market price will be following the offering.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, the trust will be treated as our subsidiary, and the trust's financial statements will be included in our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the convertible preferred securities as an interest expense in our consolidated statements of operations. In our future financial reports, we will:

     - present the convertible preferred securities on our statements of financial condition as a separate line item entitled "Guaranteed Preferred Beneficial Interests in the Company's Convertible Junior Subordinated Debentures;"

     - include in a footnote to the financial statements disclosure that the sole assets of the trust are the convertible debentures specifying the principal amount, interest rate and maturity date of convertible debentures held; and

     - include, in a footnote to the financial statements, disclosure that:

      -- the trust is wholly owned,

      -- the sole assets of the trust are the convertible debentures, and

      -- our obligations under the convertible debentures, the indenture, the trust agreement and the guarantee, in total, constitute a full and unconditional guarantee by us of the trust's obligations under the convertible preferred securities.

                                 CAPITALIZATION

     The following table sets forth (i) our consolidated capitalization at June 30, 2000 and (ii) our consolidated capitalization giving effect to the issuance of the convertible preferred securities hereby offered by the trust and our receipt of the net proceeds from the corresponding sale of the convertible subordinated debentures to the trust, as if the sale of the convertible preferred securities occurred on June 30, 2000, and assuming the underwriters' over-allotment option was not exercised. This data should be read in conjunction with our consolidated financial statements and related notes.

                                                                  AT JUNE 30, 2000
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt(1)...........................................   $192,244      $192,244
Guaranteed preferred beneficial interests in our junior
  subordinated debentures...................................   $ 20,000      $ 20,000
Guaranteed preferred beneficial interests in our
  subordinated convertible debentures.......................   $     --      $ 15,000
SHAREHOLDERS' EQUITY:
  Common stock: ($1.25 par, 20,000,000 shares authorized,
     7,824,034 shares issued and outstanding)...............   $  9,780      $  9,780
  Paid-in capital...........................................     27,640        27,640
  Retained earnings.........................................     18,767        18,767
  Treasury stock (583,552 shares at cost)...................     (5,170)       (5,170)
  Accumulated other comprehensive loss......................     (8,211)       (8,211)
                                                               --------      --------
       Total shareholders' equity...........................   $ 42,806      $ 42,806
                                                               --------      --------
          Total capitalization..............................   $255,050      $270,050
                                                               ========      ========
CAPITAL RATIOS(2):
       Tier 1 leverage ratio(3).............................       6.42%         6.42%
       Tier 1 risk-based capital ratio(4)...................      12.18%        12.18%
       Total risk based capital ratio(4)....................      13.66%        16.39%
       Ratio of equity to total assets......................       4.03%         3.97%

---------------

(1) Reflects Federal Home Loan Bank advances maturing more than one year from June 30, 2000.

(2) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.

(3) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

(4) The convertible preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the convertible preferred securities, and our existing trust preferred securities together with any outstanding cumulative preferred stock of Southside that may be outstanding in the future, may only be included up to the amount constituting 25% of Tier 1 core capital elements (including the trust preferred securities). We will have $35 million of trust preferred securities and convertible preferred securities, of which $17 million will initially be considered Tier 1 capital.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below, insofar as it relates to the five years ended December 31, 1999, are derived from our audited consolidated financial statements that have been audited by PricewaterhouseCoopers LLP. The selected consolidated financial data set forth below at and for the six-month periods ended June 30, 2000 and 1999, are derived from our unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results as of and for the six-month periods indicated have been included. This information is qualified by reference to our consolidated financial statements included in this prospectus and this information should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 22. Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the six-month period ended June 30, 2000 are not necessarily indicative of results that may be expected for any other interim period or the entire year ending December 31, 2000.

                                           AT OR FOR THE SIX
                                                MONTHS
                                            ENDED JUNE 30,               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                         ---------------------   ------------------------------------------------------
                                            2000        1999        1999        1998       1997       1996       1995
                                         ----------   --------   ----------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATING DATA:
Total interest income..................  $   36,046   $ 28,246   $   60,688   $ 43,677   $ 35,167   $ 31,772   $ 29,590
Total interest expense.................      21,092     17,026       36,016     24,747     16,205     14,397     12,837
                                         ----------   --------   ----------   --------   --------   --------   --------
Net interest income....................      14,954     11,220       24,672     18,930     18,962     17,375     16,753
Provision (credit) for loan losses.....         783        653        1,456      1,215      1,005        500       (300)
                                         ----------   --------   ----------   --------   --------   --------   --------
Net interest income after provision
  (credit) for loan losses.............      14,171     10,567       23,216     17,715     17,957     16,875     17,053
                                         ----------   --------   ----------   --------   --------   --------   --------
Deposit services.......................       4,006      3,151        6,780      5,353      4,001      2,821      2,752
Net gain (loss) on sales of securities
  available for sale...................        (459)       304          149      1,260        233        132        221
Other..................................       1,163      1,054        2,303      1,690      1,432      1,180        901
                                         ----------   --------   ----------   --------   --------   --------   --------
Total non-interest income..............       4,710      4,509        9,232      8,303      5,666      4,133      3,874
Total non-interest expense.............      12,530     10,943       22,524     19,443     16,928     15,366     14,682
                                         ----------   --------   ----------   --------   --------   --------   --------
Income before federal tax expense......       6,351      4,133        9,924      6,575      6,695      5,642      6,245
Income tax expense.....................       1,440        764        2,000      1,224      1,689      1,437      1,713
                                         ----------   --------   ----------   --------   --------   --------   --------
Net income.............................  $    4,911   $  3,369   $    7,924   $  5,351   $  5,006   $  4,205   $  4,532
                                         ==========   ========   ==========   ========   ========   ========   ========
COMMON SHARE DATA:
Net income per common share:
Basic..................................  $     0.68   $   0.46   $     1.08   $   0.72   $   0.67   $   0.56   $   0.60
Diluted................................        0.66       0.45         1.05       0.70       0.65       0.55       0.60
Book value per common share............        5.91       5.48         5.17       6.29       5.34       4.83       4.42
Cash dividend declared per common
  share................................        0.10       0.10         0.20       0.20       0.20       0.20       0.18

SELECTED FINANCIAL CONDITION DATA (AT
  END OF PERIOD):
Total assets...........................  $1,062,782   $959,048   $1,012,565   $876,329   $571,189   $482,755   $448,673
Loans, net of reserve for loan loss....     424,125    331,699      382,871    316,159    292,665    254,918    225,461
Mortgage-backed and related
  securities...........................     368,953    354,582      347,574    341,004    141,413    114,356     99,407
Investment securities..................     174,322    189,379      182,452    132,794     71,835     57,825     76,919
Deposits...............................     642,240    528,862      587,544    515,034    462,674    425,950    388,308
Long-term obligations..................     212,244    190,912      194,704    176,027     28,547      9,096     13,686
Shareholders' equity...................      42,806     40,054       37,672     46,413     39,946     36,484     33,352

                                           AT OR FOR THE SIX
                                                MONTHS
                                            ENDED JUNE 30,               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                         ---------------------   ------------------------------------------------------
                                            2000        1999        1999        1998       1997       1996       1995
                                         ----------   --------   ----------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED PERFORMANCE RATIOS:
Return on average assets...............        0.96%      0.74%        0.84%      0.78%      0.99%      0.92%      1.07%
Return on average shareholders'
  equity...............................       25.15      15.18        18.99      12.42      13.20      12.20      15.01
Net interest spread....................        2.68       2.21         2.31       2.46       3.44       3.50       3.70
Net interest margin (net interest and
  dividend income to average interest
  earning assets)......................        3.40       2.90         3.02       3.26       4.34       4.38       4.53
Average interest earning assets to
  average interest bearing
  liabilities..........................      116.34     117.23       117.40     120.37     125.35     125.67     124.79
Non-interest expense to average total
  assets...............................        2.45       2.42         2.38       2.83       3.35       3.37       3.48
Efficiency ratio (non-interest expense
  to net Interest income and
  non-interest
  income)..............................       62.16      70.81        66.61      74.77      69.39      71.88      71.95
ASSET QUALITY RATIOS:
Non-accruing loans to total loans......        0.13%      0.12%        0.18%      0.14%      0.45%      0.59%      0.55%
Allowance for loan losses to
  non-accrual Loans....................      946.93     978.26       650.78     825.00     250.74     211.94     264.09
Allowance for loan losses to total
  loans................................        1.18       1.21         1.18       1.11       1.14       1.26       1.45
Nonperforming assets to total assets...        0.18       0.21         0.18       0.23       0.54       0.61       0.61
Net charge-offs (recoveries) to average
  loans................................        0.14       0.10         0.13       0.34       0.32       0.23      (0.23)
CAPITAL RATIOS:
Shareholders' equity to total assets...        4.03%      4.18%        3.72%      5.30%      6.99%      7.56%      7.43%
Average shareholders' equity to average
  total assets.........................        3.82       4.91         4.41       6.28       7.50       7.55       7.16
Total risk-based capital ratio.........       13.66      14.44        13.96      15.25      12.89      13.74      13.79
Tier 1 risk-based capital ratio........       12.18      12.39        12.21      12.94      11.86      12.59      12.54
Tier 1 leverage ratio..................        6.42       6.09         6.20       6.76       7.25       7.63       7.52
RATIO OF EARNINGS TO FIXED CHARGES:
Excluding interest on deposits.........        1.59%      1.45%        1.51%      1.71%      5.33%      7.79%     12.09%
Including interest on deposits.........        1.30       1.24         1.27       1.27       1.41       1.39       1.49
OTHER DATA AT END OF YEAR:
Number of branch offices...............          12         11           12         11          8          8          5
Number of deposit accounts.............      56,760     49,636       52,161     44,388     39,221     35,997     34,542

---------------

(1) The ratio of earnings to fixed charges excluding interest on deposits is calculated by dividing income before taxes plus interest on borrowings plus 33% of rental expense by interest expense on borrowings plus 33% of rental expense.

(2) The ratio of earnings to fixed charges including interest on deposits is calculated by dividing income before taxes plus total interest expense plus 33% of rental expense by interest expense plus 33% of rental expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following presents management's discussion and analysis of our financial condition and results of operations and should be read and reviewed in conjunction with the financial statements and related notes included elsewhere in this prospectus and in our latest annual report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" beginning on page 9 and "Special Note Regarding Forward-Looking Statements" on page 16 in this prospectus. All share data has been adjusted to give retroactive recognition to stock dividends.

GENERAL

     Over the past five years, we have achieved significant growth in assets, increased our deposit base, and increased earnings. For the five years ended December 31, 1999:

     - our loans, net of reserve for loan loss, grew at a 14.16% compound annual rate;

     - our net income grew at a 14.99% compound annual rate and our earnings per share grew at a 15.02% compound annual rate;

     - our annual return on average equity averaged 14.36%;

     - our annual return on average assets averaged 0.92%;

     - our net interest margin declined from 4.53% for the year ended December 31, 1995 to 3.02% for the year ended December 31, 1999;

     - our ratio of nonperforming assets to total assets declined from 0.61% to 0.18%; and

     - our ratio of net charge-offs to average total loans averaged 0.16%.

     During the six months ended and as of June 30, 2000:

     - our loans, net of reserve for loan losses, increased by $41.3 million, or 10.8%, from December 31, 1999;

     - our earnings per share increased by 46.7%, as compared to the same period during the prior year;

     - our annualized return on average equity was 25.15%;

     - our annualized return on average assets was 0.96%;

     - our net interest margin increased to 3.40% for the six months ended June 30, 2000 from 2.90% for the same period during 1999;

     - our ratio of nonperforming assets to total assets was 0.18%; and

     - our ratio of net charge-offs to average total loans was 0.14%.

     A major contributor to our asset growth since 1995 has been strong growth in all of our major loan categories. For the five year period ended December 31, 1999, commercial real estate loans increased by $43.1 million, one-to-four family residential real estate loans increased $62.8 million, real estate construction loans increased $13.9 million and commercial loans increased by $35.5 million.

     In May 1998, we implemented a leverage strategy designed to enhance our profitability with acceptable levels of credit, interest rate and liquidity risk. The leverage strategy consists of borrowing long and short-term funds from the Federal Home Loan Bank and investing the funds in securities. Margin compression resulted during the implementation phase of the leverage strategy. While we experienced margin compression during 1998 and 1999, the leverage strategy began to produce additional net income beginning during 1999. The net interest margin reached a low of 2.88% during the first quarter ended March 31, 1999 and has begun to increase and for the six months ended June 30, 2000 our net interest margin had increased to 3.40%.

     In addition, growth of noninterest income to average assets from 0.92% in 1995 to 0.97% in 1999, has significantly contributed to our profitability over this period. This increase is especially strong considering the leverage growth, which did not produce any noninterest income.

     Our level of nonperforming assets reflects the bank's underwriting policies and, combined with the growing economy, has resulted in low levels of nonaccrual loans, and has reduced the costs of resolving nonperforming assets. Over the five years ended December 31, 1999, nonaccruing loans to total loans averaged 0.38%, net charge-offs to average total loans averaged 0.16%, and nonperforming assets to total assets averaged 0.43%.

     As of June 30, 2000, nonaccruing loans to total loans were 0.13%, net charge-offs to average total loans were 0.14% and nonperforming assets to total assets were 0.18%.

     We fund our operations primarily through demand, savings and time deposits and Federal Home Loan Bank borrowings.

LEVERAGE STRATEGY

     In May 1998 we implemented a leverage strategy designed to enhance our profitability with acceptable levels of credit, interest rate and liquidity risk. The leverage strategy consists of borrowing long and short-term funds from the Federal Home Loan Bank and investing the funds primarily in mortgage-backed securities, and to a lesser extent, long-term municipal securities. Although mortgage-backed securities often carry lower yields than traditional mortgage loans and other types of loans we make, these securities generally increase the overall quality of our assets by virtue of the securities' underlying insurance or guarantees, are more liquid than individual loans and may be used to collateralize our borrowings or other obligations. While our strategy of investing a substantial portion of our assets in mortgage-backed and municipal securities has resulted in lower interest rate spreads and margins, we believe that the lower operating expenses and reduced credit and interest rate risk of this strategy have enhanced our overall profitability.

     While we may increase our leverage by approximately $20 to $30 million to offset interest expense associated with this convertible preferred securities offering, our balance sheet strategy going forward will be to gradually replace a portion of our securities portfolio with higher yielding loans. On the liability side, we intend to gradually replace a portion of the short-term Federal Home Loan Bank borrowings with deposits. The intended net result is to increase our net interest spread. Since completing the initial phase of our leverage strategy during the second quarter of 1999, our net interest spread has begun to increase. The leverage strategy is dynamic and requires ongoing management. As interest rates, funding costs and security spreads change, our determination of the proper securities to purchase and funding to obtain must be re-evaluated.

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     Overview. Net income for the six months ended June 30, 2000 was $4.9 million as compared to $3.4 million for the same period in 1999, an increase of $1.5 million or 45.8%. The increase in net income was primarily attributable to an increase in net interest income due to a more favorable net interest spread and the growth in earnings assets. Noninterest income, not including gains or losses on sales of securities, also grew due to deposit services income. These increases were partially offset by greater noninterest expense and losses on sales of securities. Earnings per share of $0.66 represented an increase of $0.21, or 46.7%, over the first six months of 1999.

     Net Interest Income. Net interest income is the principal source of our earnings stream and represents the difference or spread between interest and fee income generated from interest earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in interest earning assets and interest bearing liabilities materially impact net interest income. Net interest income for the six months ended June 30, 2000 was $15.0 million, an increase of $3.7 million or 33.3% when compared to the same period in 1999. Average interest earning assets increased $110.5 million or 12.9%, while the net interest spread increased from 2.21% at June 30, 1999 to 2.68% at June 30, 2000. As interest rates increased during 1999 and 2000, our premium mortgage-backed securities increased in yield as prepayment speeds decreased. This increase in yield, along with the increase in average loans, combined to increase the net interest spread. Future increases in the net interest spread will become more difficult due to competition and long-term liabilities purchased at higher rates.

     During the six months ended June 30, 2000, average loans, funded primarily by the growth in average deposits and average Federal Home Loan Bank advances, increased $80.6 million or 24.7%, compared to the same period in 1999. The average yield on loans increased from 8.34% at June 30, 1999 to 8.40% at June 30, 2000, reflective of an overall increase in rates.

     Average investment and mortgage-backed securities increased $28.3 million or 5.6% for the six months ended June 30, 2000 when compared to the same period in 1999. This increase was a direct result of our leverage strategy implemented in 1998. The overall yield on average securities increased to 7.29% during the six months ended June 30, 2000 from 6.08% during the same period in 1999, due in part to decreased prepayment speeds on mortgage-backed securities which led to decreased amortization expense, combined with a restructuring of a portion of the securities portfolio into higher yielding securities due to higher overall interest rates.

     Interest income from marketable equity securities, federal funds and other interest earning assets increased $477,000 or 83.2% for the six months ended June 30, 2000 when compared to 1999 as a result of the average balance increase of 7.1%. The average yield increased from 5.27% in 1999 to 8.99% at June 30, 2000 due to higher rates and a special dividend of $304,000 on the Federal Home Loan Bank stock we own. The average yield without the special dividend from the Federal Home Loan Bank increased to 6.39% at June 30, 2000.

     Total interest expense increased $4.1 million or 23.9% to $21.1 million during the six months ended June 30, 2000 as compared to $17.0 million during the same period in 1999. The increase was attributable to an increase in average interest bearing liabilities of $100.6 million or 13.8% and an increase in the average yield on interest bearing liabilities from 4.71% at June 30, 1999 to 5.12% at June 30, 2000. Average interest bearing deposits increased $68.2 million or 17.4% while the average rate paid increased from 4.11% at June 30, 1999 to 4.54% at June 30, 2000.

     During the second quarter ended June 30, 2000, we issued $54.4 million of long-term brokered CD's with one-year call options and additional call options every six months thereafter, until the CD matures. The average yield on these CD's was 8.19% with an average life of 10.8 years. Obtaining this long-term funding should enable the bank to take advantage of the higher interest rate environment, primarily through the purchase of securities without incurring significant additional interest rate risk. The options associated with these CD's may provide the bank with valuable balance sheet opportunities in the future. The higher cost associated with these callable CD's will have a negative impact on our net interest spread during the next several quarters.

     During the second quarter, the bank introduced a new Platinum Money Market Deposit Account. This account pays a higher rate on larger deposit balances than the bank's other money market account. As deposits shift to the new money market account, the higher interest cost associated with this change will have a negative impact on our net interest margin. The bank hopes to attract new deposits due to the competitive rate of this account. While the interest rate on this account is higher than our previous money market account, the interest rate is lower than the rate for short-term borrowings from the Federal Home Loan Bank. As new deposits are obtained, the higher cost Federal Home Loan Bank funds may be replaced which should offset some of the negative impact on our net interest margin.

     Average short-term interest bearing liabilities, consisting primarily of Federal Home Loan Bank advances and federal funds purchased, were $169.2 million, an increase of $25.4 million or 17.7% for the six months ended June 30, 2000 when compared to the same period in 1999. This increase reflects a strategically planned increase in balance sheet leverage to achieve certain Asset/Liability Management Committee objectives. The primary objective is to enhance profitability while maintaining acceptable levels of capital, credit, interest rate and liquidity risk. Average long-term interest bearing liabilities consisting of Federal Home Loan Bank advances increased $6.9 million or 4.0% during the six months ended June 30, 2000 as compared to $172.2 million at June 30, 1999. The advances were obtained from the Federal Home Loan Bank as part of our balance sheet leverage strategy and partially to fund long-term loans. Federal Home Loan Bank advances are collateralized by Federal Home Loan Bank stock, securities and nonspecified real estate loans. We plan to gradually replace short-term Federal Home Loan Bank advances with deposit growth and long-term Federal Home Loan Bank advances. We expect that loan growth should gradually replace a portion of the securities portfolio.

     Average long term junior subordinated debentures remained the same at $20 million from June 30, 1999 to June 30, 2000.

     Provision for Loan Losses. The provision for loan losses for the period ended June 30, 2000 was $783,000 compared to $653,000 for June 30, 1999. For the period ended June 30, 2000, the bank had net charge-offs of loans of $274,000, an increase of 64.1% compared to June 30, 1999. For the period ended June 30, 1999, net charge-offs on loans were $167,000. The increase in net charge-offs for the period ended June 30, 2000 occurred primarily as a result of the increase in the average loan portfolio. At June 30, 2000, our review of the loan portfolio indicates that a loan loss reserve of $5.1 million is adequate.

     Noninterest Income. Noninterest income consists of revenues generated from a broad range of financial services and activities including fee based services. The following table sets forth the accounts from which noninterest income was derived, gives totals for these accounts for the six months ended June 30, 2000 and the comparable period ended June 30, 1999 and indicates the percentage changes:

                               NONINTEREST INCOME

                                                         SIX MONTHS ENDED
                                                             JUNE 30,
                                                      -----------------------    PERCENT
                                                        2000          1999       CHANGE
                                                      ---------     ---------    -------
                                                      (DOLLARS IN THOUSANDS)
Deposit Services....................................   $4,006        $3,151        27.1%
(Loss) Gain on Sales of Securities Available for
  Sale..............................................     (459)          304      (251.0%)
Trust Income........................................      261           223        17.0%
Other...............................................      902           831         8.5%
                                                       ------        ------
  Total Noninterest Income..........................   $4,710        $4,509         4.5%
                                                       ======        ======

     Noninterest income was $4.7 million for the six months ended June 30, 2000 compared to $4.5 million for the same period in 1999. Deposit services income increased $855,000 or 27.1% for the six months ended June 30, 2000 compared to the same period in 1999. Deposit services income increased primarily as a direct result of our overdraft privilege program implemented during 1997 and also due to increased numbers of deposit accounts and increased deposit activity from June 30, 1999 to June 30, 2000. Trust income increased $38,000 or 17% for the six months ended June 30, 2000. Other noninterest income increased $71,000 or 8.5% for the six months ended June 30, 2000 primarily as a result of increases in other fee income. During the six months ended June 30, 2000, we had losses on the sale of securities of $459,000 compared to gains on the sales of securities of $304,000 for the same period in 1999. During the six months ended June 30, 2000, the bank sold available for sale securities to reduce duration and restructure a portion of the available for sale securities portfolio. The resulting securities portfolio may have less interest rate risk in a rising interest rate environment and may provide a higher average securities portfolio yield.

     Noninterest Expense. The following table sets forth the accounts from which noninterest expense was derived, gives totals for these accounts for the six months ended June 30, 2000 and the comparable period ended June 30, 1999 and indicates the percentage changes:

                              NONINTEREST EXPENSE

                                                         SIX MONTHS ENDED
                                                             JUNE 30,
                                                      ----------------------    PERCENT
                                                        2000         1999       CHANGE
                                                      ---------    ---------    -------
                                                      (DOLLARS IN THOUSANDS)
Salaries and Employee Benefits......................   $ 7,623      $ 6,549      16.4%
Net Occupancy Expense...............................     1,557        1,360      14.5%
Equipment Expense...................................       311          219      42.0%
Advertising, Travel and Entertainment...............       781          634      23.2%
Supplies............................................       281          246      14.2%
Postage.............................................       201          191       5.2%
Other...............................................     1,776        1,744       1.8%
                                                       -------      -------
  Total Noninterest Expense.........................   $12,530      $10,943      14.5%
                                                       =======      =======

     Noninterest expense was $12.5 million for the six months ended June 30, 2000, compared to $10.9 million for the same period of 1999, representing an increase of $1.6 million or 14.5%.

     Salaries and employee benefits increased $1.1 million or 16.4% during the six months ended June 30, 2000 when compared to the same period in 1999. Direct salary expense and payroll taxes increased $620,000 or 10.9% as a result of personnel additions for the six months ended June 30, 2000 when compared to the same period in 1999. Branch expansion combined with normal payroll increases accounted for these increases and additions. Retirement expense increased $48,000 or 15.0% for the six months ended June 30, 2000 when compared to the same period in 1999. Health insurance expense increased $406,000 or 72.6% for the six months ended June 30, 2000 when compared to the same period in 1999.

     Net occupancy expense increased $197,000 or 14.5% for the six months ended June 30, 2000 compared to the same period in 1999, largely due to higher real estate taxes and depreciation expense.

     Equipment expense increased $92,000 or 42.0% for the six months ended June 30, 2000 compared to the same period in 1999 due to additional locations.

     Advertising, travel and entertainment expense increased $147,000 or 23.2% for the six months ended June 30, 2000 compared to the same period in 1999 due to an increased advertising budget and additional expenses associated with additional locations and growth in assets.

     Income Taxes. Income tax expense was $1.4 million for the six months ended June 30, 2000 and represented a $676,000 or 88.5% increase from the six months ended June 30, 1999. The effective tax rate as a percentage of pre-tax income was 22.7% for the six months ended June 30, 2000 as compared to 18.5% for the six months ended June 30, 1999. The increase in the effective tax rate and income tax expense for the six months ended June 30, 2000 was primarily a result of higher taxable income.

     Composition of Loans. Total average loans increased $80.6 million or 24.7% for the six months ended June 30, 2000 when compared to June 30, 1999. The majority of the increase was in real estate loans. The increase in real estate loans is due to a stronger real estate market and a strong commitment in residential mortgage lending.

     Total nonperforming assets at June 30, 2000 were $1.9 million, up $76,000 or 4.1 % from $1.8 million at December 31, 1999. Loans 90 days past due or more increased $324,000 or 95.6% to $663,000. Of this total, 31% were collateralized by residential dwellings that are primarily owner occupied. Historically, the amount of losses suffered on this type of loan have been significantly less than those collateralized by other types of properties. Ten percent are multifamily real estate properties, 21% are commercial real estate properties, 29% are commercial loans and 9% are loans to individuals.

     From December 31, 1999 to June 30, 2000, restructured loans increased $33,000 or 7.4% to $481,000, nonaccrual loans decreased $166,000 or 23.6% to
$537,000. Repossessed assets decreased $115,000 or 55.0% to $94,000 and other real estate remained unchanged at $140,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     Overview. Net income for the year ended December 31, 1999 was $7.9 million as compared to $5.3 million for the same period in 1998, an increase of $2.6 million or 48.1%. The increase in net income was primarily attributable to an increase in interest income which was partially offset by an increase in noninterest expense and provision for loan losses. Earnings per share of $1.05 represented an increase of $0.35, or 50.0% over the year ended December 31, 1998.

     Net Interest Income. For the year ended December 31, 1999, net interest income increased $5.7 million or 30.3% compared to the same period in 1998.

     In May 1998, we implemented a leverage strategy designed to enhance profitability with acceptable levels of credit, interest rate and liquidity risk. The leverage strategy consists of borrowing long and short-term funds from the Federal Home Loan Bank and investing the funds in securities. Margin compression resulted during the implementation phase of the leverage strategy. While we experienced margin compression during 1998 and 1999, the leverage strategy began to produce additional net income beginning during 1999. The net interest margin reached a low of 2.88% during the first quarter ended March 31, 1999 and has begun to increase. For the six months ended June 30, 2000, it had increased to 3.40%.

     Interest income for the year ended December 31, 1999 increased $17.0 million or 38.9% to $60.7 million compared to the same period in 1998. The increased interest income in 1999 was attributable to the increase in average interest earning assets during the year which was partially offset by a decrease in the average interest rate earned.

     Average interest earning assets, totaling $889.6 million at December 31, 1999, increased $255.7 million or 40.3% over December 31, 1998 primarily as a result of increases in average investment and mortgage-backed securities, and to a lesser extent, average loans. During the year ended December 31, 1999, the mix of our interest earning assets reflected a decrease in loans compared to the prior year end as loans averaged 38.4% of total average interest earning assets compared to 48.0% during 1998, a direct result of our leverage strategy. Securities averaged 60.7% of the total and other interest earning asset categories averaged 0.9% for December 31, 1999. During 1998 the comparable mix was 51.5% in securities and 0.5% in the other interest earning asset categories.

     The overall yield on investment, mortgage-backed and marketable equity securities increased 45 basis points to 6.32% during 1999 compared to the same period in 1998. This change was a result of overall higher interest rates, decreased prepayment speeds on premium mortgage-backed securities which led to decreased amortization expense and an increase for the year ended December 31, 1999 in the average tax-free municipal securities portfolio.

     The average yield on average interest earning assets decreased 10 basis points during the year ended December 31, 1999 as compared to 1998 primarily as a result of the decrease in the average yield on loans and the increase in the overall mix of earning assets with lower yielding securities. The average yield on loans for the year ended December 31, 1999 decreased to 8.28% from 8.56% for the year ended December 31, 1998. This decrease was reflective of the repricing characteristics of the loans and the decrease in lending rates during 1999 due to competitive pressures, the changing mix of the loan portfolio and a lower average prime rate in 1999 compared to 1998. The U.S. prime interest rate decreased 75 basis points during the latter part of 1998 beginning September 1998. Prime increased 75 basis points during 1999, but did not begin increasing until June 1999, at which time prime increased 25 basis points. The final 25 basis point increase did not occur until November 1999. As a result, the prime rate, which is used as a basis to price numerous loans, was on average lower in 1999 than in 1998.

     Interest income on loans increased $2.1 million in 1999 or 8.2% compared to 1998 due to the increase in average loans during 1999 which more than offset the decrease in average yield on loans during 1999.

     Interest income on securities increased $14.6 million in 1999 or 84.0% compared to 1998 due to the increase in the average securities and the increase in the average yield of securities during 1999.

     The increase in interest expense for the year ended December 31, 1999 of $11.3 million or 45.5% was attributable to an increase in average interest bearing liabilities of $231.1 million or 43.9% along with the increase in the average rate paid on interest bearing liabilities of five basis points. The average rate paid increased due to an average increase in the ratio of the higher interest bearing liabilities during 1999. Average time deposits increased $25.7 million or 11.7% while the average rate paid decreased 23 basis points along with an increase in average interest bearing demand deposits of $10.1 million or 8.1% and an increase in average savings deposits of $2.0 million or 11.5%. Average noninterest bearing demand deposits increased $31.7 million or 30.0% during 1999. The latter three categories, which are considered the lowest cost deposits, comprised 54.3% of total average deposits during the year ended December 31, 1999 compared to 53.0% during 1998 and 52.4% during 1997. The increase in average total deposits is reflective of overall bank growth and branch expansion and was the primary source of funding the increase in average loans.

                          DEPOSIT AVERAGES BY CATEGORY

                                                           YEARS ENDED DECEMBER 31,
                                              ---------------------------------------------------
                                                   1999              1998              1997
                                              ---------------   ---------------   ---------------
                                                AVG.     AVG.     AVG.     AVG.     AVG.     AVG.
                                              BALANCE    RATE   BALANCE    RATE   BALANCE    RATE
                                              --------   ----   --------   ----   --------   ----
                                                            (DOLLARS IN THOUSANDS)
Noninterest Bearing Demand Deposits.........  $137,499   N/A    $105,779   N/A    $ 94,005   N/A
Interest Bearing Demand Deposits............   135,122   2.72%   125,004   2.73%   117,496   2.78%
Savings Deposits............................    19,272   2.56%    17,280   2.70%    16,173   2.76%
Time Deposits...............................   246,110   5.03%   220,421   5.26%   206,873   5.32%
                                              --------          --------          --------
  Total Deposits............................  $538,003   3.08%  $468,484   3.31%  $434,547   3.39%
                                              ========          ========          ========

                                                                 SIX MONTHS ENDED JUNE 30,
                                                             ---------------------------------
                                                                  2000              1999
                                                             ---------------   ---------------
                                                               AVG.     AVG.     AVG.     AVG.
                                                             BALANCE    RATE   BALANCE    RATE
                                                             --------   ----   --------   ----
                                                                  (DOLLARS IN THOUSANDS)
Noninterest Bearing Demand Deposits........................  $148,848    N/A   $127,886    N/A
Interest Bearing Demand Deposits...........................   146,391   2.85%   131,343   2.66%
Savings Deposits...........................................    21,715   2.57%    18,871   2.56%
Time Deposits..............................................   292,638   5.54%   242,368   5.01%
                                                             --------          --------
  Total Deposits...........................................  $609,592   3.43%  $520,468   3.10%
                                                             ========          ========

     Average long-term and short-term interest bearing liabilities other than deposits increased $185.7 million or 122.5%, a direct result of our leverage strategy. This increase contributed to the higher interest expense in 1999, as well as providing the primary source of funding for the increase in average investment, mortgage-backed and marketable equity securities.

     Average long-term junior subordinated debentures increased $7.6 million or 61.5%, a result of the sale of 2,000,000 preferred securities on May 18, 1998 at a liquidation amount of $10 per preferred security for an aggregate amount of $20 million. The debentures have a distribution rate of 8.50% per annum payable at the end of each calendar quarter. This increase in average long-term junior subordinated debentures also contributed to the higher average rate paid in 1999 when compared to 1998.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1999 was $1.5 million compared to $1.2 million for the year ended December 31, 1998. For the year ended

December 31, 1999, the bank had net charge-offs of loans of $445,000, a decrease of 56.4% compared to December 31, 1998. For the year ended December 31, 1998, net charge-offs on loans were $1.0 million. The decrease in net charge-offs for 1999 is reflective of the overall economy in our primary market area. Net charge-offs for real estate loans, commercial loans and loans to individuals all decreased. As of December 31, 1999, our review of the loan portfolio indicated that a loan loss reserve of $4.6 million was adequate.

     Noninterest Income. The following table sets forth the accounts from which noninterest income was derived, gives totals for these accounts for the year ended December 31, 1999 and the comparable year ended December 31, 1998 and indicates the percentage changes:

                               NONINTEREST INCOME

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                       -----------------------   PERCENT
                                                         1999          1998      CHANGE
                                                       ---------     ---------   -------
                                                       (DOLLARS IN THOUSANDS)
Deposit Services.....................................   $6,780        $5,353       26.7%
  Gain on Sales of Securities Available For Sale.....      149         1,260      (88.2%)
  Trust Income.......................................      631           528       19.5%
  Other..............................................    1,672         1,162       43.9%
                                                        ------        ------
     Total Noninterest Income........................   $9,232        $8,303       11.2%
                                                        ======        ======

     Total noninterest income for the year ended December 31, 1999 increased 11.2% or $929,000 compared to 1998. Securities gains decreased $1.1 million or 88.2% from 1998. Of the $149,000 in net securities gains from the available for sale portfolio in 1999, there were $856,000 in realized gains and $707,000 in realized losses. We sold securities out of the available for sale securities portfolio to accomplish Asset/Liability Management Committee objectives of obtaining an acceptable total rate of return on a risk adjusted basis on the securities portfolio. Sales of securities available for sale were the result of changes in economic conditions and a change in the mix of the securities portfolio. The increase in deposit services income of $1.4 million or 26.7% was a result of the introduction of a new overdraft privilege program in June 1997 and a new free checking account program introduced during the first quarter of 1999, which increased overdraft fees, increased numbers of deposit accounts and increased deposit activity. Trust income increased $103,000 or 19.5% due to growth in the trust department. Other noninterest income increased $510,000 or 43.9% primarily as a result of increases in mortgage servicing release fees income of $289,000 and an increase in income from Countywide of $112,000.

     Noninterest Expense. The following table sets forth the accounts which comprise noninterest expense, gives totals for these accounts for the year ended December 31, 1999 and the comparable year ended December 31, 1998 and indicates the percentage changes:

                              NONINTEREST EXPENSE

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                          -----------------------   PERCENT
                                                            1999          1998      CHANGE
                                                          ---------     ---------   -------
                                                          (DOLLARS IN THOUSANDS)
Salaries and Employee Benefits..........................   $13,427       $11,318     18.6%
Net Occupancy Expense...................................     2,842         2,370     19.9%
Equipment Expense.......................................       537           457     17.5%
Advertising, Travel and Entertainment...................     1,322         1,124     17.6%
Supplies................................................       494           461      7.2%
Postage.................................................       419           352     19.0%
Other...................................................     3,483         3,361      3.6%
                                                           -------       -------
  Total Noninterest Expense.............................   $22,524       $19,443     15.8%
                                                           =======       =======

     Noninterest expense for the year ended December 31, 1999 increased $3.1 million or 15.8% when compared to the year ended December 31, 1998. Salaries and employee benefits increased $2.1 million or 18.6% due to several factors. Direct salary expense and payroll taxes increased $1.6 million or 16.2% as a result of personnel additions to staff the three new branches opened in the second half of 1998, overall bank growth and pay increases. Retirement expense increased $281,000 or 41.5% for the year ended December 31, 1999 due to increasing numbers of employees covered by the retirement plan, increased contributions to our employee stock ownership plan and additional deferred compensation expense incurred during 1999. Health insurance expense increased $247,000 or 27.6% for the year ended December 31, 1999 due to increased health claims.

     Net occupancy expense increased $472,000 or 19.9% for the year ended December 31, 1999 compared to the same period in 1998, largely due to higher real estate taxes, depreciation expense and associated operating costs as a result of the three new branches opened in the second half of 1998.

     Equipment expense increased $80,000 or 17.5% for the year ended December 31, 1999 when compared to 1998 due to increased equipment usage at the three new branch locations opened in the second half of 1998 and increased equipment costs associated with equipment maintenance.

     Advertising, travel and entertainment expense increased $198,000 or 17.6% for the year ended December 31, 1999 compared to the same period in 1998. The increase occurred due to increases in direct advertising during 1999 as a result of the opening of the three new branches in 1998 and new products introduced in 1999. Donations also increased during the year ended December 31, 1999 and are included in this total.

     Postage expense increased $67,000 or 19.0% for the year ended December 31, 1999 compared to the same period in 1998, largely due to the increased numbers of deposit accounts and increased volume.

     Other expense increased $122,000 or 3.6% during the year ended December 31, 1999 compared to 1998. The increase was due primarily to ATM fees and telephone expense due to added locations. In addition, bank exam and bank analysis fees increased due to bank asset and transaction growth. Also, amortization of costs associated with our junior subordinated debentures increased.

     Income Taxes. Income tax expense was $2.0 million for the year ended December 31, 1999 and represented a $776,000 or 63.4% increase from the year ended December 31, 1998. The effective tax rate as a percentage of pre-tax income was 20.2% in 1999 and 18.6% in 1998. The increase in the effective tax rate and income tax expense for 1999 was primarily a result of higher taxable income.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     Overview. Net income for the year ended December 31, 1998 was $5.3 million as compared to $5.0 million for the same period in 1997, an increase of $345,000 or 6.9%. The increase in net income was primarily attributable to an increase in noninterest income which was partially offset by an increase in noninterest expense and provision for loan losses. Earnings per share of $0.70 represented an increase of $0.05, or 7.7% over the year ended December 31, 1997.

     Net Interest Income. Net interest income decreased $32,000 or 0.2% for the year ended December 31, 1998 compared to the same period in 1997. Interest income for the year ended December 31, 1998 increased $8.5 million or 24.2% to $43.7 million compared to the same period in 1997. The increased interest income in 1998 was attributable to the increase in average interest earning assets during the year.

     Average interest earning assets, totaling $634.0 million for the year ended December 31, 1998, increased $174.1 million or 37.8% over the period ended December 31, 1997 primarily as a result of increases in average investment and mortgage-backed securities and, to a lesser extent, average loans. During the year ended December 31, 1998 the mix of our interest earning assets reflected a decrease in loans compared to the prior year end as loans averaged 48.0% of total average interest earning assets compared to 59.7% during 1997. Securities averaged 51.5% of the total and other interest earning asset categories averaged 0.5% for December 31, 1998. During 1997 the comparable mix was 39.7% in securities and 0.6% in the other interest earning asset categories.

     The average yield on average interest earning assets decreased 70 basis points during the year ended December 31, 1998 as compared to 1997 primarily as a result of the decrease in the average yield on securities. The overall yield on investment and mortgage-backed securities decreased 79 basis points to 5.87% during 1998 compared to the same period in 1997. This decrease was a result of overall lower interest rates, increased prepayment speeds on premium mortgage-backed securities which led to increased amortization expense and an increase for the year ended December 31, 1998 in the average tax-free municipal securities portfolio. The increase in interest income on loans of $2.2 million or 9.2% was the result of the increase in average loans during 1998. Interest income on securities increased $6.3 million in 1998 or 56.2% compared to 1997 primarily due to the increase in the average securities during 1998.

     The increase in interest expense for the year ended December 31, 1998 of $8.5 million or 52.7% was attributable to an increase in average interest bearing liabilities of $159.8 million or 43.6% along with the increase in the average rate paid on interest bearing liabilities of 28 basis points. The average rate paid increased due to an average increase in the ratio of the higher interest bearing liabilities during 1998. During 1998 average time deposits increased $13.5 million or 6.5% while the average rate paid decreased six basis points along with an increase in average interest bearing demand deposits of $7.5 million or 6.4% and an increase in average savings deposits of $1.1 million or 6.8%. Average noninterest bearing demand deposits increased $11.8 million or 12.5% during 1998. The latter three categories, which are considered the lowest cost deposits, comprised 53.0% of total average deposits during the year ended December 31, 1998 compared to 52.4% during 1997. The increase in average total deposits is reflective of overall bank growth and branch expansion and was the primary source of funding the increase in average loans. Average long-term and short-term interest bearing liabilities other than deposits increased $137.6 million or 521.9% which contributed to the higher interest expense in 1998.

     Provision for Loan Losses. The provision for loan losses for the years ended December 31, 1998 and 1997 was $1.2 million and $1.0 million, respectively. For the year ended December 31, 1998, we had net charge-offs of loans of $1.0 million, an increase of 15.5% compared to the year ended December 31, 1997. For the year ended December 31, 1997, net charge-offs on loans were $884,000. The increase in net charge-offs for 1998 occurred primarily as a result of the increase in loans over the past four years which grew $118.7 million, $73.3 million of which were real estate loans. An increase in personal bankruptcies caused the charge-offs for loans to individuals to remain consistent with the charge off level realized during the year ended December 31, 1997.

     Noninterest Income. Total noninterest income for the year ended December 31, 1998 increased 46.5% or $2.6 million compared to 1997. Securities gains increased $1.0 million or 440.8% from 1997. Of the $1.3 million in net securities gains from the available for sale portfolio in 1998, there were $1.3 million in realized gains and $61,000 in realized losses. We sold securities out of the available for sale portfolio to accomplish Asset/Liability Management Committee objectives of obtaining an acceptable total rate of return on a risk adjusted basis on the securities portfolio. The increase in deposit services income of $1.4 million or 33.8% was a result of the introduction of a new overdraft privilege program, increased numbers of deposit accounts and increased deposit activity. Trust income increased $131,000 or 33.0% due to the growth in the trust department. Other noninterest income increased $127,000 or 12.3% primarily as a result of increases in mortgage servicing release fees income.

                               NONINTEREST INCOME

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                       ----------------------   PERCENT
                                                         1998          1997     CHANGE
                                                       --------      --------   -------
                                                       (DOLLARS IN THOUSANDS)
Deposit Services.....................................   $5,353        $4,001      33.8%
Gain on Sales of Securities Available For Sale.......    1,260           233     440.8%
Trust Income.........................................      528           397      33.0%
Other................................................    1,162         1,035      12.3%
                                                        ------        ------
  Total Noninterest Income...........................   $8,303        $5,666      46.5%
                                                        ======        ======

     Noninterest Expense. Noninterest expense for the year ended December 31, 1998 increased $2.5 million or 14.9% when compared to the year ended December 31, 1997. Salaries and employee benefits increased $1.4 million or 14.5% due to several factors. Direct salary expense and payroll taxes increased $1.3 million as a result of personnel additions to staff three new branches opened in 1998, overall bank growth and pay increases. Retirement expense decreased $155,000 or 29.5% for the year ended December 31, 1998.

                              NONINTEREST EXPENSE

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                        -----------------------   PERCENT
                                                           1998         1997      CHANGE
                                                        ----------   ----------   -------
                                                        (DOLLARS IN THOUSANDS)
Salaries and Employee Benefits........................   $11,318      $ 9,889      14.5%
Net Occupancy Expense.................................     2,370        2,089      13.5%
Equipment Expense.....................................       457          414      10.4%
Advertising, Travel and Entertainment.................     1,124        1,006      11.7%
Supplies..............................................       461          440       4.8%
Postage...............................................       352          331       6.3%
Other.................................................     3,361        2,759      21.8%
                                                         -------      -------
  Total Noninterest Expense...........................   $19,443      $16,928      14.9%
                                                         =======      =======

     Net occupancy expense increased $281,000 or 13.5% for the year ended December 31, 1998 compared to the same period in 1997, largely due to higher real estate taxes, depreciation expense and associated operating costs as a result of three new branches opened in 1998.

     Equipment expense increased $43,000 or 10.4% for the year ended December 31, 1998 when compared to 1997 due to increased equipment usage at three new branch locations opened in 1998 and increased equipment costs associated with equipment maintenance.

     Advertising, travel and entertainment expense increased $118,000 or 11.7% for the year ended December 31, 1998 compared to the same period in 1997. The increase occurred due to increases in direct advertising during 1998 as a result of the opening of three new branches in 1998 and new products introduced in 1998. Donations also increased during the year ended December 31, 1998 and are included in this total.

     Other expense increased $602,000 or 21.8% during the year ended December 31, 1998 compared to 1997. The increase was due primarily to consulting fees paid in relation to the introduction of the overdraft privilege product, increased ATM fees and telephone expense due to added locations. In addition, trust and legal fees increased due to bank asset and transaction growth.

     Income Taxes. Income tax expense was $1.2 million for the year ended December 31, 1998 and represented a $465,000 or 27.5% decrease from the year ended December 31, 1997. The effective tax rate as a percentage of pre-tax income was 18.6% in 1998 and 25.2% in 1997. The decrease in the effective tax rate for 1998 was primarily a result of lower pre-tax income due to the increase in interest income from tax-free municipal securities.

AVERAGE BALANCES AND YIELDS

     The following table presents average balance sheet amounts and average yields for the periods ended June 30, 2000 and 1999.

                          AVERAGE BALANCES AND YIELDS

                                                                              SIX MONTHS ENDED,
                                                         -----------------------------------------------------------
                                                                 JUNE 30, 2000                  JUNE 30, 1999
                                                         -----------------------------   ---------------------------
                                                            AVG.                 AVG.      AVG.                AVG.
                                                          BALANCE     INTEREST   YIELD   BALANCE    INTEREST   YIELD
                                                         ----------   --------   -----   --------   --------   -----
                                                                           (DOLLARS IN THOUSANDS)
ASSETS

INTEREST EARNING ASSETS:
Loans(1)(2)............................................  $  407,097   $16,999    8.40%   $326,510   $13,498    8.34%
Securities:
 Inv. Sec. (Taxable)(4)................................      86,047     2,986    6.98%     66,116     1,849    5.64%
 Inv. Sec. (Tax-Exempt)(3)(4)..........................      88,243     3,539    8.07%     89,934     3,324    7.45%
 Mortgage-backed Sec.(4)...............................     359,650    12,818    7.17%    349,583    10,061    5.80%
 Marketable Equity Sec.................................      18,953       912    9.68%     15,990       420    5.30%
Interest Earning Deposits..............................         829        29    7.03%      2,938        84    5.77%
Federal Funds Sold.....................................       3,696       109    5.93%      2,989        69    4.66%
                                                         ----------   -------            --------   -------
Total Interest Earning Assets..........................     964,515    37,392    7.80%    854,060    29,305    6.92%
                                                                      -------                       -------
NONINTEREST EARNING ASSETS:
Cash and Due From Banks................................      31,846                        27,940
Bank Premises and Equipment............................      21,194                        19,380
Other Assets...........................................      15,307                        14,911
  Less: Reserve for Loan Loss..........................      (4,809)                       (3,808)
                                                         ----------                      --------
  Total Assets.........................................  $1,028,053                      $912,483
                                                         ==========                      ========

LIABILITIES AND SHAREHOLDERS' EQUITY:
INTEREST BEARING LIABILITIES:
Savings Deposits.......................................  $   21,715       277    2.57%   $ 18,871       240    2.56%
Time Deposits..........................................     292,638     8,058    5.54%    242,368     6,018    5.01%
Interest Bearing Demand Deposits.......................     146,391     2,077    2.85%    131,343     1,734    2.66%
Short-term Interest Bearing Liabilities................     169,215     4,987    5.93%    143,766     3,573    5.01%
Long-term Interest Bearing Liabilities-Federal Home
  Loan Bank............................................     179,100     4,843    5.44%    172,157     4,611    5.40%
Long-term Junior Subordinated Debentures...............      20,000       850    8.50%     20,000       850    8.50%
                                                         ----------   -------            --------   -------
Total Interest Bearing Liabilities.....................     829,059    21,092    5.12%    728,505    17,026    4.71%
                                                                      -------                       -------
NONINTEREST BEARING LIABILITIES:
Demand Deposits........................................     148,848                       127,886
Other Liabilities......................................      10,879                        11,329
                                                         ----------                      --------
Total Liabilities......................................     988,786                       867,720
SHAREHOLDERS' EQUITY...................................      39,267                        44,763
                                                         ----------                      --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  $1,028,053                      $912,483
                                                         ==========                      ========
NET INTEREST INCOME....................................               $16,300                       $12,279
                                                                      =======                       =======
NET YIELD ON AVERAGE EARNING ASSETS....................                          3.40%                         2.90%
                                                                                 ====                          ====

---------------

  (1) Loans are shown net of unearned discount. Interest on loans includes fees on loans which are not material in amount.

  (2) Interest income includes taxable-equivalent adjustments of $197 and $18 for the periods ending June 30, 2000 and 1999, respectively.

  (3) Interest income includes taxable-equivalent adjustments of $1,149 and $1,041 for the periods ending June 30, 2000 and 1999, respectively.

  (4) For the purpose of calculating the average yield, the average balance of securities is presented at historical cost.

Note: For the six months ended June 30, 2000 and 1999, loans totaling $537 and $414, respectively, were on nonaccrual status. The policy is to reverse previously accrued but unpaid interest on nonaccrual loans, thereafter, interest income is recorded to the extent received when appropriate.

     The following table presents average balance sheet amounts and average yields for the years ended December 31, 1999, 1998 and 1997.

                          AVERAGE BALANCES AND YIELDS

                                                                         YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------------------
                                                     1999                          1998                          1997
                                          ---------------------------   ---------------------------   ---------------------------
                                            AVG.                AVG.      AVG.                AVG.      AVG.                AVG.
                                          BALANCE    INTEREST   YIELD   BALANCE    INTEREST   YIELD   BALANCE    INTEREST   YIELD
                                          --------   --------   -----   --------   --------   -----   --------   --------   -----
                                                                          (DOLLARS IN THOUSANDS)
ASSETS

INTEREST EARNING ASSETS:
Loans(1)(2).............................  $341,466   $28,290    8.28%   $304,255   $26,059    8.56%   $274,577   $23,851    8.69%
Securities:
 Inv. Sec. (Taxable)(4).................    73,806     4,391    5.95%     22,974     1,316    5.73%     20,294     1,238    6.10%
 Inv. Sec. (Tax-Exempt)(3)(4)...........    91,084     6,756    7.42%     69,270     5,270    7.61%     38,768     3,049    7.86%
 Mortgage-backed Sec.(4)................   358,258    22,080    6.16%    226,359    12,116    5.35%    120,977     7,729    6.39%
 Marketable Equity Securities...........    17,180       911    5.30%      7,700       449    5.83%      2,415       129    5.34%
Interest Earning Deposits...............     2,936       175    5.96%        962        60    6.24%        602        34    5.65%
Federal Funds Sold......................     4,914       247    5.03%      2,462       137    5.56%      2,285       129    5.65%
                                          --------   -------            --------   -------            --------   -------
Total Interest Earning Assets...........   889,644    62,850    7.06%    633,982    45,407    7.16%    459,918    36,159    7.86%
                                                     -------                       -------                       -------
NONINTEREST EARNING ASSETS:
Cash and Due From Banks.................    29,548                        23,754                        23,945
Bank Premises and Equipment.............    19,891                        17,781                        14,693
Other Assets............................    11,961                        13,961                        10,518
  Less: Reserve for Loan Loss...........    (4,040)                       (3,492)                       (3,355)
                                          --------                      --------                      --------
Total Assets............................  $947,004                      $685,986                      $505,719
                                          ========                      ========                      ========

LIABILITIES AND SHAREHOLDERS' EQUITY:
INTEREST BEARING LIABILITIES:
Savings Deposits........................  $ 19,272       493    2.56%   $ 17,280       467    2.70%   $ 16,173       446    2.76%
Time Deposits...........................   246,110    12,372    5.03%    220,421    11,605    5.26%    206,873    11,000    5.32%
Interest Bearing Demand Deposits........   135,122     3,680    2.72%    125,004     3,413    2.73%    117,496     3,265    2.78%
Short-term Interest Bearing
  Liabilities...........................   162,287     8,535    5.26%     66,786     3,513    5.26%     14,222       773    5.44%
Long-term Interest Bearing
  Liabilities-Federal Home Loan Bank....   175,028     9,236    5.28%     84,836     4,701    5.54%     12,151       721    5.93%
Long-term Junior Subordinated
  Debentures............................    20,000     1,700    8.50%     12,383     1,048    8.50%         --        --      --
                                          --------   -------            --------   -------            --------   -------
Total Interest Bearing Liabilities......   757,819    36,016    4.75%    526,710    24,747    4.70%    366,915    16,205    4.42%
                                                     -------                       -------                       -------
NONINTEREST BEARING LIABILITIES:
Demand Deposits.........................   137,499                       105,779                        94,005
Other Liabilities.......................     9,956                        10,417                         6,873
                                          --------                      --------                      --------
Total Liabilities.......................   905,274                       642,906                       467,793
SHAREHOLDERS' EQUITY....................    41,730                        43,080                        37,926
                                          --------                      --------                      --------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY................................  $947,004                      $685,986                      $505,719
                                          ========                      ========                      ========
NET INTEREST INCOME.....................             $26,834                       $20,660                       $19,954
                                                     =======                       =======                       =======
NET YIELD ON AVERAGE EARNING ASSETS.....                        3.02%                         3.26%                         4.34%
                                                                ====                          ====                          ====

---------------

(1) Loans are shown net of unearned discount. Interest on loans includes fees on loans which are not material in amount.

(2) Interest income includes taxable-equivalent adjustments of $92, $8 and $4 as of December 31, 1999, 1998 and 1997, respectively.

(3) Interest income includes taxable-equivalent adjustments of $2,070, $1,722 and $988 as of December 31, 1999, 1998 and 1997, respectively.

(4) For the purpose of calculating the average yield, the average balance of securities is presented at historical cost.

Note: For the years ended December 31, 1999, 1998 and 1997, loans totaling $703,
      $432 and $1,344, respectively, were on nonaccrual status. The policy is to reverse previously accrued but unpaid interest on nonaccrual loans, thereafter, interest income is recorded to the extent received when appropriate.

ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

     The following tables set forth the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of interest earning assets and interest bearing liabilities and from changes in yields:

        CHANGES IN INTEREST INCOME AND EXPENSE VOLUME AND RATE VARIANCES

                                                              AVERAGE   AVERAGE    INCREASE
                                                              VOLUME     YIELD    (DECREASE)
                                                              -------   -------   ----------
                                                                  (DOLLARS IN THOUSANDS)
SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO 1999
INTEREST INCOME:
  Loans(1)..................................................  $3,364    $  137     $ 3,501
  Investment Securities (Taxable)...........................     632       505       1,137
  Investment Securities (Tax-Exempt)(1).....................     (63)      278         215
  Mortgage-backed Securities................................     297     2,460       2,757
  Marketable Equity Securities..............................      90       402         492
  Federal Funds Sold........................................      18        22          40
  Interest Earning Deposits.................................     (71)       16         (55)
                                                              -------   -------    -------
    Total Interest Income...................................  $4,267    $3,820     $ 8,087
                                                              -------   -------    -------
INTEREST EXPENSE:
  Savings Deposits..........................................      36         1          37
  Time Deposits.............................................   1,337       703       2,040
  Interest Bearing Demand Deposits..........................     208       135         343
  Federal Funds Purchased and Other Interest Bearing
    Liabilities.............................................     690       724       1,414
  Federal Home Loan Bank Advances...........................     187        45         232
  Long-term Junior Subordinated Debentures..................      --        --          --
                                                              -------   -------    -------
    Total Interest Expense..................................   2,458     1,608       4,066
                                                              -------   -------    -------
    Net Interest Earnings...................................  $1,809    $2,212     $ 4,021
                                                              =======   =======    =======
YEARS ENDED DECEMBER 31, 1999 COMPARED TO 1998
INTEREST INCOME:
  Loans(1)..................................................  $3,105    $ (874)    $ 2,231
  Investment Securities (Taxable)...........................   3,022        53       3,075
  Investment Securities (Tax-Exempt)(1).....................   1,621      (135)      1,486
  Mortgage-backed Securities................................   7,909     2,055       9,964
  Marketable Equity Securities..............................     506       (44)        462
  Federal Funds Sold........................................     124       (14)        110
  Interest Earning Deposits.................................     118        (3)        115
                                                              -------   -------    -------
    Total Interest Income...................................  $16,405   $1,038     $17,443
                                                              -------   -------    -------
INTEREST EXPENSE:
  Savings Deposits..........................................      52       (26)         26
  Time Deposits.............................................   1,308      (541)        767
  Interest Bearing Demand Deposits..........................     276        (9)        267
  Federal Funds Purchased and Other Interest Bearing
    Liabilities.............................................   5,023        (1)      5,022
  Federal Home Loan Bank Advances...........................   4,770      (235)      4,535
  Long-term Junior Subordinated Debentures..................     652        --         652
                                                              -------   -------    -------
    Total Interest Expense..................................  12,081      (812)     11,269
                                                              -------   -------    -------
    Net Interest Earnings...................................  $4,324    $1,850     $ 6,174
                                                              =======   =======    =======
YEARS ENDED DECEMBER 31, 1998 COMPARED TO 1997
INTEREST INCOME:
  Loans(1)..................................................  $2,546    $ (338)    $ 2,208
  Investment Securities (Taxable)...........................     157       (79)         78
  Investment Securities (Tax-Exempt)(1).....................   2,324      (103)      2,221
  Mortgage-backed Securities................................   5,812    (1,425)      4,387
  Marketable Equity Securities..............................     307        13         320
  Federal Funds Sold........................................      10        (2)          8
  Interest Earning Deposits.................................      22         4          26
                                                              -------   -------    -------
    Total Interest Income...................................  $11,178   $(1,930)   $ 9,248
                                                              -------   -------    -------
INTEREST EXPENSE:
  Savings Deposits..........................................      30        (9)         21
  Time Deposits.............................................     714      (109)        605
  Interest Bearing Demand Deposits..........................     206       (58)        148
  Federal Funds Purchased and Other Interest Bearing
    Liabilities.............................................   2,766       (26)      2,740
  Federal Home Loan Bank Advances...........................   4,031       (51)      3,980
  Long-term Junior Subordinated Debentures..................   1,048        --       1,048
                                                              -------   -------    -------
    Total Interest Expense..................................   8,795      (253)      8,542
                                                              -------   -------    -------
    Net Interest Earnings...................................  $2,383    $(1,677)   $   706
                                                              =======   =======    =======

---------------

(1) Interest yields which are nontaxable for federal income tax purposes are presented on a taxable equivalent basis.

Note: Volume/yield variances (change in volume times change in yield) have been allocated to amounts attributable to changes in volumes and to changes in yields in proportion to the amounts directly attributable to those changes.

LIQUIDITY

     Liquidity management involves the ability to convert assets to cash with a minimum of loss. We must be capable of meeting our obligations to our customers at any time. This capability requires us to address the immediate cash withdrawal requirements of depositors and other funds providers, the funding requirements of all lines and letters of credit and the short-term credit needs of customers. Liquidity is provided by short-term investments that can be readily liquidated with a minimum risk of loss.

     Cash, interest earning deposits, federal funds sold and short-term investments with maturities or repricing characteristics of one year or less continue to be an adequate percentage of total assets. At June 30, 2000 and December 31, 1999, these investments were 13.0% of total assets, as compared with 19.2% at December 31, 1998, and 18.7% at December 31, 1997. The percentage decrease of these assets is due to the leverage strategy initially implemented during 1998. Balance sheet growth due to the leverage strategy combined with slower prepayments on some of our mortgage-backed securities has resulted in a decrease in this percentage. Liquidity is further provided through the matching, by time period, of rate sensitive interest earning assets with rate sensitive interest bearing liabilities. We have three lines of credit for the purchase of federal funds, consisting of two $15.0 million and one $10.0 million unsecured lines of credit with Bank of America, Frost Bank and Texas Independent Bank, respectively.

     The Asset/Liability Management Committee of the bank closely monitors various liquidity ratios, interest rate spreads and margins, interest rate shock reports and market value of portfolio equity with rates shocked plus and minus 200 basis points to ensure us a satisfactory liquidity position. Market value of portfolio equity is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments. Market value of portfolio equity analysis is the general measure used by regulatory authorities for assessing an institution's interest rate risk. The extent to which assets will gain or lose value in relation to the gains or losses of liabilities and/or interest rate contracts determines the appreciation or depreciation in equity on a market-value basis. Such market value analysis is intended to evaluate the impact of immediate and sustained parallel interest-rate shifts of the current yield curve upon the market value of the current balance sheet. In addition, the bank utilizes a simulation model to determine the impact of net interest income under several different interest rate scenarios. By utilizing this technology, the bank attempts to determine changes that need to be made to the asset and liability mixes to minimize the change in net interest income under these various interest rate scenarios.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The primary objective of monitoring our interest rate sensitivity, or risk, is to provide management the tools necessary to manage the balance sheet to minimize adverse changes in net interest income as a result of changes in the direction and level of interest rates. Federal Reserve monetary control efforts, the effects of deregulation and legislative changes have been significant factors affecting the task of managing interest rate sensitivity positions in recent years.

     The interest rate risk inherent in assets and liabilities may be determined by analyzing the extent to which such assets and liabilities are "interest rate sensitive" and by measuring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a defined time period if it matures or reprices within that period. The difference or mismatch between the amount of interest earning assets maturing or repricing within a defined period and the amount of interest bearing liabilities maturing or repricing within the same period is defined as the interest rate sensitivity gap. An institution is considered to have a negative gap if the amount of interest bearing liabilities maturing or repricing within a specified time period exceeds the amount of interest earning assets maturing or repricing within the same period. If more interest earning assets than interest bearing liabilities mature or reprice within a specified period, then the institution is considered to have a positive gap. Accordingly, in a rising interest rate environment, in an institution with a negative gap, the cost of its rate sensitive liabilities would theoretically rise at a faster pace than the yield on its rate sensitive assets, thereby diminishing future net interest income. In a falling interest rate environment, a negative gap would indicate that the cost of rate sensitive liabilities would decline at a faster pace than the yield on rate sensitive assets and improve net interest income. For an institution with a positive gap, the reverse would be expected. The table on page 39 shows interest sensitivity gaps for four different intervals as of December 31, 1999.

     In an attempt to manage our exposure to changes in interest rates, management closely monitors our exposure to interest rate risk. We have an Asset/Liability Management Committee which meets regularly and reviews our interest rate risk position and makes recommendations for adjusting this position. In addition, our board of directors reviews on a monthly basis our asset/liability position.

     The following table provides information about our financial instruments that are sensitive to changes in interest rates. Except for the effects of prepayments and scheduled principal amortization on mortgage related assets, the table presents principal cash flows and related weighted average interest rates by the contractual term to maturity. Nonaccrual loans are not included in the loan totals. All instruments are classified as other than trading.

    CASH FLOWS AND WEIGHTED AVERAGE INTEREST RATES FOR FINANCIAL INSTRUMENTS

                             EXPECTED MATURITY DATE

                                                               YEAR ENDING DECEMBER 31,
                              ------------------------------------------------------------------------------------------
                                                                                                                  FAIR
                                2000        2001       2002       2003      2004      THEREAFTER     TOTAL       VALUE
                              --------    --------    -------    -------   -------    ----------    --------    --------
                                                                (DOLLARS IN THOUSANDS)
Fixed Rate Loans............  $106,612    $ 58,077    $40,006    $31,374   $25,015     $ 73,316     $334,400    $323,068
                                  8.52%       8.40%      8.23%      7.95%     7.86%        7.69%        8.18%
Adjustable Rate Loans.......    32,854       1,876      4,244      1,453     4,411        7,505       52,343      52,343
                                  9.52%       9.20%      9.60%      9.59%     8.84%        9.44%        9.45%
Mortgage-backed
  Securities................    46,222      39,185     33,335     28,455    24,377      176,000      347,574     345,553
                                  7.11%       7.08%      7.06%      7.04%     7.01%        6.79%        6.93%
Investments and Other
  Interest Earning Assets...    29,624       9,057      4,803      3,192     4,369      150,585      201,630     199,811
                                  5.31%       6.43%      6.74%      6.61%     7.59%        7.50%        7.10%
Total Interest Earning
  Assets....................  $215,312    $108,195    $82,388    $64,474   $58,172     $407,406     $935,947    $920,775
                                  7.93%       7.77%      7.74%      7.52%     7.56%        7.26%        7.55%
Savings Deposits............  $  2,704    $  1,352    $    --    $    --   $    --     $ 16,226     $ 20,282    $ 18,423
                                  2.57%       2.57%        --         --        --         2.57%        2.57%
NOW Deposits................     9,779       4,890         --         --        --       58,678       73,347      64,661
                                  1.99%       1.99%        --         --        --         1.99%        1.99%
Money Market Deposits.......    10,038       5,018         --         --        --       60,222       75,278      73,346
                                  3.38%       3.38%        --         --        --         3.38%        3.38%
Certificates of Deposit.....   196,307      44,933     16,164      4,301     6,303           --      268,008     267,765
                                  5.02%       5.66%      5.86%      5.29%     5.46%          --         5.19%
Federal Home Loan Bank
  Advances..................   182,169      40,864     29,287     36,417    11,409       55,780      355,926     348,392
                                  5.35%       5.02%      5.22%      5.42%     5.34%        5.76%        5.37%
Other Borrowings............     4,819          --         --         --        --       20,000       24,819      24,819
                                  4.69%         --         --         --        --         8.50%        7.76%
Total Interest Bearing
  Liabilities...............  $405,816    $ 97,057    $45,451    $40,718   $17,712     $210,906     $817,660    $797,406
                                  5.03%       5.04%      5.45%      5.41%     5.38%        4.05%        4.83%

     Residential fixed rate loans are assumed to have annual prepayment rates between 10% and 18% of the portfolio. Commercial and multi-family real estate loans are assumed to prepay at an annualized rate between 6% and 18%. Consumer loans are assumed to prepay at an annualized rate between 6% and 18%. Fixed and adjustable rate mortgage-backed securities, including collateralized mortgage obligations and real estate mortgage investment conduits, have annual payment assumptions ranging from 10% to 30%. At December 31, 1999, the contractual maturity of substantially all of our mortgage-backed or related securities was in excess of ten years. The actual maturity of a mortgage-backed or related security is less than its stated maturity due to regular principal payments and prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and affect its yield to maturity. The yield to maturity is based upon the interest income and the amortization of any premium or discount related to the security. In accordance with generally accepted accounting principles, premiums and discounts are amortized over the estimated lives of the loans, which decrease and increase interest income, respectively. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed or related security, and these assumptions are reviewed periodically to reflect actual prepayments. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing may increase and accelerate the prepayment of the underlying mortgages and the related security. At December 31, 1999, of the $347.6 million of mortgage-backed and related securities held by us, an aggregate of $342.7 million were secured by fixed-rate mortgage loans and an aggregate of $4.9 million were secured by adjustable-rate mortgage loans.

     We assume 80% of savings accounts, transaction accounts and money market accounts at December 31, 1999, are core deposits and are, therefore, expected to roll-off after five years. The remaining savings accounts are assumed to roll-off over the first eighteen months. No roll-off rate is applied to certificates of deposit. Fixed maturity deposits reprice at maturity.

     In evaluating our exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring our exposure to interest rate risk.

     The following table sets forth certain information as of December 31, 1999 with respect to rate sensitive assets and liabilities and interest sensitivity gap:

                     RATE SENSITIVE ASSETS AND LIABILITIES

                                           1-3 MOS.   4-12 MOS.   1-5 YRS.   OVER 5 YRS.    TOTAL
                                           --------   ---------   --------   -----------   --------
                                                            (DOLLARS IN THOUSANDS)
RATE SENSITIVE ASSETS (RSA)
Loans(1).................................  $ 88,523   $ 70,432    $154,472    $ 73,316     $386,743
Securities...............................    46,093     44,289     146,773     311,414      548,569
Other Interest Earning Assets............       635                                             635
                                           --------   --------    --------    --------     --------
  Total Rate Sensitive Assets............  $135,251   $114,721    $301,245    $384,730     $935,947
                                           ========   ========    ========    ========     ========
RATE SENSITIVE LIABILITIES (RSL)
Interest Bearing Deposits................  $ 85,227   $133,601    $ 82,961    $135,126     $436,915
Other Interest Bearing Liabilities.......   117,164     69,824     117,977      75,780      380,745
                                           --------   --------    --------    --------     --------
  Total Rate Sensitive Liabilities.......  $202,391   $203,425    $200,938    $210,906     $817,660
                                           ========   ========    ========    ========     ========
Gap(2)...................................   (67,140)   (88,704)    100,307     173,824      118,287
Cumulative Gap...........................   (67,140)  (155,844)    (55,537)    118,287
Cumulative Ratio of RSA to RSL...........       .67        .62         .91        1.14         1.14
Gap/Total Earning Assets.................     (7.2%)     (9.5%)       10.7%       18.6%        12.6%

---------------

(1) Amount is equal to total loans net of unearned discount less nonaccrual loans at December 31, 1999.

(2) Gap equals total rate sensitive assets minus total rate sensitive liabilities.

     The Asset/Liability Management Committee of the bank closely monitors the desired gap along with various liquidity ratios to ensure a satisfactory liquidity position for us. Rates have fluctuated several hundred basis points during the last five years. During this time, negotiable orders of withdrawal, money market deposit accounts and savings rates have moved very little. Therefore, when considering rate sensitivity, management does not consider negotiable orders of withdrawal, money market deposit accounts and savings to be one day interest rate sensitive. Management spreads these deposits into several categories from zero to 10 years for purposes of internal evaluation. As a result of reclassifying these deposits, management considers that we are appropriately matched. Management continually evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the types of investments that should be made and at what maturities. Using this analysis, management from time to time assumes calculated interest sensitivity gap positions to maximize net interest income based upon anticipated movements in the general level of interest rates. Regulatory authorities also monitor the bank's gap position along with other liquidity ratios. In addition, the bank utilizes a simulation model to determine the impact of net interest income under several different interest rate scenarios. By utilizing this technology, the bank can determine changes that need to be made to the asset and liability mixes to minimize the change in net interest income under these various interest rate scenarios.

CAPITAL RESOURCES

     The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Under the Federal Reserve's risk-based capital guidelines for bank holding companies, the minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as standby letters of credit) is currently eight percent. The minimum Tier 1 capital to risk-adjusted assets is four percent. In April 1998, Southside formed a trust subsidiary for the purpose of issuing $20 million of trust preferred securities. For regulatory reporting purposes, these trust preferred securities are eligible for inclusion, subject to certain limitations, in our Tier 1 Capital. A portion of the $20 million trust preferred securities is considered Tier 1 capital by the Federal Reserve. The Federal Reserve also requires bank holding companies to comply with the minimum leverage ratio guidelines. The leverage ratio is a ratio of a bank holding company's Tier 1 capital to its total consolidated quarterly average assets, less goodwill and certain other intangible assets. The guidelines require a minimum average of three percent for bank holding companies that meet certain specified criteria. Failure to meet minimum capital regulations can initiate certain mandatory and possibly additional discretionary actions by regulation that, if undertaken, could have a direct material effect on the bank's financial statements. At June 30, 2000, we and the bank exceeded all regulatory minimum capital requirements.

     The Federal Deposit Insurance Act requires bank regulatory agencies to take "prompt corrective action" with respect to Federal Deposit Insurance Corporation-insured depository institutions that do not meet minimum capital requirements. A depository institution's treatment for purposes of the prompt corrective action provisions will depend on how its capital levels compare to various capital measures and certain other factors, as established by regulation.

     We intend to maintain our capital at a level acceptable to all regulatory authorities and future dividend payments will be determined accordingly. Regulatory authorities require that any dividend payments made by either us or the bank not exceed earnings for that year.

     Total shareholders' equity at June 30, 2000 of $42.8 million increased $5.1 million or 13.6% from December 31, 1999 and represented 4.0% of total assets at June 30, 2000 compared to 3.7% at

December 31, 1999. The increase in the percent of shareholders' equity to total assets is a result of the decrease in the unrealized losses in the securities portfolio and the increase in net income.

     Net income for the six months ended June 30, 2000 of $4.9 million was the major contributor to the increase in shareholders' equity at June 30, 2000 along with a net decrease in unrealized losses of $1.4 million on securities available for sale along with the issuance of $196,000 in common stock (25,702 shares) through our dividend reinvestment plan and incentive stock option plan. Decreases to shareholders' equity consisted of $727,000 in dividends paid and the purchase of $626,000 in treasury stock (71,050 shares).

     Total shareholders' equity at December 31, 1999, of $37.7 million decreased 18.8% or $8.7 million from December 31, 1998 and represented 3.7% of total assets at December 31, 1999 compared to 5.3% at December 31, 1998. The decrease in the percent of shareholders' equity to total assets is a result of the increase in the unrealized losses in the securities portfolio and the increase in total assets.

     Net income for 1999 of $7.9 million was the major contributor to the increase in shareholders' equity at December 31, 1999 along with the issuance of $456,000 in common stock (77,012 shares) through our dividend reinvestment plan and incentive stock option plan. Decreases to shareholders' equity consisted of a net increase in unrealized losses of $14.4 million on securities available for sale, $1.4 million in dividends paid and the purchase of $1.4 million in treasury stock (148,150 shares).

     We purchased treasury stock pursuant to a common stock repurchase plan instituted in late 1994. Under the repurchase plan, our board of directors establishes, on a quarterly basis, total dollar limitations and price per share for stock to be repurchased. Our board of directors reviews this plan in conjunction with our capital needs and those of the bank and may, at its discretion, modify or discontinue the plan. During the third quarter of 1999, we issued a 5% stock dividend, which had no net effect on shareholders' equity. Our dividend policy requires that any cash dividend payments made by us not exceed consolidated earnings for that year. Although we have a dividend reinvestment program, shareholders should not anticipate a continuation of the cash dividend. The payment of dividends will depend upon future earnings, our financial condition, and other related factors.

     Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2000, that the bank meets all capital adequacy requirements to which it is subject.

     To be categorized as well capitalized, the bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table:

                           REGULATORY CAPITAL RATIOS

                                                                                   TO BE WELL
                                                                                   CAPITALIZED
                                                                FOR CAPITAL       UNDER PROMPT
                                                                 ADEQUACY          CORRECTIVE
                                                ACTUAL           PURPOSES       ACTION PROVISIONS
                                            ---------------   ---------------   -----------------
                                            AMOUNT    RATIO   AMOUNT    RATIO    AMOUNT    RATIO
                                            -------   -----   -------   -----   --------   ------
                                                           (DOLLARS IN THOUSANDS)
AS OF JUNE 30, 2000
Total Capital (to Risk Weighted Assets)
  Consolidated............................  $74,895   13.66%  $43,869   8.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $73,714   13.34%  $44,213   8.00%   $55,266    10.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Risk Weighted Assets)
  Consolidated............................  $66,807   12.18%  $21,934   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $68,905   12.47%  $22,106   4.00%   $33,159     6.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Average Assets)(1)
  Consolidated............................  $66,807    6.42%  $41,655   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $68,905    6.62%  $41,654   4.00%   $52,067     5.00%
                                            =======   =====   =======   ====    =======    =====
AS OF DECEMBER 31, 1999
Total Capital (to Risk Weighted Assets)
  Consolidated............................  $70,611   13.96%  $40,473   8.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $67,687   13.25%  $40,864   8.00%   $51,080    10.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Risk Weighted Assets)
  Consolidated............................  $61,782   12.21%  $20,237   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $63,343   12.40%  $20,432   4.00%   $30,648     6.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Average Assets)(1)
  Consolidated............................  $61,782    6.20%  $39,876   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $63,343    6.35%  $39,875   4.00%   $49,844     5.00%
                                            =======   =====   =======   ====    =======    =====
AS OF DECEMBER 31, 1998
Total Capital (to Risk Weighted Assets)
  Consolidated............................  $63,962   15.25%  $33,548   8.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $57,290   13.66%  $33,542   8.00%   $41,927    10.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Risk Weighted Assets)
  Consolidated............................  $54,280   12.94%  $16,774   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $53,990   12.88%  $16,771   4.00%   $25,156     6.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Average Assets)(1)
  Consolidated............................  $54,280    6.76%  $32,108   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $53,990    6.73%  $32,107   4.00%   $40,134     5.00%
                                            =======   =====   =======   ====    =======    =====

---------------

  (1) Refers to quarterly average assets as calculated by bank regulatory agencies.

     The bank is subject to certain restrictions on the amounts of dividends that it may declare without prior regulatory approval. At June 30, 2000 approximately $18.8 million of retained earnings were available for dividend declaration without prior regulatory approval.

     The table below summarizes our key equity ratios for the six months ended June 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997.

                               KEY EQUITY RATIOS

                                                               SIX MONTHS
                                                                  ENDED            YEARS ENDED
                                                                JUNE 30,          DECEMBER 31,
                                                              -------------   ---------------------
                                                              2000    1999    1999    1998    1997
                                                              -----   -----   -----   -----   -----
Percentage of Net Income to:
  Average Total Assets......................................   0.96%   0.74%   0.84%   0.78%   0.99%
  Average Shareholders' Equity..............................  25.15%  15.18%  18.99%  12.42%  13.20%
Percentage of Dividends Declared Per Common Share to Net
  Income Per Common Share -- Basic..........................  14.71%  21.74%  18.52%  27.78%  29.85%
Percentage of Dividends Declared Per Common Share to Net
  Income Per Common Share -- Diluted........................  15.15%  22.22%  19.05%  28.57%  30.77%
Percentage of Average Shareholders' Equity to Average Total
  Assets....................................................   3.82%   4.91%   4.41%   6.28%   7.50%

                                YEAR 2000 ISSUE

     The Year 2000 issue concerned the potential impact of historic computer software code that only utilizes two digits to represent the calendar year (e.g. "98" for "1998"). Software so developed, and not corrected, could have produced inaccurate or unpredictable results commencing upon January 1, 2000, when current and future dates present a lower two digit year number than dates in the prior century. Similar to most financial services providers, we were subject to the potential impact of the Year 2000 issue due to the nature of financial information. We have passed the primary critical dates and are not aware of any significant Year 2000 problems affecting us or the marketplace.

     Year 2000 compliance costs incurred totaled approximately $79,000 during 1999 and $316,000 during 1998, the majority of which was related to hardware and software acquisitions. This figure does not include the implicit costs associated with the reallocation of internal staff hours to Year 2000 project related efforts. We estimate there will be no additional significant Year 2000 compliance costs, which are expensed on a current period basis except for fixed asset purchases.

                            OTHER ACCOUNTING ISSUES

     On June 15, 1998, the Financial Accounting Standards Board issued Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Financial Accounting Standards No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Financial Accounting Standards No. 133 requires that all derivative instruments be recorded on the balance at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

     In June 1999, the Financial Accounting Standards Board issued Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of Financial Accounting Standards No. 133, an Amendment of Financial Accounting Standards Board Statement No. 133," which defers the effective date of Financial Accounting Standards No. 133 from fiscal years beginning after June 15, 1999 to fiscal years beginning after June 15, 2000. Initial application should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated and documented pursuant to the provisions of Financial Accounting Standards No. 133, as amended. Earlier application of all of the provisions is encouraged but is permitted only as of the beginning of any fiscal quarter that begins after the issuance date of Financial Accounting Standards No. 133, as amended. Additionally, Financial Accounting Standards No. 133, as amended, should not be applied retroactively to financial statements of prior periods.

     In June 2000, the Financial Accounting Standards Board issued Financial Accounting Standards No. 138, "Accounting for Derivative Instruments and Hedging Activities, an Amendment of Financial Accounting Standards Board Statement No. 133," which addresses a limited number of issues causing implementation difficulties for numerous entities that apply Financial Accounting Standards No. 133, as amended. Financial Accounting Standards No. 138 amends the accounting and reporting standards of Financial Accounting Standards No. 133, as amended, for certain derivative instruments, certain hedging activities and for decisions made by the Financial Accounting Standards Board relating to the Derivatives Implementation Group process. Our management anticipates that adoption of Financial Accounting Standards No. 133, as amended, will not have a significant effect on our results of operations or our financial position.

     In September 2000, the Financial Accounting Standards Board issued Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of Financial Accounting Standards Board Statement No. 125," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but, it carries over most of Financial Accounting Standards No. 125's provisions without reconsideration. The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. It is effective for disclosures about securitizations and collateral and for the recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Our management anticipates the adoption of financial Accounting Standards No. 140 will not have a significant effect on our results of operations or on our financial position.

                              EFFECTS OF INFLATION

     Our consolidated financial statements, and their related notes, have been prepared in accordance with generally accepted accounting principles, that require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike many industrial companies, nearly all of our assets and liabilities are monetary. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

                                    BUSINESS

WHO WE ARE

     Southside Bancshares, Inc. is a bank holding company for Southside Bank headquartered in Tyler, Texas. The bank is the largest independent bank based on asset size headquartered in East Texas. Tyler has a metropolitan area population of approximately 171,000 and is located 90 miles east of Dallas/ Fort Worth, Texas and 90 miles west of Shreveport, Louisiana.

     At June 30, 2000, we had total assets of $1.1 billion, loans of $429.2 million, deposits of $642.2 million, and shareholders' equity of $42.8 million. We had net income of $4.9 million and $3.4 million and diluted earnings per share of $0.66 and $0.45 for the six months ended June 30, 2000 and 1999, respectively. We had net income of $7.9 million and $5.3 million and diluted earnings per share of $1.05 and $0.70 for the years ended December 31, 1999 and 1998, respectively. We have paid a cash dividend every year since 1970.

     We have been, and intend to remain, a community-focused financial institution offering a full range of financial services to individuals, businesses and nonprofit organizations in the communities we serve. These services include consumer and commercial loans, deposit accounts, trust services, safe deposit services and brokerage services.

     The bank's consumer loan services include one-to-four family residential mortgage loans and home improvement loans, automobile loans and other installment loans. The bank began offering home equity loans in January 1998 when a new Texas law first permitting such loans took effect. Commercial loan services include short-term working capital loans for inventory and accounts receivable, short and medium-term loans for equipment or other business capital expansion and commercial real estate loans. The bank also offers construction loans primarily for owner-occupied one-to-four family residential and commercial real estate.

     The bank offers a variety of deposit accounts having a wide range of interest rates and terms, including savings, money market, interest and noninterest bearing checking accounts, as well as certificate accounts. The bank's trust services include investment, management, administration and advisory services primarily for individuals and to a lesser extent, partnerships and corporations. At June 30, 2000, the bank's trust department managed approximately $193.8 million of trust assets. Through our 25% owned securities brokerage affiliate, BSC Securities, L.C., the bank offers full retail investment services to its customers. In early 1997, we formed a consumer finance subsidiary, Countywide Loans, Inc., to provide basic financial services such as small loans, check cashing and money orders to individuals, which at June 30, 2000, had $1.1 million in loans outstanding.

OUR MARKET AREA

     We consider our primary market area to be all of Smith and Gregg Counties in East Texas, and to a lesser extent, portions of adjoining counties. During 1998 and 1999, we opened three branches in Gregg County and one branch in Smith County. We plan to open two additional branches in Lindale and Whitehouse, both in Smith County. The Lindale branch should open in temporary facilities before the end of the year and the Whitehouse branch should open in late 2001. We expect our presence in the Gregg County market area to increase in the future, however, the city of Tyler in Smith County presently represents our primary market area.

     The principal economic activities in our market area include retail, distribution, manufacturing, medical services, education and oil and gas industries. Additionally, Tyler's industry base includes conventions and tourism, as well as retirement relocation. All of these support a growing regional system of medical service, retail and education centers. Tyler is home to several nationally recognized health care systems. Tyler hospitals represent all major specialties and employ over 6,500 individuals. In 1998, Target Stores opened a multi-state distribution center in the greater Tyler area along Interstate 20 that employs over 1,000 workers.

     The bank serves our markets through twelve full service branch locations, including seven branches located in grocery stores. The branches are located in and around Tyler and Longview. Several longtime Longview banking veterans have joined the bank to lead us in our expansion into the Longview market. Our television and radio advertising has extended into this market area for several years, providing the bank name recognition in the greater Longview area.

     The bank also maintains four motor bank facilities and Countywide maintains one location. The bank's customers may also access various banking services through 21 ATMs owned by the bank and ATMs owned by others, through debit cards, and through the bank's automated telephone, internet and electronic banking products. These products allow the bank's customers to apply for loans, access account information and conduct various transactions from their telephones and computers.

BUSINESS STRATEGY

     Our goal is to be the premier financial institution in East Texas, recognized for quality customer service and financial soundness. The bank weathered the Texas economic downturn in the 1980's, which contributed in part to the customer loyalty that we enjoy today.

     Our business strategy is to operate the bank as a well capitalized, profitable, independent, community-oriented financial institution. With that focus, we have developed a niche in small business and consumer lending as well as other small business and consumer financial services, including the addition of Countywide, a consumer finance subsidiary of the bank, with total loans at June 30, 2000 of $1.1 million.

     Key aspects of our business strategy include:

     - maintaining asset quality;

     - providing a high level of customer service through convenient, well-planned facilities and electronic delivery systems which take advantage of technological advancements;

     - continuing to manage our leverage strategy which is designed to enhance profitability with acceptable levels of credit, interest rate and liquidity risk;

     - increasing market share within our existing market and expanding into new markets;

     - increasing the revenue of our existing financial subsidiaries and adding new products and services which contribute to noninterest income;

     - controlling expenses; and

     - attracting and retaining qualified and experienced management.

     Asset Quality. We seek to maintain asset quality by managing credit risk. Approximately 71.1% of the loan portfolio at June 30, 2000 was comprised of commercial real estate, construction, commercial business and consumer loans. The other 28.9% of the loan portfolio at June 30, 2000 was comprised of residential mortgage loans, which generally pose less credit risk than other types of loans. The bank's nonperforming assets at that date were equal to 0.2% of total assets. At December 31, 1999, 1998 and 1997, this ratio was 0.2%, 0.2% and 0.5%, respectively.

     Customer Service, Facilities and Technology. We enhanced our infrastructure in Smith and Gregg Counties in order to improve customer service and attract new customers. Since 1990, we added seven full service grocery store branches, 19 ATMs, three traditional brick and mortar branches and three motor bank facilities. We have introduced technological enhancements, including an automated telephone system, home banker and business online products, corporate cash management software and a bank internet website.

     Leverage Strategy. We implemented a leverage strategy designed to enhance profitability with acceptable levels of credit, interest rate and liquidity risk. The leverage strategy consists of borrowing long and short-term funds from the Federal Home Loan Bank and investing the funds primarily in mortgage-backed securities, and to a lesser extent, long-term municipal securities. Although mortgage-backed securities often carry lower yields than traditional mortgage loans and other types of loans we make, these securities generally increase the overall quality of our assets by virtue of the securities' underlying insurance or guarantees, are more liquid than individual loans and may be used to collateralize our borrowings or other obligations. While our strategy of investing a substantial portion of our assets in mortgage-backed and municipal securities has resulted in lower interest rate spreads and margins, we believe that the lower operating expenses and reduced credit and interest rate risk of this strategy have enhanced our overall profitability.

     While we may increase our leverage by approximately $20 to $30 million to offset interest expense associated with this convertible preferred offering, our balance sheet strategy going forward will be to gradually replace a portion of our securities portfolio with higher yielding loans. On the liability side, we intend to gradually replace a portion of the short-term Federal Home Loan Bank borrowings with deposits. The intended net result is to increase our net interest spread. Since completing the initial phase of our leverage strategy during the second quarter of 1999, our net interest spread has begun to increase. The leverage strategy is dynamic and requires ongoing management. As interest rates, funding costs and security spreads change, our determination of the proper securities to purchase and funding to obtain must be re-evaluated.

     Expansion. We will consider opening new branches and establishing new ATMs in desirable areas within our market area and adjoining counties to grow our deposit base and to expand our ability to provide lending and other services to new and existing customers. Also, to the extent that opportunities are available, we will consider acquisitions within our market area and in contiguous areas.

     Noninterest Income. With a focus on reducing the dependence of earnings on net interest income, we have expanded our sources and amounts of fee income. Fee-generating services include retail brokerage, trust services and consumer finance services. We also offer fee-based products such as proprietary credit and debit cards and checking overdraft privilege. Noninterest income, excluding gain or loss on sales of securities available for sale, increased $964,000 or 22.9% for the six months ended June 30, 2000 when compared to the same period in 1999. At June 30, 2000, the number of bank owned ATMs was 21.

     Noninterest Expenses. Noninterest expenses are subject to ongoing reviews of staffing levels, facilities and operations. Our efficiency ratio for the six months ended June 30, 2000 was 62.2%, compared to 70.8% for the same period in 1999. The efficiency ratio for the six months ended June 30, 2000 was also lower than the ratios for the preceding four years. We seek to reduce the efficiency ratio through additional revenue contribution from our new branches and through continued monitoring of costs.

     Experienced Management. Our executive officers each have broad experience in the bank's operations. We have enjoyed continuity of management, with the Chief Executive Officer serving in that capacity since the bank opened in 1960 and the other executive officers each having served for over fifteen years.

     Our administrative offices are located at 1201 S. Beckham, Tyler, Texas 75701, and the telephone number is 903-531-7111. Our website can be found at www.southside.com.

LENDING ACTIVITIES

     Our main objective is to seek attractive lending opportunities in East Texas, primarily in Smith and Gregg Counties. Substantially all of the bank's loans are made to borrowers who live in and conduct business in East Texas. Total loans as of June 30, 2000 increased $41.8 million or 10.8%, when compared to December 31, 1999. Total loans as of December 31, 1999 increased $67.7 million or 21.2% while the average balance was up $37.2 million or 12.2% when compared to December 31, 1998.

     Real estate loans as of June 30, 2000 increased $27.5 million or 12.0% when compared to December 31, 1999. Loans to individuals as of June 30, 2000 increased $8.7 million or 11.0% when compared to December 31, 1999. Commercial loans as of June 30, 2000 increased $5.6 million or 7.0% when compared to December 31, 1999. Real estate loans as of December 31, 1999 increased $56.9 million or 33.1% from December 31, 1998. Loans to individuals as of December 31, 1999 decreased $902,000 or 1.1% from December 31, 1998. Commercial loans as of December 31, 1999 increased $11.7 million or 17.3% from December 31, 1998.

     The increase in real estate loans is due to a stronger real estate market and our increased commitment to residential mortgage lending. Commercial loans increased as a result of commercial growth in our market area. Real estate and commercial loans also increased due to the growth of loans made to municipalities in Texas. Most of the loans to municipalities have tax pledges supporting them in addition to collateral. Loans to municipalities increased approximately $2.1 million during the six months ended June 30, 2000 and increased approximately $14.0 million during the year ended December 31, 1999 compared to the year ended December 31, 1998. In the portfolio, loans dependent upon private household income represent a significant concentration. Due to the number of customers involved who work in all sectors of the local economy, we believe the risk in this portion of the portfolio is adequately spread throughout the economic community.

     The aggregate amount of loans that the bank is permitted to make under applicable bank regulations to any one borrower, including related entities, is 25% of unimpaired certified capital and surplus. Our legal lending limit at June 30, 2000 was $10 million and at December 31, 1999 was $7.5 million. The bank's largest loan relationship at June 30, 2000 and at December 31, 1999 was approximately $6.8 million.

     The average yield on loans for the six months ended June 30, 2000 increased to 8.40% from 8.34% for the six months ended June 30, 1999, and for the year ended December 31, 1999 decreased to 8.28% from 8.56% for the year ended December 31, 1998. This decrease in 1999 was reflective of the repricing characteristics of the loans and the decrease in lending rates during 1999 due to competitive pressures, the changing mix of the loan portfolio and a lower average prime rate in 1999 compared to 1998. The U.S. prime interest rate decreased 75 basis points during the latter part of 1998 beginning September 1998. Prime increased 75 basis points during 1999, but did not begin increasing until June 1999, at which time prime increased 25 basis points. The final 25 basis point increase did not occur until November 1999. As a result, the prime rate, which is used as a basis to price numerous loans, was on average lower in 1999 than in 1998.

  Loan Portfolio Composition

     The following table sets forth loan totals net of unearned discount by category at June 30, 2000 and at December 31, 1999, 1998, 1997, 1996 and 1995:

                           LOAN PORTFOLIO COMPOSITION

                                          JUNE 30,                       DECEMBER 31,
                                          --------   ----------------------------------------------------
                                            2000       1999       1998       1997       1996       1995
                                          --------   --------   --------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
Real Estate Loans:
  Construction..........................  $ 23,498   $ 18,489   $ 10,509   $ 10,299   $  7,821   $  4,558
  One-to-Four Family Residential........   123,957    112,699     93,215     76,243     62,356     49,909
  Commercial and Other..................   108,762     97,556     68,140     55,802     57,198     54,436
Commercial Loans........................    85,308     79,722     67,977     61,972     51,307     44,217
Loans to Individuals....................    87,685     78,980     79,882     91,719     79,485     75,658
                                          --------   --------   --------   --------   --------   --------
  Total Loans...........................  $429,210   $387,446   $319,723   $296,035   $258,167   $228,778
                                          ========   ========   ========   ========   ========   ========

  Real Estate Loans

     Real estate loans represent our greatest concentration of loans. However, we believe that the amount of risk associated with this group of loans is mitigated in part due to the type of loans involved. At June 30, 2000, the majority of our real estate loans were collateralized by properties located in Smith and Gregg Counties. Of the $256.2 million in real estate loans as of that date, $124.0 million or 48.4% are collateralized by residential dwellings that are primarily owner occupied. Historically, the amount of losses suffered on this type of loan has been significantly less than those loans collateralized by other types of properties. Our loan policy requires appraisal prior to funding any real estate loans and also outlines the requirements for appraisals on renewals.

     Management pursues an aggressive policy of reappraisal on any real estate loan that becomes troubled and potential exposures are recognized and reserved for as soon as they are identified. However, the potential slow pace of absorption for certain types of properties could adversely affect the volume of nonperforming real estate loans held by us.

     Real estate loans are divided into three categories: one-to-four family residential mortgage lending, construction loans and commercial real estate loans.

     One-to-Four Family Residential Mortgage Lending. Residential loan originations are generated by our in-house originations staff, marketing efforts, present customers, walk-in customers and referrals from real estate agents, mortgage brokers and builders. We focus our lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one-to-four family residences. Substantially, all of our one-to-four family residential mortgage originations are secured by properties located in Smith and Gregg Counties. Historically, we have sold a portion of our loan originations to secondary market investors pursuant to ongoing purchase commitments.

     Our fixed rate one-to-four family residential mortgage loans generally have maturities ranging from seven to 30 years. These loans are either fully amortizing with monthly payments sufficient to repay the total amount of the loan or amortizing with a balloon feature, typically due in fifteen years or less.

     We review information concerning the income, financial condition, employment and credit history when evaluating the creditworthiness of the applicant.

     In November 1997, Texas voters approved a change to the Texas Constitution allowing home equity loans. We began offering this newly available form of real estate lending beginning January 1, 1998 when the law became effective. At June 30, 2000, these loans totaled $16.7 million.

     Construction Loans. Our construction loans are secured by property located primarily in our market area. Our emphasis for construction loans is directed toward properties that will be owner occupied. Occasionally, speculative construction loans are financed, but these typically have substantial secondary sources of repayment. Construction loans to individuals generally have fixed interest rates during the construction period. Construction loans to individuals are typically made in connection with the granting of the permanent loan on the property.

     Commercial Real Estate Loans. In determining whether to originate commercial real estate loans, we generally consider such factors as the financial condition of the borrower and the debt service coverage of the property. Commercial real estate loans are made at both fixed and adjustable interest rates for terms generally up to 20 years. Commercial real estate loans primarily include commercial office buildings, retail, medical and warehouse facilities, hotels and churches. The majority of these loans, with the exception of those for hotels and churches, are collateralized by owner occupied properties.

  Commercial Loans

     Our commercial loans are diversified to meet most business needs. Loan types include, short-term working capital loans for inventory and accounts receivable and short and medium-term loans for equipment or other business capital expansion. Management does not consider there to be any material concentration of risk in any one industry type, other than medical, in this loan category since no industry classification represents over 10% of loans. The medical community represents a concentration of risk in our commercial loan and commercial real estate loan portfolio. Risk in the medical community is mitigated because it is spread among multiple practice type and multiple specialties.

     In our commercial loan underwriting, we assess the creditworthiness, ability to repay, and the value and liquidity of the collateral being offered. Terms are generally granted commensurate with the useful life of the collateral offered.

  Loans to Individuals

     The bank is a major consumer lender in our market area and has been for many years. The majority of consumer loans outstanding are those secured by vehicles, including the indirect vehicle loan portfolio, which at June 30, 2000 was approximately $6.7 million and at December 31, 1999 was approximately $11.1 million. The indirect vehicle loans on our books were originated through automobile dealers but underwritten directly by us using the same underwriting guidelines used for our direct vehicle loans. However, due to market forces that were contributing to declining profit margins on indirect vehicle loans, we exited the indirect vehicle loan program effective January 2, 1998 to concentrate on direct vehicle loans. Direct vehicle loans accounted for approximately $59.5 million at June 30, 2000 and $62.4 million at December 31, 1999. Additionally, we make loans for a full range of other consumer purposes, which may be secured or unsecured depending on the credit quality and purpose of the loan.

     At this point, the economy in the bank's trade territory appears stable. One area of concern is the high nationwide personal bankruptcy rate. Management expects this trend to have some adverse effect on our net charge-offs. Most of our loans to individuals are collateralized, which management believes will limit the exposure in this area should current bankruptcy trends continue.

     Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards we employ for consumer loans include an application, a determination of the applicant's payment history on other debts, with greatest weight being given to payment history with us, and an assessment of the borrower's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, in relation to the proposed loan amount.

  Loan Maturities and Sensitivity to Changes in Interest Rates

     The following table represents loan maturities and sensitivity to changes in interest rates. The amounts of total loans outstanding at June 30, 2000, which, based on remaining scheduled repayments of principal, are due in one year or less, more than one year but less than five years and more than five years, are shown in the following table. The amounts due after one year are classified according to the sensitivity to changes in interest rates.

          LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES

                                                                                AFTER ONE
                                                                DUE IN ONE      BUT WITHIN   AFTER FIVE
                                                              YEAR OR LESS(1)   FIVE YEARS    YEARS(1)
                                                              ---------------   ----------   ----------
                                                                       (DOLLARS IN THOUSANDS)
Construction Loans..........................................     $ 20,175        $  2,691     $    632
Real Estate Loans-Other.....................................       96,281         112,945       23,493
Commercial Loans............................................       66,616          16,359        2,333
Loans to Individuals........................................       54,724          29,094        3,867
                                                                 --------        --------     --------
         Total Loans........................................     $237,796        $161,089     $ 30,325
                                                                 ========        ========     ========
Loans with Maturities After One Year for Which:
             Interest Rates are Fixed or Predetermined......                                  $190,877
             Interest Rates are Floating or Adjustable......                                  $ 20,257

---------------

(1) The volume of commercial loans due within one year reflects our general policy of limiting such loans to a short-term maturity. Loans are shown net of unearned discount. Nonaccrual loans are reflected in the due after five years column.

  Loans to Affiliated Parties

     In the normal course of business, the bank makes loans to certain of our and its own, officers, directors, employees and their related interests. As of June 30, 2000, these loans totaled $8.7 million or 20.3% of shareholders' equity. As of December 31, 1999 and 1998, these loans totaled $8.8 million and $9.1 million or 23.3% and 19.6% of shareholders' equity, respectively. These loans are made in the normal course of business at normal credit terms, including interest rate and collateral requirements and do not represent more than normal credit risks contained in the rest of the loan portfolio for loans of similar types.

  Loan Loss Experience and Reserve for Loan Losses

     The loan loss reserve is based on the most current review of the loan portfolio. Management uses several different methods to establish and maintain the review in the most current manner. First, the servicing officer has the primary responsibility for updating significant changes in a customer's financial position. Accordingly, each officer prepares status updates on any credit deemed to be experiencing repayment difficulties which, in the officer's opinion, would place the collection of principal or interest in doubt. Second, one of our internal review officers is responsible for an ongoing review of our entire loan portfolio with specific goals set for the volume of loans to be reviewed on an annual basis. Third, the bank is regulated and examined by the Federal Deposit Insurance Corporation and/or the Texas Department of Banking on an annual basis.

     At each review of a credit, a subjective analysis methodology is used to grade the respective loan. Categories of grading vary in severity to include loans that do not appear to have a significant probability of loss at the time of review to grades that indicate a probability that the entire balance of the loan will be uncollectible. If full collection of the loan balance appears unlikely at the time of review, estimates or appraisals of the collateral securing the debt are used to allocate the necessary reserves. A list of loans that are graded as having more than the normal degree of risk associated with them is maintained by the internal review officer. This list is updated on a periodic basis, but no less than quarterly by the servicing officer in order to properly allocate necessary reserves and keep management informed on the status of attempts to correct the deficiencies noted in the credit.

     Industry experience shows that a portion of our loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria we utilize, losses may be experienced as a result of various factors beyond our control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. Our determination of the adequacy of allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the views of our regulators (who have the authority to require additional reserves), and geographic and industry loan concentration.

     In addition to maintaining an ongoing review of the loan portfolio, the internal review officer maintains a history of the loans that have been charged-off without first being identified as problems. This history is used to determine the amount of nonspecifically allocated reserve necessary, in addition to the portion that is specifically allocated by loan. The internal review officer also uses the loan portfolio data collected to determine the allocation of reserve for loan loss appropriate for the risk in each of our major loan categories.

     As of June 30, 2000, our review of the loan portfolio indicates that a loan loss reserve of $5.1 million is adequate.

     The following table presents information regarding the average amount of net loans outstanding, changes in the reserve for loan losses; and the ratio of net loans charged-off to average loans outstanding.

                LOAN LOSS EXPERIENCE AND RESERVE FOR LOAN LOSSES

                                                SIX MONTHS                             YEAR ENDED
                                              ENDED JUNE 30,                          DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              2000       1999       1999       1998       1997       1996       1995
                                            --------   --------   --------   --------   --------   --------   --------
                                                                      (DOLLARS IN THOUSANDS)
Average Net Loans Outstanding.............  $407,097   $326,510   $341,466   $304,255   $274,577   $243,925   $209,141
                                            ========   ========   ========   ========   ========   ========   ========
Balance of Reserve for Loan Loss at
  Beginning of Period.....................  $  4,575   $  3,564   $  3,564   $  3,370   $  3,249   $  3,317   $  3,137
                                            --------   --------   --------   --------   --------   --------   --------
  Loan Charge-Offs:
  Real Estate -- Construction.............        --         --         --         --         --         --         --
  Real Estate -- Other....................        --         --         --       (175)        --         --        (36)
  Commercial Loans........................       (45)       (68)      (114)      (405)      (525)       (70)       (61)
  Loans to Individuals....................      (387)      (249)      (651)      (769)      (704)      (768)      (502)
                                            --------   --------   --------   --------   --------   --------   --------
    Total Loan Charge-Offs................      (432)      (317)      (765)    (1,349)    (1,229)      (838)      (599)
                                            --------   --------   --------   --------   --------   --------   --------
Recovery on Loans Previously Charged Off:
  Real Estate -- Construction.............        --         --         --         --         10         --         --
  Real Estate -- Other....................        29          3          5         36         14          7        272
  Commercial Loans........................        29         49        106         90        133         78        546
  Loans to Individuals....................       100         98        209        202        188        185        261
                                            --------   --------   --------   --------   --------   --------   --------
    Total Recovery of Loans Previously
      Charged Off.........................       158        150        320        328        345        270      1,079
                                            --------   --------   --------   --------   --------   --------   --------
Net Loan (Charge-Offs) Recoveries.........      (274)      (167)      (445)    (1,021)      (884)      (568)       480
Provision (Credit) for Loan Losses........       784        653      1,456      1,215      1,005        500       (300)
                                            --------   --------   --------   --------   --------   --------   --------
Balance at End of Period..................  $  5,085   $  4,050   $  4,575   $  3,564   $  3,370   $  3,249   $  3,317
                                            ========   ========   ========   ========   ========   ========   ========
Ratio of Net Charge-Offs (Recoveries) to
  Average Loans Outstanding...............      0.14%      0.10%      0.13%      0.34%      0.32%      0.23%    (0.23%)
                                            ========   ========   ========   ========   ========   ========   ========

                      ALLOCATION OF RESERVE FOR LOAN LOSS

                                   JUNE 30                                 DECEMBER 31
                       -------------------------------   ------------------------------------------------
                            2000             1999             1999             1998             1997
                       --------------   --------------   --------------   --------------   --------------
                                % OF             % OF             % OF             % OF             % OF
                       AMOUNT   TOTAL   AMOUNT   TOTAL   AMOUNT   TOTAL   AMOUNT   TOTAL   AMOUNT   TOTAL
                       ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
                                                     (DOLLARS IN THOUSANDS)
Real Estate --
 Construction........  $ 183     3.6%   $  82     2.0%   $  91     2.0%   $  52     1.5%   $  52     1.5%
Real
 Estate -- Other.....  1,929    37.9%   1,525    37.7%   1,804    39.4%   1,291    36.2%   1,087    32.3%
Commercial Loans.....  1,596    31.4%   1,224    30.2%   1,558    34.1%   1,182    33.2%   1,181    35.0%
Loans to
 Individuals.........  1,267    24.9%   1,212    29.9%   1,077    23.5%   1,017    28.5%   1,040    30.9%
Unallocated..........    110     2.2%       7     0.2%      45     1.0%      22     0.6%      10     0.3%
                       ------   ----    ------   ----    ------   ----    ------   ----    ------   ----
Balance at End of
 Period..............  $5,085    100%   $4,050    100%   $4,575    100%   $3,564    100%   $3,370    100%
                       ======   ====    ======   ====    ======   ====    ======   ====    ======   ====

                                 DECEMBER 31
                       -------------------------------
                            1996             1995
                       --------------   --------------
                                % OF             % OF
                       AMOUNT   TOTAL   AMOUNT   TOTAL
                       ------   -----   ------   -----
                           (DOLLARS IN THOUSANDS)
Real Estate --
 Construction........  $  39     1.2%   $  23     0.7%
Real
 Estate -- Other.....  1,059    32.6%   1,209    36.4%
Commercial Loans.....  1,129    34.7%   1,059    31.9%
Loans to
 Individuals.........    948    29.2%     934    28.2%
Unallocated..........     74     2.3%      92     2.8%
                       ------   ----    ------   ----
Balance at End of
 Period..............  $3,249    100%   $3,317    100%
                       ======   ====    ======   ====

NONPERFORMING ASSETS

     Nonperforming assets consist of delinquent loans over 90 days past due, nonaccrual loans, other real estate owned, repossessed assets and restructured loans. Nonaccrual loans are those loans which are more than 90 days delinquent and collection in full of both the principal and interest is in doubt. Additionally, some loans that are not delinquent may be placed on nonaccrual status due to doubts about full collection of principal or interest. When a loan is categorized as nonaccrual, the accrual of interest is discontinued and the accrued balance is reversed for financial statement purposes. Other real estate owned represents real estate taken in full or partial satisfaction of debts previously contracted. The other real estate owned consists of commercial real estate. We are actively marketing the property and it is not held for investment purposes. Restructured loans represent loans that have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrowers. Categorization of a loan as nonperforming is not in itself a reliable indicator of potential loan loss. Other factors, such as the value of collateral securing the loan and the financial condition of the borrower must be considered in determining potential loan losses.

     The following table of nonperforming assets is classified according to bank regulatory call report guidelines:

                              NONPERFORMING ASSETS

                                                     JUNE 30,                  DECEMBER 31,
                                                     --------   ------------------------------------------
                                                       2000      1999     1998     1997     1996     1995
                                                     --------   ------   ------   ------   ------   ------
                                                                    (DOLLARS IN THOUSANDS)
Loans 90 Days Past Due:
  Real Estate......................................   $  409    $  233   $  412   $  454   $  214   $  266
  Loans to Individuals.............................       64        58       44      232      170      203
  Commercial.......................................      190        48      120       56       88      183
                                                      ------    ------   ------   ------   ------   ------
                                                         663       339      576      742      472      652
                                                      ------    ------   ------   ------   ------   ------
Loans on Nonaccrual:
  Real Estate......................................       48        --        2      108      646      486
  Loans to Individuals.............................      178       281      263      177      113      116
  Commercial.......................................      311       422      167    1,059      774      654
                                                      ------    ------   ------   ------   ------   ------
                                                         537       703      432    1,344    1,533    1,256
                                                      ------    ------   ------   ------   ------   ------
Restructured Loans:
  Real Estate......................................      170       178      197      214      230      243
  Loans to Individuals.............................      227       214      222      189      108       49
  Commercial.......................................       84        56       54       32       62       44
                                                      ------    ------   ------   ------   ------   ------
                                                         481       448      473      435      400      336
                                                      ------    ------   ------   ------   ------   ------
Total Nonperforming Loans..........................    1,681     1,490    1,481    2,521    2,405    2,244
Other Real Estate Owned............................      140       140      195      364      273      273
Repossessed Assets.................................       94       209      326      206      262      240
                                                      ------    ------   ------   ------   ------   ------
Total Nonperforming Assets.........................   $1,915    $1,839   $2,002   $3,091   $2,940   $2,757
                                                      ======    ======   ======   ======   ======   ======
Percentage of Total Assets.........................      0.2%      0.2%     0.2%     0.5%     0.6%     0.6%
Percentage of Loans and Leases, Net of Unearned
  Income...........................................      0.5%      0.5%     0.6%     1.0%     1.1%     1.2%

     Total nonperforming assets increased $76,000 between December 31, 1999 and June 30, 2000. Total nonperforming assets decreased $163,000 between December 31, 1998 and December 31, 1999. Nonperforming assets as a percentage of assets remained the same as the previous year at 0.2% and as a percentage of loans decreased 0.1% to 0.5%. Nonperforming assets represent a drain on our earning ability. Earnings losses are due both to the loss of interest income and the costs associated with maintaining the other real estate owned, for taxes, insurance and other operating expenses. In addition to the nonperforming assets, at June 30, 2000 and December 31, 1999, in the opinion of management, we had $459,000 and $201,000, respectively, of loans identified as potential problem loans. A potential problem loan is a loan where information about possible credit problems of the borrower is known, causing management to have serious doubts about the ability of the borrower to comply with the present loan repayment terms and may result in a future classification of the loan in one of the nonperforming asset categories.

     The following is a summary of our recorded investment in loans (primarily nonaccrual loans) for which impairment has been recognized in accordance with FAS114:

                          RECORDED INVESTMENT IN LOANS

                                                                      VALUATION   CARRYING
                                                              TOTAL   ALLOWANCE    VALUE
                                                              -----   ---------   --------
                                                                 (DOLLARS IN THOUSANDS)
Commercial Loans............................................  $311      $204        $107
Loans to Individuals........................................   178        24         154
Real Estate Loans...........................................    48         2          46
                                                              ----      ----        ----
Balance at June 30, 2000....................................  $537      $230        $307
                                                              ====      ====        ====
Commercial Loans............................................  $422      $225        $197
Loans to Individuals........................................   281        44         237
Real Estate Loans...........................................    --        --          --
                                                              ----      ----        ----
Balance at December 31, 1999................................  $703      $269        $434
                                                              ====      ====        ====
Commercial Loans............................................  $167      $ 32        $135
Loans to Individuals........................................   263        49         214
Real Estate Loans...........................................     2        --           2
                                                              ----      ----        ----
Balance at December 31, 1998................................  $432      $ 81        $351
                                                              ====      ====        ====

     For the six months ended June 30, 2000, the average recorded investment in impaired loans was approximately $613,000. For the years ended December 31, 1999 and 1998, the average recorded investment in impaired loans was approximately $565,000 and $665,000, respectively. During the years ended December 31, 1999 and 1998, the amount of interest income reversed on impaired loans placed on nonaccrual and the amount of interest income subsequently recognized on the cash basis was not material.

     The net amount of interest recognized on loans that were nonaccruing or restructured during the six months ended June 30, 2000 and for the year ended December 31, 1999, 1998 and 1997 was $52,000, $125,000, $94,000 and $110,000,
respectively. If these loans had been accruing interest at their original contracted rates, related income would have been $67,000, $137,000, $113,000 and $336,000 for the six months ended June 30, 2000 and for the years ended December 31, 1999, 1998 and 1997, respectively.

                ALLOWANCE FOR LOSSES ON OTHER REAL ESTATE OWNED

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,       YEAR ENDED DECEMBER 31,
                                                              ----------------   ------------------------
                                                                    2000          1999     1998     1997
                                                              ----------------   ------   ------   ------
                                                                        (DOLLARS IN THOUSANDS)
Balance at beginning of period..............................       $  61         $ 658    $ 672    $ 946
  Acquisition of OREO.......................................          --            61       --       --
  Disposition of OREO.......................................          --          (658)     (14)    (274)
                                                                   -----         -----    -----    -----
Balance at end of period....................................       $  61         $  61    $ 658    $ 672
                                                                   =====         =====    =====    =====

SECURITIES ACTIVITY

     Our securities portfolio plays a primary role in management of our interest rate sensitivity and, therefore, is managed in the context of the overall balance sheet. The securities portfolio generates a substantial percentage of our interest income and serves as a necessary source of liquidity.

     We account for debt and equity securities as follows:

     - Held to Maturity. Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

     - Available for sale. Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at market value. Market value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized.

     Management attempts to deploy investable funds into instruments that are expected to increase the overall return of the portfolio given the current assessment of economic and financial conditions, while maintaining acceptable levels of capital, interest rate and liquidity risk.

    INVESTMENT SECURITIES, MORTGAGE-BACKED SECURITIES AND MARKETABLE EQUITY
                                   SECURITIES

                                                     JUNE 30,            DECEMBER 31,
                                                     --------   ------------------------------
                                                       2000       1999       1998       1997
                                                     --------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE:
U.S. Treasury......................................  $  5,981   $  9,467   $ 19,198   $ 19,956
U.S. Government Agencies...........................    10,789     21,168     21,377        631
Mortgage-backed Securities:
  Direct Govt. Agency Issues.......................   198,221    232,855    229,707     93,981
  Other Private Issues.............................    25,749     40,821    103,487     33,770
State and Political Subdivisions...................    44,245     55,543     90,533     47,658
Other Stocks and Bonds.............................    20,801     28,609     15,510      6,044
                                                     --------   --------   --------   --------
          Total....................................  $305,786   $388,463   $479,812   $202,040
                                                     ========   ========   ========   ========

                                                     JUNE 30,            DECEMBER 31,
                                                     --------   ------------------------------
                                                       2000       1999       1998       1997
                                                     --------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
HELD TO MATURITY:
U.S. Government Agencies...........................  $ 47,262   $ 42,871   $    347   $    804
Mortgage-backed Securities:
  Direct Govt. Agency Issues.......................    69,825     14,967      7,810     13,662
  Other Private Issues.............................    75,158     58,931         --         --
State and Political Subdivisions...................    54,996     43,048         --         --
Other Stocks and Bonds.............................     9,592        289         --         --
                                                     --------   --------   --------   --------
          Total....................................  $256,833   $160,106   $  8,157   $ 14,466
                                                     ========   ========   ========   ========

     We invest in mortgage-backed and related securities, including mortgage participation certificates, which are insured or guaranteed by U.S. Government agencies and government sponsored enterprises, and collateralized mortgage obligations and real estate mortgage investment conduits. Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as us. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and the Government National Mortgage Association.

     Mortgaged-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The characteristics of the underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The term of a mortgaged-backed pass-through security thus approximates the term of the underlying mortgages.

     Our mortgaged-backed derivative securities include collateralized mortgage obligations, which include securities issued by entities which have qualified under the Internal Revenue Code as real estate mortgage investment conduits. Collateralized mortgage obligations and real estate mortgage investment conduits. (collectively collateralized mortgage obligations) have been developed in response to investor concerns regarding the uncertainty of cash flows associated with the prepayment option of the underlying mortgagor and are typically issued by governmental agencies, government sponsored enterprises and special purpose entities, such as trusts, corporations or partnerships, established by financial institutions or other similar institutions. A collateralized mortgage obligation can be collateralized by loans or securities which are insured or guaranteed by Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. In contrast to pass-through mortgage-backed securities, in which cash flow is received pro rata by all security holders, the cash flow from the mortgages underlying a collateralized mortgage obligation is segmented and paid in accordance with a predetermined priority to investors holding various collateralized mortgage obligation classes. By allocating the principal and interest cash flows from the underlying collateral among the separate collateralized mortgage obligation classes, different classes of bonds are created, each with its own stated maturity, estimated average life, coupon rate and prepayment characteristics.

     Like most fixed-income securities, mortgage-backed and related securities are subject to interest rate risk. However, unlike most fixed-income securities, the mortgage loans underlying a mortgage-backed or related security generally may be prepaid at any time without penalty. The ability to prepay a mortgage loan generally results in significantly increased price and yield volatility (with respect to mortgage-backed and related securities) than is the case with non-callable fixed income securities. Furthermore, mortgage-backed derivative securities often are more sensitive to changes in interest rates and prepayments than traditional mortgage-backed securities and are, therefore, even more volatile.

     Average securities increased $12.6 million or 2.3% during the period from June 30, 2000 compared to December 31, 1999. Average securities increased $214 million or 65.6% during the year ended December 31, 1999 compared to 1998. Beginning in the second quarter of 1998 and continuing through the second quarter ended June 30, 1999, we implemented our strategy to leverage the balance sheet to offset the interest expense associated with the trust preferred securities issued. The leverage strategy consists of borrowing long and short term funds from the Federal Home Loan Bank and investing the funds primarily in municipal and mortgage-backed securities. This accounted for the increase in average securities. The mix of average securities between taxable and tax-exempt securities changed to 84% taxable and 16% tax-exempt for the six months ended June 30, 2000, compared to 83.1% taxable and 16.9% tax-exempt for the year ended 1999 and 78.8% taxable and 21.2% tax-exempt for the year ended 1998 due to tax considerations. Average other interest earning assets, consisting primarily of federal funds sold, decreased $3.3 million or 42.4% during the six months ended June 30, 2000, and increased $4.4 million or 129.3% during the year ended December 31, 1999 compared to 1998. The mix of taxable securities reflected a slight decrease in mortgage-backed securities. Average mortgage-backed securities represented 65.0% of the total securities portfolio as of June 30, 2000, and 66.3% of the total securities portfolio for 1999 compared to 69.4% for 1998.

     The combined investment securities, mortgage-backed securities, and marketable equity securities portfolio increased to $562.6 million on June 30, 2000, compared to $548.6 million on December 31, 1999, an increase of $14.1 million or 2.6%, and increased to $548.6 million on December 31, 1999, compared to $488.0 million on December 31, 1998, an increase of $60.6 million or 12.4%. Mortgage-backed securities increased $21.4 million during the first six months of 2000 and increased $6.6 million or 1.9% during 1999 when compared to 1998. State and political subdivisions increased $650,000 during the first six months of 2000 and increased $8.1 million or 8.9% during 1999. U.S. Treasury securities decreased $3.5 million during the first six months of 2000 and decreased during 1999 compared to 1998 by $9.7 million or 50.7%. U.S. government agency securities decreased $6.0 million during the first six months of 2000, and increased $42.3 million or 194.8% during 1999. Other stocks and bonds increased $1.5 million during the first six months of 2000 and increased $13.4 million or 86.3% in 1999 compared to 1998 due to increased purchases of corporate bonds and increases in Federal Home Loan Bank equity securities. During 1999, the two to ten year treasury rates increased approximately 170 basis points and the 30 year treasury rate increased 139 basis points. During the first half of 1999, as rates began to increase, we sold a portion of its longer term municipal securities and intermediate term mortgage-backed securities and replaced them primarily with premium mortgage-backed collateral pools and agency floaters.

     As rates continued to increase, we purchased additional premium mortgage-backed securities balanced with discount mortgage-backed securities primarily with intermediate term average lives. In the fourth quarter of 1999, with rates up significantly, we purchased longer term municipals and U.S. agency securities balanced with short-term agency securities and premium mortgage-backed securities.

     The market value of our securities portfolio at June 30, 2000 was $558.4 million with a net unrealized loss on that date of $16.5 million. The net unrealized loss is comprised of $19.1 million in unrealized losses and $2.6 million in unrealized gains. The market value of the securities portfolio at December 31, 1999 was $544.7 million, which represents a net unrealized loss on of $10.0 million. The net unrealized loss is comprised of $11.2 million in unrealized losses and $1.2 million of unrealized gains. Net unrealized gains and losses on securities available for sale, which is a component of shareholders' equity on the consolidated balance sheet, can fluctuate significantly as a result of changes in interest rates. Because we cannot predict the future direction of interest rates, the effect on shareholders' equity in the future cannot be determined; however, this risk is monitored closely through the use of shock tests on the available for sale securities portfolio using an array of interest rate assumptions.

     During the six months ended June 30, 2000 and the year ended December 31, 1999, we transferred a total of $91.7 million and $132.4 million, respectively, securities from available for sale to held to maturity due to changes in market conditions and Asset/Liability Management Committee objectives. Of the total transferred, $21.2 million and $66.3 million were investment securities and $70.5 million and $66.1 million transferred were mortgage-backed securities. The unrealized loss on the securities transferred from available for sale to held to maturity was $2.6 million and $5.6 million, net of tax, at the date of transfer. There were no securities transferred from available for sale to held to maturity for the year ended December 31, 1998. There were no sales from the held to maturity portfolio during the six months ended June 30, 2000 and for the years ended December 31, 1999 or 1998.

     The maturities classified according to the sensitivity to changes in interest rates of the June 30, 2000 securities portfolio and the weighted yields are presented below. Tax-exempt obligations are shown on a taxable equivalent basis. Mortgage-backed securities are classified according to repricing frequency and cash flows from published estimates of principal prepayments.

             MATURITIES AND SENSITIVITIES OF INVESTMENT SECURITIES

                                                                      MATURING OR REPRICING
                                          -----------------------------------------------------------------------------
                                                                 AFTER 1 BUT         AFTER 5 BUT
                                            WITHIN 1 YR.        WITHIN 5 YRS.       WITHIN 10 YRS.      AFTER 10 YRS.
                                          ----------------    -----------------    ----------------    ----------------
                                          AMOUNT     YIELD     AMOUNT     YIELD    AMOUNT     YIELD    AMOUNT     YIELD
                                          -------    -----    --------    -----    -------    -----    -------    -----
                                                                     (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE:
U.S. Treasury.........................    $ 5,981    5.43%    $     --      --     $    --      --     $    --      --
U.S. Government Agencies..............      4,907    6.70%          --      --       5,882    7.37%         --      --
Mortgage-backed Securities............     53,196    7.64%     109,294    7.67%     48,773    7.60%     12,707    7.45%
State and Political Subdivisions......        968    7.82%       2,174    8.27%      5,950    7.78%     35,153    7.98%
Other Stocks and Bonds................     19,092    6.50%       1,457    7.90%         --      --         252    5.24%
                                          -------    ----     --------    ----     -------    ----     -------    ----
  Total...............................    $84,144    7.17%    $112,925    7.68%    $60,605    7.60%    $48,112    7.83%
                                          =======    ====     ========    ====     =======    ====     =======    ====

                                                                     MATURING OR REPRICING
                                         ------------------------------------------------------------------------------
                                                                AFTER 1 BUT         AFTER 5 BUT
                                           WITHIN 1 YR.        WITHIN 5 YRS.       WITHIN 10 YRS.       AFTER 10 YRS.
                                         ----------------    -----------------    ----------------    -----------------
                                         AMOUNT     YIELD     AMOUNT     YIELD    AMOUNT     YIELD     AMOUNT     YIELD
                                         -------    -----    --------    -----    -------    -----    --------    -----
                                                                     (DOLLARS IN THOUSANDS)
HELD TO MATURITY:
U.S. Government Agencies.............    $    --      --     $ 11,803    6.43%    $17,992    7.46%    $ 17,467    7.54%
Mortgage-backed Securities...........     18,504    7.35%      43,982    7.46%     28,179    7.42%      54,318    7.35%
State and Political Subdivisions.....        480    7.16%       1,450    7.34%      3,628    7.61%      49,438    8.26%
Other Stocks and Bonds...............        989    7.00%       2,466    6.25%         --      --        6,137    6.42%
                                         -------    ----     --------    ----     -------    ----     --------    ----
  Total..............................    $19,973    7.33%    $ 59,701    7.20%    $49,799    7.45%    $127,360    7.68%
                                         =======    ====     ========    ====     =======    ====     ========    ====

DEPOSITS AND BORROWED FUNDS

     Deposits provide us with our primary source of funds. The increase of $54.7 million or 9.3% in total deposits during the six months ended June 30, 2000 provided us with funds for a portion of the growth in loans. Time deposits increased $62.0 million or 23.1% during the six months ended June 30, 2000. Time deposits increased $24.0 million or 9.8% during 1999 compared to 1998. Noninterest bearing demand deposits decreased $4.9 million during the six months ended June 30, 2000. Noninterest bearing demand deposits increased $28.2 million or 23% during 1999. Interest bearing demand deposits decreased $4.6 million or 3.1% and savings deposits increased $2.3 million or 11.1% during the six months ended June 30, 2000. Interest bearing deposits increased $17.7 million or 13.5% and saving deposits increased $2.6 million or 14.9% during 1999. The latter three categories, which are considered the lowest cost deposits, comprised 48.6% of total deposits at June 30, 2000 compared to 54.4% at December 31, 1999 and 52.6% at December 31, 1998.

                                    DEPOSITS

                                             JUNE 30,            DECEMBER 31,
                                             --------   ------------------------------
                                               2000       1999       1998       1997
                                             --------   --------   --------   --------
                                                      (DOLLARS IN THOUSANDS)
Noninterest Bearing Demand Deposits........  $145,699   $150,629   $122,440   $ 98,592
Interest Bearing Demand Deposits...........   144,044    148,625    130,940    121,861
Savings Deposits...........................    22,534     20,282     17,649     16,155
Time Deposits..............................   329,963    268,008    244,005    226,066
                                             --------   --------   --------   --------
          Total Deposits...................  $642,240   $587,544   $515,034   $462,674
                                             ========   ========   ========   ========

     During the six months ended June 30, 2000, total time deposits of $100,000 or more increased $54.8 million or 55.8% from December 31, 1999. During the year ended December 31, 1999, total time deposits of $100,000 or more increased $7.5 million or 8.3% from December 31, 1998. This increase was due to overall bank growth which accounted for an increase of $19.1 million in time certificates of deposit at year ended December 31, 1999, and more than offset the decrease in public funds of $11.6 million at December 31, 1999.

          MATURITY DISTRIBUTION OF TIME DEPOSITS GREATER THAN $100,000

                                         JUNE 30, 2000                  DECEMBER 31, 1999                DECEMBER 31, 1998
                                -------------------------------   ------------------------------   ------------------------------
                                  TIME       OTHER                  TIME       OTHER                 TIME       OTHER
                                CERTS. OF     TIME                CERTS. OF     TIME               CERTS. OF     TIME
                                 DEPOSIT    DEPOSITS    TOTAL      DEPOSIT    DEPOSITS    TOTAL     DEPOSIT    DEPOSITS    TOTAL
                                ---------   --------   --------   ---------   --------   -------   ---------   --------   -------
                                                                     (DOLLARS IN THOUSANDS)
Three months or less..........  $ 24,212    $ 7,641    $ 31,853    $29,146    $11,256    $40,402    $20,201    $29,930    $50,131
Over three to six months......     8,978     13,228      22,206     14,345     13,228     27,573     10,201      6,564     16,765
Over six to twelve months.....    76,321         --      76,321     11,377        459     11,836     13,560         --     13,560
Over twelve months............    22,340        459      22,799     18,536         --     18,536     10,380         --     10,380
                                --------    -------    --------    -------    -------    -------    -------    -------    -------
        Total.................  $131,851    $21,328    $153,179    $73,404    $24,943    $98,347    $54,342    $36,494    $90,836
                                ========    =======    ========    =======    =======    =======    =======    =======    =======

     Short-term obligations, consisting primarily of Federal Home Loan Bank advances and federal funds purchased, increased $62.4 million or 50.4% during 1999 when compared to 1998. This increase reflects a strategically planned increase in balance sheet leverage to achieve certain Asset Liability Committee objectives.

                                                          SIX MONTHS
                                                        ENDED JUNE 30,     YEARS ENDED DECEMBER 31,
                                                        --------------   -----------------------------
                                                             2000          1999       1998      1997
                                                        --------------   --------   --------   -------
                                                                    (DOLLARS IN THOUSANDS)
Federal Home Loan Bank Dallas Advances
  Balance at end of period............................     $144,008      $181,222   $118,000   $29,000
  Average amount outstanding during the period(1).....      164,294       155,719     61,734     6,798
  Maximum amount outstanding during the period........      185,097       186,500    135,000    29,000
  Weighted average interest rate during the
    period(2).........................................          5.9%          5.3%       5.3%      5.5%
  Interest rate at end of period......................          6.5%          5.3%       5.0%      4.9%

---------------

(1) The average amount outstanding during the period was computed by dividing the total month-end outstanding principal balances by the number of months in the period.

(2) The weighted average interest rate during the period was computed by dividing the actual interest expense (annualized) by average balance outstanding during the period.

     Long-term obligations primarily consisting of Federal Home Loan Bank advances and trust preferred securities increased $18.7 million during 1999 to $194.7 million or a 10.6% increase when compared to $176.0 million in 1998. The advances were obtained from Federal Home Loan Bank as part of a strategically planned increase in balance sheet leverage to achieve certain Asset Liability Committee objectives. The Federal Home Loan Bank advances are collateralized by Federal Home Loan Bank stock, nonspecified real estate loans and securities. On May 18, 1998, through our wholly owned subsidiary, Southside Capital Trust I, we sold 2,000,000 preferred securities at a liquidation amount of $10 per preferred security for an aggregate amount of $20 million. These securities have a distribution rate of 8.50% per annum payable at the end of each calendar quarter.

BANKING INDUSTRY IN TEXAS

     The banking industry is affected by general economic conditions such as interest rates, inflation, recession, unemployment and other factors beyond our control. During the mid to late 1980's, declining oil prices had an indirect effect on our business, and the deteriorating real estate market caused a significant portion of the increase in our nonperforming assets during that period. During the early 1990's, the East Texas economy entered into a recovery and growth period that continues to this day. During the last ten years the East Texas economy has diversified, decreasing the overall impact of declining oil prices, however the East Texas economy is still affected by the oil industry. One area of concern continues to be the personal bankruptcy rate occurring nationwide. Management expects this trend to have some effect on our net charge-offs. Our management, however, cannot predict whether current economic conditions will improve, remain the same or decline.

COMPETITION

     The activities we and the bank engage in are highly competitive. Financial institutions such as savings and loan associations, credit unions, consumer finance companies, insurance companies, brokerage companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Brokerage companies continue to become more competitive in the financial services arena and pose an ever increasing challenge to banks. Legislative changes also greatly affect the level of competition we face. During 1998 federal legislation allowed credit unions to expand their membership criteria. This legislation allows credit unions to use their expanded membership capabilities combined with tax free status to compete more fiercely for traditional bank business. Because banks do not enjoy a tax free status, credit unions will have a competitive advantage. Additionally, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 expanded the types of activities in which a bank holding company can engage. Currently, we must compete against some institutions located in East Texas and elsewhere in our service area which have capital resources and legal loan limits substantially in excess of those available to us and the bank. We expect the competition to continue to increase.

EMPLOYEES

     At June 30, 2000, we employed 355 full time equivalent persons. None of the employees are represented by any unions or similar groups, and we have not experienced any type of strike or labor dispute. We consider our relationship with our employees to be good.

LITIGATION

     We are party to legal proceedings arising in the normal conduct of business. Our management believes that this litigation is not material to our financial position or results of our operations or the operations of the bank.

PROPERTIES

     We own the following properties:

     - A two story building in Tyler, Texas, at 1201 South Beckham Avenue and the property adjacent to the main bank building, known as the Southside Bank Annex. These properties house the executive offices of Southside Bancshares, Inc.

     - Property and a building directly adjacent to the building housing the Southside Bank Annex. The building is referred to as the Operations Annex, where various back office lending and accounts payable operations are located.

     - Land and building located at 1010 East First Street in Tyler where Motor Bank facilities are located.

     - 2.21 acres of land located at the intersection of South Broadway Avenue and Grande Boulevard in Tyler. The tract is occupied by Southside Bank's South Broadway branch, which currently provides a full line of banking services.

     - Property on South Broadway Avenue near the South Broadway branch where motor bank facilities are located.

     - Twenty-one Automatic Teller Machines (ATM) facilities located throughout Smith and Gregg Counties.

     - Building located in the downtown square of Tyler which houses Southside Bank's Downtown branch, providing a full line of banking services.

     - Gentry Parkway branch and motor bank facility at 2121 West Gentry Parkway in Tyler.

     - Property at 2001 Judson Road in Longview, Texas, where we constructed a permanent branch facility complete with motor bank facilities.

     - Property on U.S. Highway 69 in Lindale, Texas, where we will construct a permanent branch facility complete with motor bank facilities.

     - Property in Whitehouse, Texas, where we will construct a permanent branch facility complete with motor bank facilities.

     We completed expansion and remodeling of our annex building, immediately across the parking lot from the bank headquarters during 1999. We purchased property in Longview, Texas at 2001 Judson Road during 1998. Construction of a permanent branch facility at this location began during 1999 and was completed during 2000. We began an addition to the operations annex building located on the property of the bank's headquarters during 1999. Completion is anticipated during the fourth quarter of 2000. We have purchased property in Lindale on Highway 69, north of Interstate 20 on which we plan to build a branch facility with motor bank facilities in the near future. During the second quarter of 2000, we received approval from the Federal Deposit Insurance Corporation to open a second full service branch in Lindale. We plan to open this branch during the fourth quarter of 2000. We also acquired property in Whitehouse, Texas in southern Smith County on which we plan to construct a full service branch during 2001, pending regulatory approval.

                           SUPERVISION AND REGULATION

     Banking is a complex, highly regulated industry. The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress has created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies and the banking industry. The descriptions of and references to the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

SOUTHSIDE

     As bank holding companies under the Bank Holding Company Act of 1956, as amended, we and Southside Delaware are registered with and subject to regulation by the Federal Reserve. We are both required to file annual and other reports with, and furnish information to, the Federal Reserve, which makes periodic inspections of us.

     The Bank Holding Company Act provides that a bank holding company must obtain the prior approval of the Federal Reserve for the acquisition of more than five percent of the voting stock or substantially all the assets of any bank or bank holding company. In addition, the Bank Holding Company Act restricts the extension of credit to any bank holding company by its subsidiary bank. The Bank Holding Company Act also provides that, with certain exceptions, a bank holding company may not engage in any activities other than those of banking or managing or controlling banks and other authorized subsidiaries or own or control more than five percent of the voting shares of any company that is not a bank. The Federal Reserve has deemed limited activities to be closely related to banking and therefore permissible for a bank holding company.

     Traditionally, the activities of bank holding companies have been limited to the business of banking and activities closely related or incidental to banking. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which became effective on March 11, 2000, expands the types of activities in which a bank holding company may engage. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a "financial holding company." A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are "financial in nature." Among the activities that are deemed "financial in nature" are, in addition to traditional lending activities, securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve considers to be closely related to banking.

     A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act prompt corrective action provisions, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities.

     Any bank holding company that does not elect to become a financial holding company remains subject to the current restrictions of the Bank Holding Company Act. In a similar manner, a bank may establish one or more subsidiaries, which subsidiaries may then engage in activities that are financial in nature. However, applicable law and regulation provide that the amount of investment in these activities generally are limited to 45% of the total assets of the bank, and these investments are not aggregated with the bank for determining compliance with capital adequacy guidelines. Further, the transactions between the bank and this type of subsidiary are subject to a number of limitations.

     Under the Modernization Act, the Federal Reserve serves as the primary "umbrella" regulator of financial holding companies, with supervisory authority over each parent company and limited authority over its subsidiaries. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. The Modernization Act also imposes additional restrictions and heightened disclosure requirements regarding private information collected by financial institutions. All implementing regulations under the Modernization Act have not yet become effective in final form, and we cannot predict the full sweep of the new legislation and have not yet determined whether we will elect to become a financial holding company.

     The Federal Reserve has cease-and-desist powers over bank holding companies and their nonbanking subsidiaries where their actions would constitute a serious threat to the safety, soundness or stability of a subsidiary bank. Federal regulatory agencies also have authority to regulate debt obligations (other than commercial paper) issued by bank holding companies. This authority includes the power to impose interest ceilings and reserve requirements on such debt obligations. A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

     Federal banking law generally provides that a bank holding company may acquire or establish banks in any state of the United States, subject to certain aging and deposit concentration limits. In addition, Texas banking laws permit a bank holding company which owns stock of a bank located outside the State of Texas to acquire a bank or bank holding company located in Texas. This type of acquisition may occur only if the Texas bank to be directly or indirectly controlled by the out-of-state bank holding company has existed and continuously operated as a bank for a period of at least five years. In any event, a bank holding company may not own or control banks in Texas the deposits of which would exceed 20% of the total deposits of all federally-insured deposits in Texas. We have no present plans to acquire or establish banks outside the State of Texas but have not eliminated the possibility of doing so.

     The Federal Reserve has promulgated capital adequacy regulations for all bank holding companies with assets in excess of $150 million. The Federal Reserve's capital adequacy regulations are based upon a risk based capital determination, whereby a bank holding company's capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company's assets. Different categories of assets are assigned risk weightings and are counted at a percentage of their book value.

     The regulations divide capital between Tier 1 capital (core capital) and Tier 2 capital. For a bank holding company, Tier 1 capital consists primarily of common stock, related surplus, noncumulative perpetual preferred stock, minority interests in consolidated subsidiaries and a limited amount of qualifying cumulative preferred securities. Goodwill and certain other intangibles are excluded from Tier 1 capital. Tier 2 capital consists of an amount equal to the allowance for loan and lease losses up to a maximum of 1.25% of risk weighted assets, limited other types of preferred stock not included in Tier 1 capital, hybrid capital instruments and term subordinated debt. Investments in and loans to unconsolidated banking and finance subsidiaries that constitute capital of those subsidiaries are excluded from capital. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The Tier 1 component must comprise at least 50% of qualifying total capital.

     Every bank holding company has to achieve and maintain a minimum Tier 1 capital ratio of at least 4.0% and a minimum total capital ratio of at least 8.0%. In addition, banks and bank holding companies are required to maintain a minimum leverage ratio of Tier 1 capital to average total consolidated assets (leverage capital ratio) of at least 3.0% for the most highly-rated, financially sound banks and bank holding companies and a minimum leverage ratio of at least 4.0% for all other banks. The Federal Deposit Insurance Corporation and the Federal Reserve define Tier 1 capital for banks in the same manner for both the leverage ratio and the risk-based capital ratio. However, the Federal Reserve defines Tier 1 capital for bank holding companies in a slightly different manner. As of June 30, 2000, our Tier 1 leverage capital ratio was 6.42%.

     The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory level, without significant reliance on intangible assets. The guidelines also indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio" in evaluating proposals for expansion or new activities. The Tangible Tier 1 Leverage Ratio is the ratio of Tier 1 capital, less intangibles not deducted from Tier 1 capital, to quarterly average total assets. As of June 30, 2000, the Federal Reserve had not advised us of any specific minimum Tangible Tier 1 Leverage Ratio applicable to us.

     As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, our ability to pay cash dividends depends upon the cash dividends we receive from the bank through Southside Delaware. Our only sources of income are dividends paid by the bank. We must pay all of our operating expenses from funds we receive from the bank. Therefore, shareholders may receive dividends from us only to the extent that funds are available after payment of our operating expenses. In addition, in November 1985 the Federal Reserve adopted a policy statement concerning payment of cash dividends, which generally prohibits bank holding companies from paying dividends except out of operating earnings, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition.

THE BANK

     The bank is subject to various requirements and restrictions under the laws of the United States and the State of Texas, and to regulation, supervision and regular examination by the Texas Department of Banking and the Federal Deposit Insurance Corporation. The Texas Department of Banking and the Federal Deposit Insurance Corporation have the power to enforce compliance with applicable banking statutes and regulations. These requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the bank.

     Transactions with Affiliates. The bank may not engage in specified transactions (including, for example, loans) with its affiliates unless the terms and conditions of those transactions are substantially the same or at least as favorable to the bank as those prevailing at the time for comparable transactions with or involving other nonaffiliated entities. In the absence of comparable transactions, any transaction between the bank and its affiliates must be on terms and under circumstances, including credit standards, that in

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

good faith would be offered or would apply to nonaffiliated companies. In addition, transactions referred to as "covered transactions" between the bank and its affiliates may not exceed 10% of the bank's capital and surplus per affiliate and an aggregate of 20% of its capital and surplus for covered transactions with all affiliates. Certain transactions with affiliates, such as loans, also must be secured by collateral of specific types and amounts. The bank also is prohibited from purchasing low quality assets from an affiliate. Every company under common control with the bank, including us and Southside Delaware, are deemed to be affiliates of the bank.

     Loans to Insiders. Federal law also constrains the types and amounts of loans that the bank may make to its executive officers, directors and principal shareholders. Among other things, these loans must be approved by the bank's board of directors in advance, must be on terms and conditions as favorable to the bank as those available to an unrelated person and are limited in amount.

     Regulation of Lending Activities. Loans made by the bank are also subject to numerous federal and state laws and regulations, including the Truth-In-Lending Act, Federal Consumer Credit Protection Act, the Texas Consumer Credit Code, the Texas Consumer Protection Code, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and adjustable rate mortgage disclosure requirements. Remedies to the borrower or consumer and penalties to the bank are provided if the bank fails to comply with these laws and regulations. The scope and requirements of these laws and regulations have expanded significantly in recent years.

     Branch Banking. Pursuant to the Texas Finance Code, all banks located in Texas are authorized to branch statewide. Accordingly, a bank located anywhere in Texas has the ability, subject to regulatory approval, to establish branch facilities near any of our facilities and within our market area. If other banks were to establish branch facilities near our facilities, it is uncertain whether these branch facilities would have a material adverse effect on our business.

     In 1994 Congress adopted the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994. That statute provides for nationwide interstate banking and branching, subject to certain aging and deposit concentration limits that may be imposed under applicable state laws. Current Texas law permits interstate branching only through acquisition of a financial institution that is at least five years old, and after the acquisition, the resulting institution and its affiliates cannot hold more than 20% of the total deposits in the state. Accordingly, a bank with its main office outside of Texas generally cannot branch on a de novo basis into Texas. The new law permits applicable regulatory authorities to approve de novo branching in Texas by institutions located in states that would permit Texas institutions to branch on a de novo basis into those states.

     The Federal Deposit Insurance Corporation has adopted regulations under the Riegle-Neal Act to prohibit an out-of-state bank from using the new interstate branching authority primarily for the purpose of deposit production. These regulations include guidelines to insure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the communities served by the out-of-state bank.

     Governmental Monetary Policies. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowings, control of borrowings, open market operations, the imposition of and changes in reserve requirements against member banks, deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates which member banks may pay on time and savings deposits are some of the instruments of monetary policy available to the Federal Reserve. Those monetary policies influence to a significant extent the overall growth of all bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. The nature of future monetary policies and the effect of such policies on the future business and earnings of the bank, therefore, cannot be predicted accurately.

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

     Dividends. All dividends paid by the bank are paid to us, the sole indirect shareholder of the bank, through Southside Delaware. The general dividend policy of the bank is to pay dividends at levels consistent with maintaining liquidity and preserving our applicable capital ratios and servicing obligations. The dividend policy of the bank is subject to the discretion of the board of directors of the bank and will depend upon such factors as future earnings, financial conditions, cash needs, capital adequacy, compliance with applicable statutory and regulatory requirements and general business conditions.

     The ability of the bank, as a Texas banking association, to pay dividends is restricted under applicable law and regulations. The bank generally may not pay a dividend reducing its capital and surplus without the prior approval of the Texas Banking Commissioner. All dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses. The Federal Deposit Insurance Corporation has the right to prohibit the payment of dividends by the bank where the payment is deemed to be an unsafe and unsound banking practice. The bank is also subject to certain restrictions on the payment of dividends as a result of the requirements that it maintain an adequate level of capital in accordance with guidelines promulgated from time to time by the Federal Deposit Insurance Corporation.

     The exact amount of future dividends on the stock of the bank will be a function of the profitability of the bank in general and applicable tax rates in effect from year to year. The bank's ability to pay dividends in the future will directly depend on the its future profitability, which cannot be accurately estimated or assured.

     Capital Adequacy. In 1990, the federal banking regulators promulgated capital adequacy regulations to which all national and state banks, such as the bank, are subject. These requirements are similar to the Federal Reserve requirements promulgated with respect to bank holding companies discussed previously.

     Changes in Management. Any depository institution that has been chartered less than two years, is not in compliance with the minimum capital requirements of its primary federal banking regulator or is otherwise in a troubled condition must notify its primary federal banking regulator of the proposed addition of any person to the board of directors or the employment of any person as a senior executive officer of the institution at least 30 days before such addition or employment becomes effective. During this 30-day period, the applicable federal banking regulatory agency may disapprove of the addition of employment of such director or officer. The bank is not subject to any such requirements.

     Enforcement Authority. The federal banking laws also contain civil and criminal penalties available for use by the appropriate regulatory agency against certain "institution-affiliated parties" primarily including management, employees and agents of a financial institution, as well as independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs and who caused or are likely to cause more than minimum financial loss to or a significant adverse affect on the institution, who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in unsafe or unsound practices. These practices can include the failure of an institution to timely file required reports or the submission of inaccurate reports. These laws authorize the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other action as determined by the ordering agency to be appropriate.

     Annual Audits. Every bank with total assets in excess of $500 million, such as the bank, must have an annual independent audit made of the bank's financial statements by a certified public accountant to verify that the financial statements of the bank are presented in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the Federal Deposit Insurance Corporation.

     Prompt Corrective Action. Banks are subject to restrictions on their activities depending on their level of capital. The Federal Deposit Insurance Corporation's "prompt corrective action" regulations divides banks into five different categories, depending on their level of capital. Under these regulations, a bank is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or more, a core capital ratio of six percent or more and a leverage ratio of five percent or more, and if the bank is not subject to an order or capital directive to meet and maintain a certain capital level. Under these regulations, a bank is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of eight percent or more, a core capital ratio of four percent or more and a leverage ratio of four percent or more (unless it receives the highest composite rating at its most recent examination and is not experiencing or anticipating significant growth, in which instance it must maintain a leverage ratio of three percent or more). Under these regulations, a bank is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than eight, a core capital ratio of less than four percent or a leverage ratio of less than percent. Under these regulations, a bank is deemed to be "significantly undercapitalized" if it has a risk-based capital ratio of less than six percent, a core capital ratio of less than three percent and a leverage ratio of less than three percent. Under such regulations, a bank is deemed to be "critically undercapitalized" if it has a leverage ratio of less than or equal to two percent. In addition, the Federal Deposit Insurance Corporation has the ability to downgrade a bank's classification (but not to "critically undercapitalized") based on other considerations even if the bank meets the capital guidelines.

     If a state nonmember bank, such as the bank, is classified as undercapitalized, the bank is required to submit a capital restoration plan to the Federal Deposit Insurance Corporation. An undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the Federal Deposit Insurance Corporation of a capital restoration plan for the bank.

     If a state nonmember bank is classified as undercapitalized, the Federal Deposit Insurance Corporation may take certain actions to correct the capital position of the bank. If a bank is classified as significantly undercapitalized, the Federal Deposit Insurance Corporation would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital, improvements in management, limits on interest rates paid, prohibitions on transactions with affiliates, termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, the bank must be placed into conservatorship or receivership within 90 days, unless the Federal Deposit Insurance Corporation determines otherwise.

     The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by the bank. The Federal Deposit Insurance Corporation is required to conduct a full-scope, on-site examination of every bank at least once every twelve months. An exception to this rule provides that banks that have assets of less than $100 million, are categorized as "well capitalized," were found to be well managed with a composite rating of "outstanding" and have not been subject to a change in control during the last 12 months, need only be examined by the Federal Deposit Insurance Corporation once every 18 months.

     Banks also may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well capitalized" banks are permitted to accept brokered deposits, but all banks that are not well capitalized are not permitted to accept such deposits. The Federal Deposit Insurance Corporation may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the Federal Deposit Insurance Corporation determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank.

     Risk Based Deposit Insurance Premiums. The Federal Deposit Insurance Corporation assesses insurance premiums on a bank's deposits at a variable rate depending on the probability that the deposit insurance fund will incur a loss with respect to the bank. The Federal Deposit Insurance Corporation determines the deposit insurance assessment rates on the basis of the bank's capital classification and supervisory evaluations. Each of these categories has three subcategories, resulting in nine assessment risk classifications. The three subcategories with respect to capital are "well capitalized," "adequately capitalized" and "less than adequately capitalized (that would include "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" banks). The three subcategories with respect to

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

supervisory concerns are "healthy," "supervisory concern" and "substantial supervisory concern." A bank is deemed "healthy" if it is financially sound with only a few minor weaknesses. A bank is deemed subject to "supervisory concern" if it has weaknesses that, if not corrected, could result in significant deterioration of the bank and increased risk to the Bank Insurance Fund of the Federal Deposit Insurance Corporation. A bank is deemed subject to "substantial supervisory concern" if it poses a substantial probability of loss to the Bank Insurance Fund.

     Deposit Insurance. The bank's deposits are insured up to $100,000 per insured account by the Bank Insurance Fund. The bank's deposit insurance assessments may increase depending upon the risk category and subcategory, if any, to which the bank is assigned by the Federal Deposit Insurance Corporation. Any increase in insurance assessments could have an adverse effect on the bank's earnings.

     Our management and the bank's management cannot predict what other legislation might be enacted or what other regulations might be adopted or the effects thereof.

                                   MANAGEMENT

     The following table includes the names and ages of our directors and the executive officers of Southside and the bank, and the positions held by each of the officers as of September 30, 2000:

NAME                                    AGE               POSITIONS HELD
----                                    ---               --------------
B.G. Hartley..........................  71    Chairman of the Board of Southside and
                                              Chairman of the Board and Chief
                                              Executive Officer of the bank
Robbie N. Edmonson....................  67    Vice Chairman of the Board and Chief
                                              Administrative Officer of the bank
Sam Dawson............................  53    President, Secretary and Director of
                                              Southside and President and Chief
                                              Operations Officer of the bank
Lee R. Gibson.........................  44    Executive Vice President and Chief
                                              Financial Officer of Southside and
                                              Executive Vice President of the bank
Jeryl Story...........................  49    Senior Executive Vice
                                              President -- Loan Administration and
                                              Senior Lending Officer of the bank
Fred E. Bosworth......................  83    Director of Southside
Herbert C. Buie.......................  70    Director of Southside
Rollins Caldwell......................  78    Director of Southside
W.D. (Joe) Norton.....................  64    Director of Southside
Michael D. Gollob.....................  67    Director of Southside
Paul W. Powell........................  66    Director of Southside
William Sheehy........................  59    Director of Southside

     Officers of Southside and the bank are elected annually by the board of directors of Southside and the bank, respectively. The business experience of each executive officer of Southside and the bank and each director of Southside is set forth below.

     B.G. HARTLEY -- Mr. Hartley became Chairman of the Board of Southside in 1983. He is also Chairman of the Board and Chief Executive Officer of the bank, having served as the bank's Chief Executive Officer since its opening in 1960. He is a member of the board of directors of the American Bankers Association and East Texas Medical Center Regional Healthcare Systems, and he is Chairman of

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

the board of directors of the Texas Taxpayers and Research Association and Texas Bankers General Agency, Inc. He is also a Trustee of the R. W. Fair Foundation. He is a Trustee and a member of the Executive Committee of Texas College.

     ROBBIE N. EDMONSON -- Mr. Edmonson is Vice Chairman of Southside, having served in that capacity since 1998. He joined the bank as Vice President in 1968, and currently is Vice Chairman of the board of directors.

     SAM DAWSON -- Mr. Dawson is President and Secretary of Southside, serving since 1998. He joined the bank in 1974 and currently serves as its President and Chief Operations Officer. He is a director of East Texas Medical Center Hospital, Cancer Institute and ETMC Rehabilitation Hospital. He is also a director of the Tyler Area Chamber of Commerce and the Texas Bankers Association.

     LEE R. GIBSON -- Mr. Gibson serves as Executive Vice President and Chief Financial Officer of Southside and Executive Vice President and Chief Financial Officer of the bank. He became an officer of Southside in 1985 and of the Bank during 1984 and is responsible for the management of the bank's investment portfolio.

     JERYL STORY -- Mr. Story was elected Senior Executive Vice President -Loan Administration of the bank during 1996. He joined the bank in 1979 and is responsible for all lending functions of the bank and is the Senior Lending Officer.

     FRED E. BOSWORTH -- Mr. Bosworth is a director of Southside. Before retiring in 1997, he has been Chairman of the Board of Bosworth & Associates, Inc., an independent insurance agency, since 1982. He has been associated with the insurance industry in various capacities since 1935.

     HERBERT C. BUIE -- Mr. Buie is a director of Southside. He has been President of Tyler Packing Company, Inc., a meat processing firm. He was initially employed by Tyler Packing in 1947, and acquired the corporation several years later. He has served on the Board of Directors of the Church of God, School of Theology, since 1979 and also serves on the Board of Directors of the University of Texas Health Center and the Developmental Board of Directors of the University of Texas-Tyler. He also serves on the Boards of Directors of the East Texas Regional Food Bank and the Texas Chest Foundation.

     ROLLINS CALDWELL -- Mr. Caldwell is a director of Southside. He is a private investor who served as President of Caldwell Welding Supply Company for 37 years. He currently is involved in equipment and real estate leasing.

     W. D. (JOE) NORTON -- Mr. Norton is a director of the Company. He has been the owner of W. D. Norton, Inc., d/b/a Overhead Door, since 1988. He also owns Norton Equipment Company. Mr. Norton served as President and principal shareholder of Norton Companies of Texas, Inc., for 25 years. He is a Director of the Tyler Area Chamber of Commerce.

     WILLIAM SHEEHY -- Mr. Sheehy has been a partner in the law firm of Wilson, Sheehy, Knowles, Robertson and Cornelius since 1971, and a practicing attorney since 1964. Mr. Sheehy serves as the bank's outside general counsel.

     MICHAEL D. GOLLOB -- Mr. Gollob is a senior officer and founder of the certified public accounting firm of Gollob, Morgan, Peddy & Co. P.C. He is a director of the bank and also serves on the Texas Prepaid Higher Education Tuition Board.

     PAUL W. POWELL -- Mr. Powell is a director of the bank, Chairman of the Board and Chief Executive Officer of the Robert M. Rogers Foundation, serves on the Board of Regents at Baylor University and is Chairman of the Board of Trinity Mother Frances Health System. He was Chairman and Chief Executive Officer of the Southern Baptist Annuity Board and also was pastor of Green Acres Baptist Church.

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

                            DESCRIPTION OF THE TRUST

     Southside Capital Trust II is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust has been filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the convertible preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

     The holders of the convertible preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding convertible preferred securities of the trust which have certain prior rights over the other securities of the trust in certain circumstances as specified in this prospectus. We will not initially own any of the convertible preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the convertible preferred securities, are called the trust securities.

The trust exists exclusively for the purposes of:

     - issuing the convertible preferred securities to the public for cash;

     - issuing its common securities to us in exchange for our capitalization of the trust;

     - investing the proceeds from the sale of the trust securities in an equivalent amount of convertible debentures; and

     - engaging in other activities that are incidental to those listed above, such as receiving payments on the convertible debentures and making distributions to security holders, furnishing notices and other administrative tasks.

     The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the convertible debentures. Other than with respect to the trust securities, Southside has agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

     The number of trustees of the trust will initially be five. Three of the trustees will be persons who are employees or officers of or who are affiliated with Southside. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will also initially be Wilmington Trust Company. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Wilmington Trust Company will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the convertible preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 31 years but may terminate earlier as provided in the trust agreement.

     The property trustee will hold the convertible debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the convertible debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "payment account" established with Wilmington Trust Company to hold all payments made on the convertible debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the convertible preferred securities. We will pay all fees and expenses related to the trust and the offering of the convertible preferred securities, including the fees and expenses of the trustees.

              DESCRIPTION OF THE CONVERTIBLE PREFERRED SECURITIES

     The convertible preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of the Trust" beginning on page 69. Wilmington Trust Company will act as property trustee for the convertible preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the convertible preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

GENERAL

     The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the convertible preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

     The convertible preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the convertible preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The convertible preferred securities will rank equally, and payments on the convertible preferred securities will be made proportionally, with the common securities, except as described under "-- Subordination of Common Securities" on page 77.

     The property trustee will hold legal title to the convertible debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the convertible preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee" on page 94. The guarantee agreement does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

     Source of Distributions. The funds of the trust available for distribution to holders of the convertible preferred securities will be limited to payments made under the convertible debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the convertible debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the convertible debentures, the property trustee will not have funds available to pay distributions on the convertible preferred securities.

     Payment of Distributions. Distributions on the convertible preferred securities will be payable at the annual rate of 8.75% of the $10 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the convertible preferred securities on the relevant record dates. So long as the convertible preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the convertible preferred securities will be December 31, 2000.

     Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional
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

interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term "business day" we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

     Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the convertible debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond December 31, 2030 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the convertible preferred securities will also be deferred during any such extension period. Any deferred distributions under the convertible preferred securities will accumulate additional amounts at the annual rate of 8.75%, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us);

     - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with or junior in interest to, the convertible debentures or allow any of our subsidiaries to do the same;

     - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the convertible debentures (other than payments under the guarantee); or

     - redeem, purchase or acquire less than all of the convertible debentures or any of the convertible preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

     We do not currently intend to exercise our right to defer distributions on the convertible preferred securities by deferring the payment of interest on the convertible debentures.

CONVERSION RIGHTS

     General. Convertible preferred securities will be convertible at any time on or after December 31, 2000, and prior to the close of business on the business day immediately preceding the date of repayment of such convertible preferred securities, whether at stated maturity or upon redemption (either at the option of Southside or pursuant to a Tax Event, an Investment Company Event or a Capital Treatment Event), at the option of the holder thereof and in the manner described below, into shares of common stock at an initial conversion ratio of 0.9524 shares of common stock for each convertible preferred security (equivalent to an initial conversion price of $10.50 per share of common stock), subject to adjustment as described below. The trust will covenant in the trust agreement not to convert convertible debentures held by it except pursuant to a notice of conversion delivered to the property trustee, as conversion agent, by a holder of convertible preferred securities. A holder of a convertible preferred security wishing to exercise its conversion right must deliver an irrevocable notice of conversion, together, if the convertible preferred security is in certificated form, with the certificate representing such convertible
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

preferred security, to the conversion agent, which will, on behalf of such holder, exchange such convertible preferred security for a portion of the convertible debentures and immediately convert such convertible debentures into common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. In the event Cede & Co. receives a conversion request from the conversion agent, DTC will redeem the amount of interest credited to the applicable direct participant(s) in the convertible preferred securities in accordance with its procedures.

     Holders of convertible preferred securities at the close of business on a distribution record date will be entitled to receive the distribution payable on such convertible preferred securities on the corresponding distribution date notwithstanding the conversion of such convertible preferred securities following the distribution record date but prior to the distribution date; provided, however, that if any convertible preferred securities are surrendered for conversion during the period from the close of business on any record date through and including the next succeeding distribution date (except any such convertible preferred securities surrendered for conversion after such convertible preferred securities have been called for redemption by Southside during an extension period), the convertible preferred securities when surrendered for conversion must be accompanied by payment in next day funds of an amount equal to the distribution which the registered holder on such record date is to receive. Except as described above, no distribution will be payable by Southside on converted convertible preferred securities with respect to any distribution date subsequent to the date of conversion and neither the trust nor Southside will make, or be required to make, any payment, allowance or adjustment for accumulated and unpaid distributions, whether or not in arrears, on convertible preferred securities surrendered for conversion. Each conversion will be deemed to have been effected immediately prior to the close of business on the day on which the related conversion notice was received by the conversion agent.

     Shares of common stock issued upon conversion of convertible preferred securities will be validly issued, fully paid and nonassessable. No fractional shares of common stock will be issued as a result of conversion, but in lieu thereof such fractional interest will be paid by us in cash based on the last reported sale price of common stock on the date such convertible preferred securities are surrendered for conversion.

     Conversion Ratio Adjustments -- General. The conversion ratio is subject to adjustment if we take certain actions after the date of issuance of the convertible preferred securities offered in this prospectus, including:

     - issue shares of common stock as a dividend or a distribution with respect to common stock,

     - effect subdivisions, combinations and reclassification of common stock,

     - issue rights or warrants to all holders of common stock entitling them (for a period not exceeding 45 days) to subscribe for or purchase shares of common stock at less than the then current market price (as defined below) of the common stock,

     - distribute evidences of indebtedness, capital stock, cash or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above, and dividends and distributions paid exclusively in cash) to all holders of common stock,

     - pay any dividends (and other distributions) on common stock exclusively in cash, but not including cash dividends we pay out of our retained earnings, and

     - make a tender or exchange offer (other than an odd-lot offer) for our common stock and pay a price in excess of 110% of the then current market price of our common stock based on the closing price on the trading day next succeeding the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

     "Current Market Price" means, in general, the average of the daily Closing Prices (as defined below) for the five consecutive trading days selected by Southside commencing not more than 20 trading days

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

before, and ending not later than, the earlier of the day in question or, if applicable, the day before the "ex" date with respect to the issuance or distribution in question.

     "Closing Price" of any security on any day means the last reported sale price, regular way, on such day or, if no sale takes place on such day, the average of the reported closing bid and asked price on such day, regular way, in either case as reported on the Nasdaq National Market, or, if such security is not quoted or admitted to trading on the Nasdaq National Market, on the principal national securities exchange on which such security is listed or admitted to trading, or if such security is not listed or admitted to trading on a national securities exchange, on the principal quotation system on which such security is listed or admitted to trading or quoted, or, if not listed or admitted to trading or quoted on any national securities exchange or quotation system, the average of the closing bid and asked prices of such security in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or if not so available in such manner, as otherwise determined in good faith by our board of directors.

     From time to time, we may increase the conversion ratio of the convertible debentures (and thus increase the conversion ratio of the convertible preferred securities) by any amount selected by us for any period of at least 20 days, in which case we will give at least fifteen days' notice of such increase. We may, at our option, make such increases in the conversion ratio, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "-- Adjustment of Conversion Ratio" on page 103.

     No adjustment of the conversion ratio will be made upon the issuance of any shares of common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of Southside and the investment of additional optional amounts in shares of common stock under any such plan, or upon the issuance of any shares of common stock or options or rights pursuant to any employee benefit plan or program, or pursuant to any option, warrant, right or any exercisable, exchangeable or convertible security outstanding as of the date on which the convertible debentures are first issued. No adjustment of the conversion ratio will be made upon the issuance of rights under any shareholder rights plan. The conversion ratio will be rounded to four decimal places. No adjustment in the conversion ratio will be required unless adjustment would require a change of at least one percent in the conversion ratio then in effect; provided, however, that any adjustment that would not be required to be made will be carried forward and taken into account in any subsequent adjustment. If any action would require adjustment of the conversion ratio pursuant to more than one of the provisions described above, only one adjustment will be made with respect to that action and such adjustment will be the amount of adjustment that has the highest absolute value to the holder of the convertible preferred securities.

     Conversion Ratio Adjustments -- Merger, Consolidation or Sale of Assets of Southside. In the event that Southside becomes a party to any transaction, including, without limitation, and with certain exceptions:

     - a recapitalization or reclassification of the common stock;

     - consolidation of Southside with, or merger of Southside into, any other person, or any merger of another person into Southside;

     - any sale, transfer or lease of all or substantially all of the assets of Southside; or

     - any compulsory share exchange pursuant to which the common stock is converted into the right to receive other securities, cash or other property (each of the foregoing being referred to as a "business consolidation transaction"), then the holders of convertible preferred securities then outstanding will have the right to convert the convertible preferred securities into the kind and amount of securities, cash or other property receivable upon the consummation of such business consolidation transaction by a holder of the number of shares of

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

common stock issuable upon conversion of such convertible preferred securities immediately prior to such business consolidation transaction.

     In the case of a business consolidation transaction, each convertible preferred security would become convertible into the securities, cash or property receivable by a holder of the number of shares of the common stock into which such convertible preferred security was convertible immediately prior to such business consolidation transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the convertible preferred securities in the future. For example, if Southside were acquired in a cash merger, each convertible preferred security would become convertible solely into cash and would no longer be convertible into securities which value would vary depending on the future prospects of Southside and other factors.

     Conversion ratio adjustments or omissions in making such adjustments may, under certain circumstances, be deemed to be distributions that could be taxable as dividends to holders of convertible preferred securities or to the holders of common stock. See "-- Adjustment of Conversion Ratio" on page 103.

     Whenever the conversion ratio is adjusted as described above, we will place on file with the property trustee and with the conversion agent a statement signed by the appropriate officer of Southside showing in detail the facts requiring such adjustment and the conversion ratio after such adjustment and the property trustee or the conversion agent will exhibit the same from time to time to any holder desiring to inspect the statement.

REDEMPTION OR EXCHANGE

     General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the convertible debentures:

     - in whole at any time, or in part from time to time, on or after September 30, 2005;

     - at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or

     - at any time, and from time to time, to the extent of any convertible preferred securities we purchase, plus a proportionate amount of the common securities we hold.

     In addition, as long as the price of our common stock has been at least 125% of the conversion price of the convertible preferred securities for a period of 20 consecutive trading days ending within five days of the date of notice of redemption, we also have the option to redeem any or all of the outstanding convertible debentures prior to maturity in the following circumstances:

     - on or after December 31, 2003 but before December 31, 2004 upon payment of a redemption premium equal to 115% of the principal amount to be redeemed, plus any accrued and unpaid interest on the convertible debentures to the date of such redemption; and

     - on or after December 31, 2004 but before December 31, 2005, upon payment of a redemption premium equal to 110% of the principal amount to be redeemed, plus any accrued and unpaid interest on the convertible debentures to the date of such redemption.

     Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any convertible debentures, whether on December 31, 2030 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities, plus premium, if any, plus accumulated but unpaid distributions to the date of redemption. If less than all of the convertible debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of convertible preferred securities and common securities proportionately.

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

     Distribution of Convertible Debentures in Exchange for Convertible Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the convertible debentures to be distributed directly to the holders of trust securities in liquidation of the trust.

     After the liquidation date fixed for any distribution of convertible debentures in exchange for convertible preferred securities:

     - those trust securities will no longer be deemed to be outstanding;

     - certificates representing convertible debentures in a principal amount equal to the liquidation amount of those convertible preferred securities will be issued in exchange for the convertible preferred securities;

     - we will use our best efforts to list the convertible debentures on the Nasdaq National Market or a national exchange;

     - any certificates representing trust securities that are not surrendered for exchange will be deemed to represent convertible debentures with a principal amount equal to the liquidation amount of those convertible preferred securities, accruing interest at the rate provided for in the convertible debentures from the last distribution date on the convertible preferred securities;

     - all rights of the trust security holders other than the right to receive convertible debentures upon surrender of a certificate representing trust securities will terminate.

     We cannot assure you that the market prices for the convertible preferred securities or the convertible debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The convertible preferred securities that an investor may purchase, or the convertible debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the convertible preferred securities.

     Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the convertible debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price described above. If one of these events occurs and we do not elect to redeem the convertible debentures, or to dissolve the trust and cause the convertible debentures to be distributed to holders of the trust securities, then the convertible preferred securities will remain outstanding and additional interest may be payable on the convertible debentures.

     "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

     - interest payable by us on the convertible debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

     - the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the convertible debentures; or

     - the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

     "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company"

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

that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

     "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the convertible preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

     For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

     Redemption of Convertible Debentures in Exchange for Convertible Preferred Securities We Purchase. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem convertible debentures in exchange for any convertible preferred securities we may have purchased in the market. If we elect to surrender any convertible preferred securities beneficially owned by us in exchange for redemption of a like amount of convertible debentures, we will also surrender a proportionate amount of common securities in exchange for convertible debentures. Convertible preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own to redeem convertible debentures.

     The common securities we surrender will be in the same proportion to the convertible preferred securities we surrender as is the ratio of common securities purchased by us to the convertible preferred securities issued by the trust. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation convertible debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the convertible debentures redeemed in exchange will be cancelled.

     Redemption Procedures. Convertible preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the convertible debentures. Redemptions of the convertible preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the convertible debentures, interest will cease to accumulate on the convertible debentures called for redemption on and after the date of redemption.

     If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. If the convertible preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such convertible preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the convertible preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

     If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date
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

fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

     If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

     Payment of the redemption price on the convertible preferred securities and any distribution of convertible debentures to holders of convertible preferred securities will be made to the applicable recordholders as they appear on the register for the convertible preferred securities on the relevant record date. As long as the convertible preferred securities are represented by a global security, the record date will be the business day immediately preceding the redemption or liquidation date, as applicable.

     If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular convertible preferred securities to be redeemed will be selected by the property trustee from the outstanding convertible preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $10 or an integral multiple of $10 of the liquidation amount of the convertible preferred securities. The property trustee will promptly notify the registrar for the convertible preferred securities in writing of the convertible preferred securities selected for redemption and, in the case of any convertible preferred securities selected for partial redemption, the liquidation amount to be redeemed.

     Subject to applicable law, and if we are not exercising our right to defer interest payments on the convertible debentures, we may, at any time, purchase outstanding convertible preferred securities.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption price of, the convertible preferred securities and common securities will be made based on the liquidation amount of these securities except to the extent of any redemption premium on the convertible preferred securities as described on page 74. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding convertible preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding convertible preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the convertible preferred securities then due and payable.

     In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the convertible preferred securities and not on our behalf, and only the holders of the convertible preferred securities will have the right to direct the property trustee to act on their behalf.

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

LIQUIDATION DISTRIBUTION UPON TERMINATION

     We will have the right at any time to dissolve, wind-up or terminate the trust and cause convertible debentures to be distributed to the holders of the trust securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

     In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

     - our bankruptcy, dissolution or liquidation;

     - the distribution of a like amount of the convertible debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

     - redemption of all of the convertible preferred securities as described under "-- Redemption or Exchange -- Mandatory Redemption" on page 74,

     - the entry of a court order for the dissolution of the trust; or

     - the distribution of common stock upon conversion of all outstanding convertible preferred securities.

     With the exception of a redemption as described under "-- Redemption or Exchange -- Mandatory Redemption" on page 74, if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities, convertible debentures:

     - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

     - with an interest rate identical to the distribution rate on the trust securities; and

     - with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

     However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of convertible debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the convertible preferred securities. However, if an event of default under the indenture has occurred and is continuing, the convertible preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities" on page 77.

     Under current federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the convertible debentures should not be a taxable event to holders of the convertible preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the convertible preferred securities. If we do not elect to redeem the convertible debentures prior to maturity or to liquidate the trust and distribute the convertible debentures to holders of the convertible preferred securities, the convertible preferred securities will remain outstanding until the repayment of the convertible debentures. See "Certain Federal Income Tax Consequences" on page 100 for more information regarding a taxable distribution.

     If we elect to dissolve the trust and thus cause convertible debentures to be distributed to holders of the trust securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the convertible debentures.
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LIQUIDATION VALUE

     The amount of the liquidation distribution payable on the convertible preferred securities in the event of any liquidation of the trust is $10 per convertible preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of convertible debentures having a liquidation value and accrued interest of an equal amount.

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the trust agreement with respect to the convertible preferred securities:

     - the occurrence of an event of default under the indenture;

     - a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

     - a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

     - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding convertible preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

     - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

     Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the convertible preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. Southside and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

     If an event of default under the indenture has occurred and is continuing, the convertible preferred securities will have preference over the common securities upon termination of the trust. The existence of an event of default under the trust agreement does not entitle the holders of convertible preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the convertible debentures fail to accelerate the maturity thereof.

REMOVAL OF THE TRUSTEES

     Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding convertible preferred securities may remove the property trustee or the Delaware trustee. The holders of the convertible preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

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CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

     The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the convertible preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

     - the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the convertible preferred securities, or (b) substitutes for the convertible preferred securities other securities having substantially the same terms as the convertible preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the convertible preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

     - we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the convertible debentures;

     - the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the convertible preferred securities are then listed, if any;

     - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the convertible preferred securities (including any successor securities) in any material respect;

     - the successor entity has a purpose substantially identical to that of the trust;

     - prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the convertible preferred securities (including any successor securities) in any material respect, and (b) following the

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

       transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

     - we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the convertible debentures, the trust agreement and the expense agreement.

Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the convertible preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as described below and under "Description of the Guarantee -- Amendments" on page 95 and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the convertible preferred securities will have no voting rights.

     The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the convertible preferred securities, in the following circumstances:

     - with respect to acceptance of appointment by a successor trustee;

     - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

     - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

     With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

     As long as the property trustee holds any convertible debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding convertible preferred securities:

     - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the convertible debentures;

     - waive any past default that is waivable under the indenture;

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

     - exercise any right to rescind or annul a declaration that the principal of all the convertible debentures will be due and payable; or

     - consent to any amendment or termination of the indenture or the convertible debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected convertible debentures, no consent will be given by the property trustee without the prior consent of each holder of the convertible preferred securities.

The trustees may not revoke any action previously authorized or approved by a vote of the holders of the convertible preferred securities except by subsequent vote of the holders of the convertible preferred securities. The property trustee will notify each holder of convertible preferred securities of any notice of default with respect to the convertible debentures. In addition to obtaining the foregoing approvals of the holders of the convertible preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

     Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

     No vote or consent of the holders of convertible preferred securities will be required for the trust to redeem and cancel its convertible preferred securities in accordance with the trust agreement.

     Notwithstanding the fact that holders of convertible preferred securities are entitled to vote or consent under any of the circumstances described above, any of the convertible preferred securities that are owned by Southside, the trustees or any affiliate of Southside or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL CONVERTIBLE PREFERRED SECURITIES

     The convertible preferred securities will be represented by one or more global convertible preferred securities registered in the name of The Depository Trust Company, New York, New York (DTC), or its nominee. A global convertible preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global convertible preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the convertible preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, convertible preferred securities in definitive form will not be issued in exchange for the global convertible preferred securities.

     No global convertible preferred security may be exchanged for convertible preferred securities registered in the names of persons other than DTC or its nominee unless:

     - DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global convertible preferred security and we are unable to locate a qualified successor depositary;

     - we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

     - there shall have occurred and be continuing an event of default under the indenture.

     Any global convertible preferred security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in the names as DTC directs. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global convertible preferred security. If convertible preferred securities are issued in definitive form,

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

the convertible preferred securities will be in denominations of $10 and integral multiples of $10 and may be transferred or exchanged at the offices described below.

     Unless and until it is exchanged in whole or in part for the individual convertible preferred securities represented thereby, a global convertible preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

     Payments on global convertible preferred securities will be made to DTC, as the depositary for the global convertible preferred securities. If the convertible preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the convertible preferred securities will be registrable, and convertible preferred securities will be exchangeable for convertible preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the convertible preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" on page 98.

     Upon the issuance of one or more global convertible preferred securities, and the deposit of the global convertible preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual convertible preferred securities represented by the global convertible preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the convertible preferred securities. Ownership of beneficial interests in a global convertible preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global convertible preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global convertible preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global convertible preferred security.

     So long as DTC or another depositary, or its nominee, is the registered owner of the global convertible preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the convertible preferred securities represented by the global convertible preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global convertible preferred security will not be entitled to have any of the individual convertible preferred securities represented by the global convertible preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the convertible preferred securities in definitive form and will not be considered the owners or holders of the convertible preferred securities under the trust agreement.

     None of us, the property trustee, any paying agent or the securities registrar for the convertible preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global convertible preferred security representing the convertible preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global convertible preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global convertible preferred security as shown on the records of DTC or its
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

nominee. We also expect that payments by participants to owners of beneficial interests in the global convertible preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants.

PAYMENT AND PAYING AGENCY

     Payments in respect of the convertible preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the convertible preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the convertible preferred securities. The paying agent for the convertible preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the convertible preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the convertible preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

REGISTRAR, TRANSFER AGENT AND CONVERSION AGENT

     The property trustee will act as the registrar, the transfer agent and the conversion agent for the convertible preferred securities. Registration of transfers of convertible preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of convertible preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of convertible preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of convertible preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

     - the trust will not be deemed to be an "investment company" required to be registered under Investment Company Act;

     - the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

     - the convertible debentures will be treated as indebtedness of the Company for federal income tax purposes.

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

     In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

     The administrative trustees are required to use their best efforts to maintain the listing of the convertible preferred securities on the Nasdaq National Market or a national securities exchange, but this requirement will not prevent us from redeeming all or a portion of the convertible preferred securities in accordance with the trust agreement.

     Holders of the convertible preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

             DESCRIPTION OF THE CONVERTIBLE SUBORDINATED DEBENTURES

     Concurrently with the issuance of the convertible preferred securities, the trust will invest the proceeds from the sale of the trust securities in the convertible debentures issued by us. The convertible debentures will be issued as unsecured debt under the indenture between us and Wilmington Trust Company, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

     The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The convertible debentures will be limited in aggregate principal amount to $15,463,920, or $17,783,510 if the underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The convertible debentures will bear interest at the annual rate of 8.75% of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2000, to the person in whose name each convertible debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the convertible debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the convertible debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of 8.75%, compounded quarterly.

     The convertible debentures will mature on December 31, 2030, the stated maturity date. We may shorten this date once at any time to any date not earlier than December 31, 2005, subject to the prior approval of the Federal Reserve, if required.

     We will give notice to the indenture trustee and the holders of the convertible debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the convertible debentures from the trust until after December 31, 2005, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 75, has occurred, or
(b) we pay a specific redemption premium, provided that our common stock price exceeds the conversion price of the convertible preferred securities by at least 125% for a certain period of time, or (c) we repurchase convertible preferred securities in the market, in which case we can elect to redeem convertible debentures specifically in exchange for a like amount of convertible preferred securities owned by us plus a proportionate amount of common securities.

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

     The convertible debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future, and will be further subordinated to any debt of ours issued in connection with trust preferred securities intended to qualify for "Tier 1" capital treatment unless those debt securities are also convertible into our common stock. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the convertible debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The convertible debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of convertible debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "-- Subordination" on page 88.

     The indenture does not contain provisions that afford holders of the convertible debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the convertible debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the convertible debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the convertible debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of 8.75%, compounded quarterly. During an extension period, interest will continue to accrue and holders of convertible debentures, or the holders of convertible preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See
"-- Interest Income and Original Issue Discount" on page 101.

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);

     - make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the convertible debentures;

     - make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the convertible debentures (other than payments under the guarantee); or

     - redeem, purchase or acquire less than all of the convertible debentures or any of the convertible preferred securities.

     Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the convertible debentures.

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

     We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the convertible preferred securities, but in any event at least one business day prior to the record date.

     Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

     If the trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the convertible debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

REDEMPTION

     Subject to prior approval of the Federal Reserve, if required, we may redeem the convertible debentures prior to maturity without payment of premium:

     - on or after September 30, 2005, in whole at any time or in part from time to time; or

     - in whole at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

     - at any time, and from time to time, to the extent of any convertible preferred securities we purchase, plus a proportionate amount of the common securities we hold.

In each case, we will pay a redemption price equal to the accrued and unpaid interest on the convertible debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed convertible debentures.

     In certain circumstances, we may also redeem the convertible debentures prior to December 31, 2005 if we pay a redemption premium, as follows:

     - on or after December 31, 2003 but before December 31, 2004, for an amount equal to 115% of the principal amount to be redeemed, plus any accrued and unpaid interest on the convertible debentures to the date of such redemption; and

     - on or after December 31, 2004 but before December 31, 2005, for an amount equal to 110% of the principal amount to be redeemed, plus any accrued and unpaid interest on the convertible debentures to the date of such redemption.

Except in the special events described above, we will only have the right to redeem prior to December 31, 2005, if the price of our common stock has been at least 125% of the conversion price of the convertible preferred securities for a period of 20 consecutive business days ending within five days of the date of notice of redemption.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of convertible debentures to be redeemed at its registered address. Redemption of less than all outstanding convertible debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the convertible debentures, on and after the redemption date interest

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will no longer accrue on the convertible debentures or the portions of the convertible debentures called for redemption.

     The convertible debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described above in "-- Liquidation Distribution Upon Termination" on page 78, under certain circumstances and with the Federal Reserve's approval, convertible debentures may be distributed to the holders of the trust securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the convertible debentures on the Nasdaq National Market or other stock exchange or national quotation system on which the convertible preferred securities are then listed, if any. There can be no assurance as to the market price of any convertible debentures that may be distributed to the holders of convertible preferred securities.

RESTRICTIONS ON PAYMENTS

     We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the convertible debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

     If any of these events occur, we will not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);

     - make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the convertible debentures;

     - make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the convertible debentures (other than payments under the guarantee with respect to the convertible preferred securities); or

     - redeem, purchase or acquire less than all of the convertible debentures or any of the convertible preferred securities.

SUBORDINATION

     The convertible debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of Southside, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of convertible debentures will be entitled to receive or retain any payment in respect of the convertible debentures.

     If the maturity of any convertible debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the convertible debentures will be entitled to receive or retain any principal or interest payments on the convertible debentures.

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     No payments of principal or interest on the convertible debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

     The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

     - every obligation of the person for money borrowed;

     - every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

     - every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

     - every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

     - every capital lease obligation of the person; and

     - every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

     - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the convertible debentures or to other debt which is equal with, or subordinated to, the convertible debentures, including our 8.50% subordinated debentures due June 30, 2028, issued to Southside Capital Trust I;

     - any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the convertible debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

     - debt which constitutes subordinated debt.

     The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Except as described below, subordinated debt includes debt incurred on or prior to the date of the

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indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours. Subordinated debt will not be deemed to include:

     - any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the convertible debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

     - debt which constitutes senior debt; and

     - any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment, such as the approximately $20 million of 8.50% junior subordinated debentures due June 30, 2028 issued to Southside Capital Trust I.

     We expect from time to time to incur additional indebtedness, and there is no limitation under the indenture on the amount of indebtedness we may incur. We had no consolidated senior or subordinated debt at June 30, 2000.

CONVERSION OF CONVERTIBLE DEBENTURES

     The convertible debentures will be convertible into common stock at the option of the holders thereof at any time on or after December 31, 2000, and prior to 5 p.m. (Eastern time) on the business day immediately preceding the date of repayment of such convertible debentures, whether at stated maturity or upon redemption (either at the option of Southside or pursuant to a Tax Event, an Investment Company Event or a Capital Treatment Event), at the conversion ratio as adjusted, as applicable, as described under "-- Conversion Rights" on page 71. The trust will covenant not to convert convertible debentures held by it except pursuant to a notice of conversion delivered to the conversion agent by a holder of convertible preferred securities. Upon surrender of a convertible preferred security to the conversion agent for conversion, the trust will distribute $10 principal amount of the convertible debentures per convertible preferred security to the conversion agent on behalf of the holder of the convertible preferred securities so converted whereupon the conversion agent will convert such convertible debentures to common stock on behalf of such holder. Southside's delivery to the holders of the convertible debentures (through the conversion agent) of the fixed number of shares of common stock into which the debentures are convertible (together with the cash payment, if any, in lieu of fractional shares) will be deemed to satisfy our obligation to pay the principal amount of the convertible debentures so converted, and the accrued and unpaid interest thereupon attributable to the period from the last date to which interest has been paid or duly provided for; provided, however, that if any debentures are converted after a record date for payment of interest and on or before the related interest payment date, the interest payable on the related interest payment date with respect to such convertible debentures will be paid to the trust (which will distribute an equivalent amount to the holder of such convertible preferred security on the related record date) or other holder of convertible debentures, as the case may be, despite such conversion, and the holder of the convertible debentures must deliver an amount equal to the interest payable on the related interest payment date prior to receiving the shares of common stock; provided, further that if any convertible debentures are delivered for conversion during an extension period by a holder after receiving a notice of

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redemption from the property trustee, we will be required to pay to the trust or other holder of the converted debentures all accrued and unpaid interest, if any, on such convertible debentures through the date of conversion which amount will be simultaneously distributed to the holders of the convertible preferred securities, if any, in respect of which such convertible debentures were delivered. Except as provided above, neither the trust nor Southside will make, or be required to make, any payment, allowance or adjustment for accumulated and unpaid interest, whether or not in arrears, on the convertible debentures surrendered for conversion.

PAYMENT AND PAYING AGENTS

     Generally, payment of principal of and interest on the convertible debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the convertible debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the convertible debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on convertible debentures will be made to the person in whose name the convertible debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

     Any moneys deposited with the indenture trustee or any paying agent for the convertible debentures, or then held by us in trust, for the payment of the principal of or interest on the convertible debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on December 31 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the convertible debenture will thereafter look, as a general unsecured creditor, only to us for payment.

REGISTRAR AND TRANSFER AGENT

     The indenture trustee will act as the registrar and the transfer agent for the convertible debentures. Convertible debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the convertible debentures.

     If we redeem any of the convertible debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of, or exchange any convertible debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any convertible debentures so selected for redemption, except, in the case of any convertible debentures being redeemed in part, any portion not to be redeemed.

MODIFICATION OF INDENTURE

     We and the indenture trustee may, from time to time without the consent of the holders of the convertible debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the convertible debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount

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of the outstanding convertible debentures. However, without the consent of the holder of each outstanding convertible debenture affected by the proposed modification, no modification may:

     - extend the maturity date of the convertible debentures; or

     - reduce the principal amount or the rate or extend the time of payment of interest; or

     - reduce the percentage of principal amount of convertible debentures required to amend the indenture.

As long as any of the convertible preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the convertible debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the convertible preferred securities.

DEBENTURE EVENTS OF DEFAULT

     The indenture provides that any one or more of the following events with respect to the convertible debentures that has occurred and is continuing constitutes an event of default under the indenture:

     - our failure to pay any interest on the convertible debentures for 30 days after the due date, except where we have properly deferred the interest payment;

     - our failure to pay any principal on the convertible debentures when due whether at maturity, upon redemption or otherwise;

     - our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the convertible debentures; or

     - our bankruptcy, insolvency or reorganization or dissolution of the trust.

     The holders of a majority of the aggregate outstanding principal amount of the convertible debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the convertible debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the convertible debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the convertible debentures which has become due solely by the acceleration. Should the holders of the convertible debentures fail to annul the declaration and waive the default, the holders of at least 25% in aggregate liquidation amount of the convertible preferred securities will have this right.

     If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the convertible debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the convertible debentures.

     We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE CONVERTIBLE PREFERRED SECURITIES

     If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the convertible debentures on the date on which the

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payment is due and payable, then a holder of convertible preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the convertible preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

     The holders of the convertible preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the convertible debentures unless there has been an event of default under the trust agreement.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

     - if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the convertible debentures, and the ultimate parent entity of the successor entity expressly assumes our obligations under the guarantee, to the extent the convertible preferred securities are then outstanding;

     - immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

     - other conditions as prescribed in the indenture are met.

     Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "-- Mergers, Consolidations, Amalgamations or Replacements of the Trust" on page 80.

SATISFACTION AND DISCHARGE

     The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all convertible debentures not previously delivered to the indenture trustee for cancellation:

     - have become due and payable;

     - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the convertible debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

     We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

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GOVERNING LAW

     The indenture and the convertible debentures will be governed by and construed in accordance with Texas law.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of convertible debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     We have agreed, pursuant to the indenture, for so long as convertible preferred securities remain outstanding:

     - to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

     - not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

     - to use our reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of convertible debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

     - to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the convertible debentures; and

     - to fulfill all filing and reporting obligations under the Securities Exchange Act, as applicable, to a company having a class of securities registered under that Act.

                          DESCRIPTION OF THE GUARANTEE

     The guarantee agreement will be executed and delivered by us concurrently with the issuance of the convertible preferred securities for the benefit of the holders of the convertible preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the convertible preferred securities. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the convertible preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

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     The following payments with respect to the convertible preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

     - any accumulated and unpaid distributions required to be paid on the convertible preferred securities;

     - with respect to any convertible preferred securities called for redemption, the redemption price; and

     - upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of convertible debentures to the holders of convertible preferred securities), the lesser of:

      (a) the amount of the liquidation distribution; and

      (b) the amount of assets of the trust remaining available for distribution to holders of convertible preferred securities in liquidation of the trust.

     We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the convertible preferred securities, or by causing the trust to pay the amounts to the holders.

     The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the convertible debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the convertible preferred securities.

STATUS OF THE GUARANTEE

     The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the convertible debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

     The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of convertible preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

     The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the convertible debentures to the holders of the convertible preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

AMENDMENTS

     Except with respect to any changes that do not materially adversely affect the rights of holders of the convertible preferred securities, in which case no vote will be required, the guarantee may not be amended without the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding convertible preferred securities.

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EVENTS OF DEFAULT; REMEDIES

     An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the convertible preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

     Any holder of convertible preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

     We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

TERMINATION OF THE GUARANTEE

     The guarantee will terminate and be of no further force and effect upon:

     - full payment of the redemption price of the convertible preferred securities;

     - full payment of the amounts payable upon liquidation of the trust; or

     - distribution of the convertible debentures to the holders of the convertible preferred securities.

     If at any time any holder of the convertible preferred securities must restore payment of any sums paid under the convertible preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any convertible preferred securities, as the case may be, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

EXPENSE AGREEMENT

     We will, pursuant to the Agreement as to Expenses and Liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the convertible preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the convertible preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

GOVERNING LAW

     Each guarantee will be governed by Texas law.

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            RELATIONSHIP AMONG THE CONVERTIBLE PREFERRED SECURITIES,
                  THE CONVERTIBLE DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the convertible preferred securities to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the convertible debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on convertible preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the convertible preferred securities.

     If and to the extent that we do not make payments on the convertible debentures, the trust will not pay distributions or other amounts due on the convertible preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of convertible preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the convertible debentures, these payments will be sufficient to cover distributions and other payments due on the convertible preferred securities primarily because:

     - the aggregate principal amount of the convertible debentures, will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

     - the interest rate and interest and other payment dates on the convertible debentures will match the distribution rate and distribution and other payment dates for the or convertible preferred securities;

     - we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the convertible preferred securities, the amounts due to the holders pursuant to the terms of the convertible preferred securities; and

     - the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

ENFORCEMENT RIGHTS OF HOLDERS OF CONVERTIBLE PREFERRED SECURITIES

     A holder of any convertible preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indentures provide that no payments may be made in respect of the convertible debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the convertible debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF THE TRUST

     The convertible preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds

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thereof in the convertible debentures, and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a convertible preferred security and the rights of a holder of a convertible debenture is that a holder of a convertible debenture is entitled to receive from us the principal amount of and interest accrued on convertible debentures held, while a holder of convertible preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the convertible debentures, the holders of the convertible preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash.

     Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the convertible debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the convertible preferred securities the amounts due to the holders pursuant to the terms of the convertible preferred securities, the positions of a holder of the convertible preferred securities, and a holder of convertible debentures, relative to our other creditors and to our shareholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                              BOOK-ENTRY ISSUANCE

GENERAL

     DTC will act as securities depositary for the convertible preferred securities and may act as securities depositary for all of the convertible debentures in the event of the distribution of the convertible debentures to the holders of the convertible preferred securities. Except as described below, the convertible preferred securities will be issued only as registered securities in the name of Cede & Co. (DTC's nominee). One or more global preferred securities will be issued for the convertible preferred securities and will be deposited with DTC.

     DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of convertible preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the convertible preferred securities on DTC's records. The ownership interest of each actual purchaser of each convertible preferred security ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written
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confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased convertible preferred securities. Transfers of ownership interests in the convertible preferred securities, are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in convertible preferred securities, except if use of the book-entry-only system for the convertible preferred securities is discontinued.

     DTC will have no knowledge of the actual beneficial owners of the convertible preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the convertible preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trusts assume no responsibility for the accuracy thereof. Neither we nor the trusts have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the convertible preferred securities. If less than all of the convertible preferred securities, are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

     Although voting with respect to the convertible preferred securities is limited to the holders of record of the convertible preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the convertible preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the convertible preferred securities are credited on the record date.

DISTRIBUTION OF FUNDS

     The property trustee will make distribution payments on the convertible preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

SUCCESSOR DEPOSITARIES AND TERMINATION OF BOOK-ENTRY SYSTEM

     DTC may discontinue providing its services with respect to any of the convertible preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the convertible preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of the convertible preferred securities may determine to discontinue the system of

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

book-entry transfers through DTC. In these events, definitive certificates for the convertible preferred securities will be printed and delivered.

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in our Articles of Incorporation and our By-laws, as amended to date.

AUTHORIZATION

     Our Articles of Incorporation authorize us to issue one class of capital stock to be designated common stock. We are authorized to issue 20,000,000 shares of common stock at a par value of $1.25 per share.

OUTSTANDING SHARES

     As of August 31, 2000, there were 7,239,482 shares of common stock outstanding.

DIVIDEND RIGHTS

     Holders of the common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor, and to receive pro rata any assets distributable to holders of the common stock upon liquidation of Southside.

VOTING RIGHTS

     Holders of our common stock are entitled to vote for the election of directors and upon all other matters which may be submitted to a vote of the shareholders generally. Each share entitles its holder to one vote in the election of directors as well as all other matters to be voted on by shareholders. However, holders of our common stock are not entitled to cumulate their votes in the election of directors. Furthermore, holders of our common stock do not have preemptive rights to purchase any securities under our Articles of Incorporation.

ASSESSMENT AND REDEMPTION

     Our common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and non-assessable.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following summary of the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of convertible preferred securities insofar as it relates to matters of law and legal conclusions, represents the opinion of Jenkens & Gilchrist, a Professional Corporation, special tax counsel to Southside. The conclusions expressed herein are based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

     The authorities on which this summary is based are subject to various interpretations and the opinions of tax counsel are not binding on the Internal Revenue Service or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the Internal Revenue Service with respect to the transactions described herein. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the opinions expressed herein or that a court would not sustain such a

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

challenge. Nevertheless, tax counsel has advised that it is of the view that, if challenged, the opinions expressed herein would be sustained by a court.

     Unless otherwise stated, this summary deals only with convertible preferred securities held as capital assets by United States Persons (defined below) who purchase the convertible preferred securities upon original issuance at their original offering price. As used herein, a "United States Person" means a person that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is includible in its gross income for federal income tax purposes without regard to its source, or trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and
(b) one or more United States trustees have the authority to control all substantial decisions of the trust or (iv) a person whose worldwide income or gain is subject to United States federal income taxation on a net income basis. The tax treatment of holders may vary depending on their particular situation. This summary does not address all the tax consequences that may be relevant to a particular holder or to holders who may be subject to special tax treatment, such as banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, persons holding convertible preferred securities as part of a straddle, a "synthetic security," or as part of a hedging or conversion transaction, or, except to the extent described below in "-- United States Alien Holders," foreign taxpayers. In addition, this summary does not include any description of any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to a holder of convertible preferred securities.

CLASSIFICATION OF TRUST AND THE CONVERTIBLE DEBENTURES

     In the opinion of tax counsel, under current law and assuming compliance with the terms of the trust agreement, (i) the trust will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes, and (ii) the convertible debentures will be classified as indebtedness of the Company. Accordingly, for United States federal income tax purposes, each holder of the convertible preferred securities will be treated as owning an undivided beneficial interest in the convertible debentures held by the trust. As a result, each holder will be required to include in its gross income its pro rata share of the interest income or original issue discount that is paid or accrued on the convertible debentures. See "-- Interest Income and Original Issue Discount" below. This opinion is based in part upon certain factual assumptions and upon certain factual representations made by the Company, which representations tax counsel has relied upon and assumed to be true, correct and complete. If such representations are inaccurate, this opinion could be adversely affected.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Under applicable Treasury regulations, debt instruments such as the subordinated debentures which are issued at face value will not be considered issued with original issue discount, even if their issuer can defer payment of interest, if the likelihood of any deferral is remote. Under the regulations, the convertible debentures will not be considered to have been issued with original issue discount. In such a case, stated interest on the convertible debentures generally will be included in income by a holder as ordinary income at the time such interest income is paid or accrued in accordance with such holder's regular method of tax accounting.

     The regulations have not yet been addressed in any rulings or other interpretations by the Internal Revenue Service, and the Internal Revenue Service could take the position that the likelihood of deferral of interest payments is not remote. If the Internal Revenue Service were to assert successfully that the stated interest on the convertible debentures was original issue discount regardless of whether we exercise our right to defer payments of interest on such debentures or, we exercise our right to defer payments of interest on the convertible debentures, the convertible debentures will be treated as issued with original issue discount at such time, and a holder would thereafter be required to include the original issue discount on the convertible debentures in ordinary income on a daily economic accrual basis, regardless of the holder's method of tax accounting and in advance of receipt of the cash attributable to such interest
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income. If we were to exercise our option to defer the payment of stated
interest on the convertible debentures, a holder would be required to include original issue discount in gross income during an extension period even though we would not make actual cash payments during such extension period. Under the original issue discount economic accrual rules, a holder would accrue an amount of interest income each year that approximates the stated interest payments called for under the debentures, and actual cash payments of interest on the debentures would not be reported separately as taxable income.

     Because income on the convertible preferred securities will constitute interest income for United States federal income tax purposes, corporate holders of convertible preferred securities will not be entitled to a dividends-received deduction in respect of such income.

DISTRIBUTION OF THE CONVERTIBLE DEBENTURES TO HOLDERS OF THE CONVERTIBLE PREFERRED SECURITIES UPON TERMINATION OF THE TRUST

     Under current United States federal income tax law, a distribution by the trust of the convertible debentures as described under the caption "Description of the Convertible Preferred Securities -- Liquidation Distribution Upon Termination" on page 78 will be nontaxable to the holders and will result in a holder receiving a pro rata share of the convertible debentures held by the Trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such holder had in the convertible preferred securities before such distribution. A holder will account for interest in respect of the convertible debentures received from the trust in the manner described above under "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount," on page 101 including any accrual of original issue discount (if any) attributed to the convertible debentures upon the distribution.

SALES OR REDEMPTION OF THE CONVERTIBLE PREFERRED SECURITIES

     Gain or loss will be recognized by a holder on the sale of convertible preferred securities (including a redemption for cash or other consideration) in an amount equal to the difference between the amount realized on the sale (or redemption) and the holder's adjusted tax basis in the convertible preferred securities sold or redeemed. A holder's adjusted tax basis in the convertible preferred securities generally will be the holder's initial purchase price increased by original issue discount (if any) previously includible in such holder's gross income to the date of disposition and decreased by payments received (other than payments of stated interest that are not treated as original issue discount) on the convertible preferred securities. Gain or loss recognized by a holder on convertible preferred securities held for more than one year will generally be taxable as long-term capital gain or loss. Convertible preferred securities constituting a capital asset which are acquired by an individual and held for more than 12 months are accorded a maximum United States federal capital gains tax rate of 20% (or a rate of 10%, if the individual taxpayer is in the 15% tax bracket). Effective in 2001, the 20% rate drops to 18% (and the 10% rate drops to 8%) for capital assets acquired after the year 2000 and held more than five years; however, the requirement that the capital asset be acquired after the year 2000 does not apply to the 8% rate. For corporate holders, capital gain will be subject to tax at the ordinary income tax rates applicable to corporations.

     The convertible preferred securities might trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of such holder's convertible preferred securities between record dates for payments of distributions (and consequently does not receive a distribution from the trust for the period prior to such disposition) will nevertheless be required to include in income as ordinary income accrued but unpaid interest on the convertible debentures through the date of disposition and to add such amount to its adjusted tax basis in its convertible preferred securities disposed of. Such holder will recognize a capital loss on the disposition of its convertible preferred securities to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) is less than the holder's adjusted tax basis in the convertible preferred securities (which would include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

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CONVERSION OF CONVERTIBLE PREFERRED SECURITIES

     A holder of convertible preferred securities generally will not recognize income, gain or loss upon the conversion of its convertible preferred securities into our common stock. A holder will, however, recognize gain upon the receipt of cash in lieu of a fractional share of common stock equal to the amount of cash received less the holder's tax basis in such fractional share. A holder's tax basis in the common stock received upon exchange and conversion should generally be equal to the holder's tax basis in the convertible preferred securities delivered to the conversion agent for exchange less the basis allocated to any fractional share for which cash is received, and a holder's holding period in the common stock received upon exchange and conversion will generally begin on the date that the holder acquired the convertible preferred securities delivered to the conversion agent for exchange.

ADJUSTMENT OF CONVERSION RATIO

     Treasury regulations promulgated under Section 305 of the Internal Revenue Code would treat holders of convertible preferred securities as having received a constructive distribution from us in the event that the conversion ratio of the convertible debentures were adjusted if (1) as a result of such adjustment, the proportionate interest (measured by the quantum of common stock into or for which the convertible debentures are convertible or exchangeable) of the holders of the convertible preferred securities in the assets or earnings and profits of Southside were increased, and (2) the adjustment was not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment of the conversion ratio would not be considered made pursuant to such a formula if the adjustment was made to compensate for certain taxable distributions with respect to the common stock. Thus, under certain circumstances, an increase in the conversion ratio for the holders may result in deemed dividend income to holders to the extent of the increase to their proportionate share of the current or accumulated earnings and profits or assets of Southside. Holders of the convertible preferred securities would be required to include their allocable share of such deemed dividend income in gross income but would not receive any cash related thereto.

OWNERSHIP OF COMMON STOCK

     Distributions received by holders of common stock in respect of such common stock (other than certain distributions of additional shares of common stock or rights to acquire additional shares of common stock) will be treated as ordinary dividend income to such holders to the extent such distributions are considered to be paid by us out of our current or accumulated earnings and profits, as determined under federal income tax principles. Corporate holders of common stock may be entitled to a "dividends-received deduction" with respect to such dividends.

     To the extent that any such distribution exceeds our current or accumulated earnings and profit, such distribution will be treated, first, as a tax-free return of capital to a holder of common stock to the extent of such holder's adjusted tax basis in the common stock and, thereafter, as capital gain.

     Distributions of additional shares of common stock, or rights to acquire additional shares of common stock, that are received as part of a pro rata distribution of such shares, or rights to acquire such shares, to all our shareholders generally should not be subject to federal income tax. The tax basis of such new shares or rights generally will be determined by allocating the shareholder's adjusted tax basis in the "old" shares of common stock between such "old" shares and the new shares or rights received by such shareholder, based upon their relative fair market values on the date of the distribution.

     A holder of common stock generally will recognize gain or loss on a sale or other taxable disposition of common stock equal to the difference between the amount realized by the shareholder on such sale or disposition and the shareholder's adjusted tax basis in such common stock. Such gain or loss generally will be capital gain or loss and generally will be considered long-term capital gain or loss if the holder had held such common stock for more than one year immediately prior to such sale or disposition.

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EFFECT OF POSSIBLE CHANGES IN TAX LAWS

     Congress and the Clinton Administration have considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures.

     In addition, in a case filed in the U.S. Tax Court, Enron Corp. v. Commissioner, Tax Court Docket No. 6149-98, the Internal Revenue Service challenged the deductibility for federal income tax purposes of interest paid on securities which are similar, but not identical to, the convertible preferred securities. The parties filed a stipulation of settled issues, a portion of which stipulated there shall be no adjustment for the interest deducted by the taxpayer with respect to the securities. The Internal Revenue Service may also challenge the deductibility of interest paid on the convertible debentures, which, if such challenge were litigated resulting in the Internal Revenue Service's position being sustained, would trigger a Tax Event and possibly a redemption of the preferred securities.

     Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve, if then required, to cause a redemption of the preferred securities before, as well as after, December 31, 2005. See "Description of the Convertible Subordinated Debentures -- Redemption" on page 87 and "Description of the Convertible Preferred Securities of the Trust -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" on page 75.

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, a foreign estate or a foreign trust. A "United States Alien Holder" does not include, however, any person whose income or gain in respect of the convertible preferred securities is effectively connected with the conduct of a United States trade or business.

     Under current United States federal income tax law payments by the trust or any of its paying agents to any holder who or which is a United States Alien Holder will not be subject to United States federal withholding tax, provided that (a) the holder does not actually or constructively (as determined under certain attribution rules prescribed by the Internal Revenue Code) own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the holder is not a controlled foreign corporation that is related to the Company through stock ownership, (c) the holder is not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code, and (d) either (A) the holder certifies to the Trust or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the convertible preferred securities in such capacity, certifies to the Trust or its agent, under penalties of perjury, that such statement has been received from the holder by it or by a Financial Institution holding such security for the holder and furnishes the Trust or its agent with a copy thereof. Recently issued Treasury regulations provide alternative methods for satisfying the identification and certification requirements described in the preceding sentence. These regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. United States Alien Holders are urged to consult their tax advisors about these new regulations.

     A United States Alien Holder of convertible preferred securities generally will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of convertible preferred securities. In the case of a United States Alien Holder who is an individual, however, gain
                                       104
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realized on the disposition of convertible preferred securities may be subject to United States federal income tax if (i) such individual is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and (ii) either (A) such individual has a "tax home" in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such individual in the United States.

INFORMATION REPORTING TO HOLDERS

     The amount of interest paid or original issue discount accrued on the convertible preferred securities will be reported to holders and the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders by January 31 following each calendar year.

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, convertible preferred securities may be subject to a "backup" withholding tax of 31% unless the holder complies with certain certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax, provided the required information is provided to the Internal Revenue Service on a timely basis.

     The federal income tax discussion set forth above is included for general information purposes only and may not be applicable depending on a prospective investor's particular situation. prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the convertible preferred securities or the distribution to them of the debentures, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in united states federal or other tax laws.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase convertible preferred securities, subject to the investing fiduciary's determination that the investment in convertible preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

     We and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities and convertible preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the convertible preferred securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire convertible preferred securities unless the convertible preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or Section 4975 of the Internal Revenue Code proposing to acquire convertible preferred securities should consult with their own counsel.

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                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among Southside, the trust and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated is acting as representative, the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of convertible preferred securities, in the amounts set forth below opposite their respective names.

                                                                    NUMBER OF
                                                                   CONVERTIBLE
UNDERWRITERS                                                   PREFERRED SECURITIES
------------                                                   --------------------
Stifel, Nicolaus & Company, Incorporated....................        1,160,000
Advest, Inc. ...............................................           20,000
Dain Rauscher Incorporated..................................           20,000
D.A. Davidson & Co .........................................           20,000
Fahnestock & Co. Inc. ......................................           20,000
First Southwest Company.....................................           20,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................           20,000
Howe Barnes Investments, Inc. ..............................           20,000
McDonald Investments Inc. ..................................           20,000
Morgan Keegan & Company, Inc. ..............................           20,000
Ormes Capital Markets, Inc. ................................           20,000
Sandler O'Neill & Partners, L.P. ...........................           20,000
Southwest Securities, Inc. .................................           20,000
Sterne Agee & Leach, Inc. ..................................           20,000
Blaylock & Partners, L.P. ..................................           10,000
Hoak Breedlove Wesneski & Co. ..............................           10,000
Nutmeg Securities, Ltd. ....................................           10,000
Redwine & Company, Inc. ....................................           10,000
Security Investment Company of Kansas City..................           10,000
Service Asset Management Company............................           10,000
Smith, Moore & Co. .........................................           10,000
Wunderlich Securities, Inc. ................................           10,000
                                                                    ---------
          Total.............................................        1,500,000
                                                                    =========

     In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel and to various other conditions. Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the convertible preferred securities if any are taken.

     The underwriters propose to offer the convertible preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $0.20 per convertible preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per convertible preferred security to certain brokers and dealers. After the convertible preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriter.

     The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 225,000 additional convertible preferred securities at the same price per security to be paid by the underwriters for the other securities being offered. If the underwriters purchase any of the additional securities under the applicable option, each underwriter will be committed to purchase the additional securities in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the convertible preferred securities being offered.

     If the underwriters exercise their option to purchase additional convertible preferred securities, the trust will issue and sell to us additional common securities and we will issue and sell to the trust additional convertible debentures in an aggregate principal amount equal to the total aggregate liquidation amount of the additional convertible preferred securities being purchased under the option and the additional common securities sold to us.

     The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by the trust, as shown in the table below, do not reflect estimated expenses of $375,000 payable by Southside.

                                                              PER CONVERTIBLE
                                                                 PREFERRED
                                                                 SECURITY          TOTAL
                                                              ---------------   -----------
Public Offering Price.......................................      $10.00        $15,000,000
Proceeds to Southside Capital Trust II......................      $10.00        $15,000,000

     In view of the fact that the proceeds of the sale of the convertible preferred securities will be used by the trust to purchase the convertible debentures from us, we have agreed to pay the underwriter $0.45 per convertible preferred security, or a total of $675,000, as compensation for arranging the investment in the convertible debentures. Should the underwriters exercise the over-allotment option, an aggregate of $776,250 will be paid to the underwriters for arranging the investment in the convertible debentures.

     The offering of the convertible preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the convertible preferred securities.

     Southside and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

     The convertible preferred securities have been approved for inclusion on the Nasdaq National Market, and trading is expected to commence on or prior to delivery of the securities. The representative has advised the trust that it presently intends to make a market in the securities after the commencement of trading on the Nasdaq National Market, but no assurances can be made as to the liquidity of the securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among representatives of Southside and the underwriters, and the offering price of the securities may not be indicative of the market price following the offering. The representative will have no obligation to make a market in the securities, however, and may cease market-making activities, if commenced, at any time.

     In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the securities during and after the offering, such as the following:

     - the underwriters may over-allot or otherwise create a short position in the securities for their own account by selling more securities than have been sold to them;

     - the underwriters may elect to cover any short position by purchasing securities in the open market or by exercising the over-allotment option;

     - the underwriters may stabilize or maintain the price of the securities by bidding;

     - the underwriters may engage in passive market making transactions; and

     - the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

     The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, some underwriters who are qualified market makers in the Nasdaq National Market may engage in passive market making transactions in our common stock in the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making may occur during the five business days before the pricing of this offering, before the commencement of offers or sales of the convertible preferred securities. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     Because the National Association of Securities Dealers, Inc. may view the convertible preferred securities as interests in a direct participation program, the offer and sale of the securities is being made in compliance with the provisions of Rule 2810 under the National Association of Security Dealers Conduct Rules. The underwriters have advised us that they will not make any sales to any accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

     Subject to certain exceptions, we and our executive officers and directors have agreed not to sell or otherwise dispose of any securities similar to those offered by this prospectus, or any of our shares of common stock or our other securities convertible into common stock, or permit the registration of any shares of our common stock, for a period of 90 days after the date of this prospectus (other than securities sold pursuant to this prospectus) without the prior written consent of Stifel, Nicolaus & Company, Incorporated.

     Certain of the underwriters and their affiliates have, from time to time, performed investment banking and other services for us and our affiliates in the ordinary course of business and have received fees from us for their services.

                                 LEGAL MATTERS

     Certain matters of Delaware law relating to the validity of the convertible preferred securities, the enforceability of the trust agreement and the creation of the trust will be passed upon by Richards, Layton & Finger, special Delaware counsel to Southside and the trust. The validity of the guarantee, the convertible debentures and the common stock to be issued by us upon conversion of the convertible debentures will be passed upon for Southside by Jenkens & Gilchrist. Certain legal matters will be passed upon for the underwriters by Lewis, Rice & Fingersh, L.C. Certain matters relating to the federal income tax considerations will be passed upon for us by Jenkens & Gilchrist.

                                    EXPERTS

     The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         WHERE CAN YOU FIND INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. Our reports, proxy statements and other information is available to the public on the Internet at the website of the SEC located at http://www.sec.gov. You can also inspect and copy this information at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 75 Park Place, Room 1400, New York, New York 10007 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

     We and the trust have filed with the SEC a registration statement on Form S-2 of which this prospectus is a part, under the Securities Act of 1933, as amended, for the convertible preferred securities, the convertible debentures, the guarantee, and the common stock to be issued by us upon conversion of the convertible debentures. This prospectus does not contain all of the information set forth in the registration statement. Certain documents filed by us with the SEC have been incorporated in this prospectus by reference. See "Documents Incorporated by Reference" at page 109. For further information about us, the trust, the convertible preferred securities, the convertible debentures, and the common stock to be issued by us upon conversion of the convertible debentures, please review the registration statement, including the exhibits and the documents incorporated by reference. The registration statement may be inspected for free at the principal office of the SEC in Washington, D.C., and copies of all or part of it may be obtained from the SEC by paying the prescribed fees.

     No separate financial statements of the trust have been included in this prospectus. We do not consider that these financial statements would be material to holders of convertible preferred securities because (i) all of the voting securities of the trust will be owned by us, a reporting company under the Exchange Act, (ii) the trust has no independent operations other than the sole purpose of issuing securities representing undivided beneficial interests in the assets of the trust and investing the proceeds thereof in convertible debentures issued by us and (iii) our obligations to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the trust under the indenture and pursuant to the trust agreement, the guarantee, the convertible debentures and the expense agreement, taken together, constitute a full and unconditional guarantee of payments due on the convertible preferred securities.

     The trust is not currently subject to the information reporting requirements of the Exchange Act and we do not expect that the trust will file reports, proxy statements or other information under the Exchange Act with the SEC.

                      DOCUMENTS INCORPORATED BY REFERENCE

     We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

          (a) our Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 14, 2000;

          (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the SEC on May 11, 2000; and

          (c) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC on August 11, 2000.

     We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

     You may request, and we will provide, a copy of these filings at no cost by writing or calling Lee Gibson, our Executive Vice President at Southside Bancshares, Inc., 1201 S. Beckham, Tyler, Texas 75701, (903) 531-7111.

                         INDEX TO FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheet (unaudited) -- June 30, 2000.....  F-2
Consolidated Statements of Income (unaudited) -- six months
  ended June 30, 2000 and 1999..............................  F-3
Consolidated Statements of Shareholder's Equity
  (unaudited) -- six months ended June 30, 2000.............  F-4
Consolidated Statements of Cash Flow (unaudited) -- six
  months ended June 30, 2000 and 1999.......................  F-5
Notes to Consolidated Financial Statements
  (unaudited) -- six months ended June 30, 2000.............  F-7
Report of Independent Accountants...........................  F-9
Consolidated Balance Sheets -- December 31, 1999 and 1998...  F-10
Consolidated Statements of Income -- years ended December
  31, 1999, 1998 and 1997...................................  F-11
Consolidated Statements of Shareholders' Equity -- years
  ended December 31, 1999, 1998 and 1997....................  F-12
Consolidated Statements of Cash Flow -- years ended December
  31, 1999, 1998 and 1997...................................  F-14
Notes to Consolidated Financial Statements -- December 31,
  1999, 1998 and 1997.......................................  F-16

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               JUNE 30,     DECEMBER 31,
                                                                 2000           1999
                                                              ----------    ------------
                                         ASSETS
Cash and due from banks.....................................  $   33,898     $   41,131
                                                              ----------     ----------
  Cash and cash equivalents.................................      33,898         41,131
Investment securities:
  Available for sale........................................      62,472         96,244
  Held to maturity..........................................     111,850         86,208
                                                              ----------     ----------
          Total Investment securities.......................     174,322        182,452
Mortgage-backed and related securities:
  Available for sale........................................     223,970        273,676
  Held to maturity..........................................     144,983         73,898
                                                              ----------     ----------
          Total Mortgage-backed securities..................     368,953        347,574
Marketable equity securities:
  Available for sale........................................      19,344         18,543
Loans:
  Loans, net of unearned discount...........................     429,210        387,446
  Less: Reserve for loan losses.............................      (5,085)        (4,575)
                                                              ----------     ----------
     Net Loans..............................................     424,125        382,871
Premises and equipment, net.................................      21,695         21,306
Interest receivable.........................................       8,256          7,563
Deferred tax asset..........................................       5,559          6,244
Other assets................................................       6,630          4,881
                                                              ----------     ----------
          TOTAL ASSETS......................................  $1,062,782     $1,012,565
                                                              ==========     ==========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest bearing.......................................  $  145,699     $  150,629
  Interest bearing..........................................     496,541        436,915
                                                              ----------     ----------
          Total Deposits....................................     642,240        587,544
Short-term obligations:
  Federal funds purchased...................................      10,275             75
  FHLB Dallas advances......................................     144,008        181,222
  Other obligations.........................................       2,346          4,744
                                                              ----------     ----------
          Total Short-term obligations......................     156,629        186,041
Long-term obligations:
  FHLB Dallas advances......................................     192,244        174,704
  Guaranteed Preferred Beneficial Interest in the Company's
     Junior Subordinated Debentures.........................      20,000         20,000
                                                              ----------     ----------
          Total Long-term obligations.......................     212,244        194,704
Other liabilities...........................................       8,863          6,604
                                                              ----------     ----------
          TOTAL LIABILITIES.................................   1,019,976        974,893
                                                              ----------     ----------
Shareholders' equity:
  Common stock: ($1.25 par, 20,000,000 shares authorized,
     7,824,034 and 7,798,332 shares issued and
     outstanding)...........................................       9,780          9,748
  Paid-in capital...........................................      27,640         27,472
  Retained earnings.........................................      18,767         14,583
  Treasury stock (583,552 and 512,502 shares at cost).......      (5,170)        (4,544)
  Accumulated other comprehensive loss......................      (8,211)        (9,587)
                                                              ----------     ----------
          TOTAL SHAREHOLDERS' EQUITY........................      42,806         37,672
                                                              ----------     ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $1,062,782     $1,012,565
                                                              ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 SIX MONTHS ENDED
                                                      QUARTER ENDED JUNE 30,         JUNE 30,
                                                      ----------------------    ------------------
                                                        2000         1999        2000       1999
                                                      ---------    ---------    -------    -------
Interest income
  Loans.............................................   $ 8,655      $ 6,821     $16,802    $13,480
  Investment securities.............................     2,653        2,263       5,376      4,132
  Mortgage-backed and related securities............     6,542        5,195      12,818     10,061
  Other interest earning assets.....................       663          363       1,050        573
                                                       -------      -------     -------    -------
          Total interest income.....................    18,513       14,642      36,046     28,246
Interest expense
  Time and savings deposits.........................     5,601        4,029      10,412      7,992
  Short-term obligations............................     2,444        1,987       4,987      3,573
  Long-term obligations.............................     2,917        2,755       5,693      5,461
                                                       -------      -------     -------    -------
          Total interest expense....................    10,962        8,771      21,092     17,026
                                                       -------      -------     -------    -------
Net interest income.................................     7,551        5,871      14,954     11,220
Provision for loan losses...........................       378          328         783        653
                                                       -------      -------     -------    -------
Net interest income after provision for loan
  losses............................................     7,173        5,543      14,171     10,567
                                                       -------      -------     -------    -------
Noninterest income
  Deposit services..................................     2,043        1,702       4,006      3,151
  (Loss) gain on sales of securities available for
     sale...........................................      (186)          74        (459)       304
  Other.............................................       661          509       1,163      1,054
                                                       -------      -------     -------    -------
          Total noninterest income..................     2,518        2,285       4,710      4,509
                                                       -------      -------     -------    -------
Noninterest expense
  Salaries and employee benefits....................     3,965        3,354       7,623      6,549
  Net occupancy expense.............................       784          684       1,557      1,360
  Equipment expense.................................       157          109         311        219
  Advertising, travel & entertainment...............       441          360         781        634
  Supplies..........................................       133          120         281        246
  Postage...........................................       106           98         201        191
  Other.............................................       922          898       1,776      1,744
                                                       -------      -------     -------    -------
          Total noninterest expense.................     6,508        5,623      12,530     10,943
                                                       -------      -------     -------    -------
Income before federal tax expense...................     3,183        2,205       6,351      4,133
Provision for federal tax expense...................       714          441       1,440        764
                                                       -------      -------     -------    -------
Net Income..........................................   $ 2,469      $ 1,764     $ 4,911    $ 3,369
                                                       =======      =======     =======    =======
Earnings Per Common Share -- Basic..................   $   .34      $   .24     $   .68    $   .46
                                                       =======      =======     =======    =======
Earnings Per Common Share -- Diluted................   $   .33      $   .24     $   .66    $   .45
                                                       =======      =======     =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                       ACCUMULATED
                                                                                          OTHER
                                    COMPRE-                                              COMPRE-       TOTAL
                                    HENSIVE                                              HENSIVE       SHARE-
                                    INCOME    COMMON   PAID IN   RETAINED   TREASURY     INCOME       HOLDERS'
                                    (LOSS)    STOCK    CAPITAL   EARNINGS    STOCK       (LOSS)        EQUITY
                                    -------   ------   -------   --------   --------   -----------    --------
Balance at December 31, 1999......            $9,748   $27,472   $14,583    $(4,544)     $(9,587)     $37,672
Net Income........................  $ 4,911                        4,911                                4,911
Other comprehensive income, net of
  tax Unrealized gains on
  securities, net of
  reclassification adjustment (see
  disclosure).....................    1,376                                                1,376        1,376
                                    -------
Comprehensive income..............  $ 6,287
                                    =======
Common stock issued (25,702
  shares).........................                32       164                                            196
Dividends paid on common stock....                                  (727)                                (727)
Purchase of 71,050 shares of
  Treasury stock..................                                             (626)                     (626)
FAS 109 -- Incentive Stock
  Options.........................                           4                                              4
                                              ------   -------   -------    -------      -------      -------
Balance at June 30, 2000..........            $9,780   $27,640   $18,767    $(5,170)     $(8,211)     $42,806
                                              ======   =======   =======    =======      =======      =======
Disclosure of reclassification
  amount:
Unrealized holding gains arising
  during period...................  $ 1,073
Less: reclassification adjustment
  for losses included in net
  income..........................     (303)
                                    -------
Net unrealized gains on
  securities......................  $ 1,376
                                    =======
Balance at December 31, 1998......            $9,214   $24,198   $11,391    $(3,158)     $ 4,768      $46,413
Net Income........................  $ 3,369                        3,369                                3,369
Other comprehensive loss, net of
  tax Unrealized losses on
  securities, net of
  reclassification adjustment (see
  disclosure).....................   (8,481)                                              (8,481)      (8,481)
                                    -------
Comprehensive loss................  $(5,112)
                                    =======
Common stock issued (17,459
  shares).........................                44       168                                            212
Dividends paid on common stock....                                  (696)                                (696)
Purchase of 42,611 shares of
  Treasury stock..................                                             (781)                     (781)
FAS 109 -- Incentive Stock
  Options.........................                          18                                             18
                                              ------   -------   -------    -------      -------      -------
Balance at June 30, 1999..........            $9,258   $24,384   $14,064    $(3,939)     $(3,713)     $40,054
                                              ======   =======   =======    =======      =======      =======
Disclosure of reclassification
  amount:
Unrealized holding losses arising
  during period...................  $(8,280)
Less: reclassification adjustment
  for gains included in net
  income..........................      201
                                    -------
Net unrealized losses on
  securities......................  $(8,481)
                                    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
OPERATING ACTIVITIES:
  Net income................................................  $   4,911    $   3,369
  Adjustments to reconcile net cash provided by operations:
     Depreciation...........................................        871          720
     Amortization of premium................................        710        2,993
     Accretion of discount and loan fees....................     (1,027)        (774)
     Provision for loan losses..............................        783          653
     FAS 109 -- incentive stock options.....................          4           18
     Increase in interest receivable........................       (693)        (768)
     (Increase) decrease in other receivables and
      prepaids..............................................     (1,864)         667
     Increase in deferred tax asset.........................        (24)        (183)
     Increase in interest payable...........................        302          409
     Gain on sale of assets.................................                     (14)
     Gain on sale of other real estate owned................                      (1)
     Loss (gain) on sales of securities available for
      sale..................................................        459         (304)
     Decrease in other payables.............................       (441)        (467)
                                                              ---------    ---------
       Net cash provided by operating activities............      3,991        6,318
INVESTING ACTIVITIES:
  Proceeds from sales of investment securities available for
     sale...................................................     41,569       41,960
  Proceeds from sales of mortgage-backed securities
     available for sale.....................................    114,485       89,209
  Proceeds from maturities of investment securities
     available for sale.....................................      1,475       11,500
  Proceeds from maturities of mortgage-backed securities
     available for sale.....................................     18,483       50,816
  Proceeds from maturities of investment securities held to
     maturity...............................................        190          347
  Proceeds from maturities of mortgage-backed securities
     held to maturity.......................................      2,762        1,482
  Purchases of investment securities available for sale.....    (30,671)    (116,523)
  Purchases of mortgage-backed securities available for
     sale...................................................   (152,660)    (163,719)
  Purchases of investment securities held to maturity.......     (3,829)
  Purchases of mortgage-backed securities held to
     maturity...............................................     (3,110)
  Purchases of marketable equity securities available for
     sale...................................................       (801)      (3,850)
  Net increase in loans.....................................    (42,470)     (16,591)
  Purchases of premises and equipment.......................     (1,260)      (2,216)
  Proceeds from sales of premises and equipment.............                      14
  Proceeds from sales of other real estate owned............                      64
  Proceeds from sales of repossessed assets.................        548          561
                                                              ---------    ---------
       Net cash used in investing activities................    (55,289)    (106,946)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
FINANCING ACTIVITIES:
  Net (decrease) increase in demand and savings accounts....  $  (9,549)   $  17,315
  Net increase (decrease) in certificates of deposit........     64,245       (3,487)
  Net increase in federal funds purchased...................     10,200        8,107
  Net (decrease) increase in FHLB Dallas advances...........    (19,674)      68,385
  Proceeds from the issuance of common stock................        196          212
  Purchase of treasury stock................................       (626)        (781)
  Dividends paid............................................       (727)        (696)
                                                              ---------    ---------
       Net cash provided by financing activities............     44,065       89,055
                                                              ---------    ---------
Net decrease in cash and cash equivalents...................     (7,233)     (11,573)
Cash and cash equivalents at beginning of period............     41,131       41,372
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $  33,898    $  29,799
                                                              =========    =========
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION:
  Interest paid.............................................  $  21,394    $  16,618
  Income taxes paid.........................................  $   1,750    $     700
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Acquisition of OREO and other repossessed assets through
     foreclosure............................................  $     433    $     398

  The accompanying notes are an integral part of these consolidated financial statements.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The consolidated balance sheet as of June 30, 2000, and the related consolidated statements of income, shareholders' equity and cash flow for the six month period ended June 30, 2000 and 1999 are unaudited; in the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments consisted only of normal recurring items. Interim results are not necessarily indicative of results for a full year. These financial statements should be read in conjunction with the financial statements and notes thereto in the Company's latest report on Form 10-K.

     At the annual shareholders' meeting on April 20, 2000, the shareholders of Southside Bancshares, Inc. approved increasing the authorized shares of common stock from 6 million to 20 million and a two-for-one stock split effective May 20, 2000 for shareholders of record April 21, 2000. All share amounts have been adjusted to give retroactive recognition to the two-for-one stock split.

2. EARNINGS PER SHARE

     Earnings per share on a basic and diluted basis as required by Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (FAS 128) has been adjusted to give retroactive recognition to stock dividends and is calculated as follows (in thousands, except per share amounts):

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
Basic net earnings per share
  Net income................................................  $4,911    $3,369
  Weighted average shares outstanding.......................   7,255     7,316
                                                              ------    ------
                                                              $  .68    $  .46
                                                              ======    ======
Diluted net earnings per share
  Net income................................................  $4,911    $3,369
  Weighted average shares outstanding plus assumed
     conversions............................................   7,453     7,524
                                                              ------    ------
                                                              $  .66    $  .45
                                                              ======    ======
Calculation of weighted average shares outstanding plus
  assumed conversions
  Weighted average shares outstanding.......................   7,255     7,316
  Effect of dilutive securities options.....................     198       208
                                                              ------    ------
                                                               7,453     7,524
                                                              ======    ======

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

3. COMPREHENSIVE INCOME

     The components of accumulated comprehensive income (loss) as required by Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" are as follows:

                                                       SIX MONTHS ENDED JUNE 30, 2000
                                                  -----------------------------------------
                                                  BEFORE-TAX    TAX (EXPENSE)    NET-OF-TAX
                                                    AMOUNT         BENEFIT         AMOUNT
                                                  ----------    -------------    ----------
Unrealized gains on securities:
  Unrealized holding gains arising during
     period.....................................    $1,626          $(553)         $1,073
     Less: reclassification adjustment for
       losses realized in net income............      (459)           156            (303)
                                                    ------          -----          ------
     Net unrealized gains.......................     2,085           (709)          1,376
                                                    ------          -----          ------
Other comprehensive income......................    $2,085          $(709)         $1,376
                                                    ======          =====          ======

                                                         QUARTER ENDED JUNE 30, 2000
                                                  -----------------------------------------
                                                  BEFORE-TAX    TAX (EXPENSE)    NET-OF-TAX
                                                    AMOUNT         BENEFIT         AMOUNT
                                                  ----------    -------------    ----------
Unrealized gains on securities:
  Unrealized holding gains arising during
     period.....................................    $2,375          $(808)         $1,567
     Less: reclassification adjustment for
       losses realized in net income............      (186)            63            (123)
                                                    ------          -----          ------
     Net unrealized gains.......................     2,561           (871)          1,690
                                                    ------          -----          ------
Other comprehensive income......................    $2,561          $(871)         $1,690
                                                    ======          =====          ======

                                                       SIX MONTHS ENDED JUNE 30, 1999
                                                  -----------------------------------------
                                                  BEFORE-TAX    TAX (EXPENSE)    NET-OF-TAX
                                                    AMOUNT         BENEFIT         AMOUNT
                                                  ----------    -------------    ----------
Unrealized losses on securities:
  Unrealized holding losses arising during
     period.....................................   $(12,546)       $4,266         $(8,280)
     Less: reclassification adjustment for gains
       realized in net income...................        304          (103)            201
                                                   --------        ------         -------
     Net unrealized losses......................    (12,850)        4,369          (8,481)
                                                   --------        ------         -------
Other comprehensive losses......................   $(12,850)       $4,369         $(8,481)
                                                   ========        ======         =======

                                                         QUARTER ENDED JUNE 30, 1999
                                                  -----------------------------------------
                                                  BEFORE-TAX    TAX (EXPENSE)    NET-OF-TAX
                                                    AMOUNT         BENEFIT         AMOUNT
                                                  ----------    -------------    ----------
Unrealized losses on securities:
  Unrealized holding losses arising during
     period.....................................   $(8,291)        $2,819         $(5,472)
     Less: reclassification adjustment for gains
       realized in net income...................        74            (25)             49
                                                   -------         ------         -------
     Net unrealized losses......................    (8,365)         2,844          (5,521)
                                                   -------         ------         -------
Other comprehensive losses......................   $(8,365)        $2,844         $(5,521)
                                                   =======         ======         =======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Southside Bancshares, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flow present fairly, in all material respects, the financial position of Southside Bancshares, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP
                                          PricewaterhouseCoopers LLP

Dallas, Texas
February 25, 2000

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1999            1998
                                                              ------------    ------------
                                          ASSETS
Cash and due from banks.....................................   $   41,131       $ 41,372
Investment securities:
  Available for sale........................................       96,244        132,447
  Held to maturity..........................................       86,208            347
                                                               ----------       --------
          Total Investment securities.......................      182,452        132,794
Mortgage-backed and related securities:
  Available for sale........................................      273,676        333,194
  Held to maturity..........................................       73,898          7,810
                                                               ----------       --------
          Total Mortgage-backed securities and related
            securities......................................      347,574        341,004
Marketable equity securities:
  Available for sale........................................       18,543         14,171
Loans:
  Loans, net of unearned discount...........................      387,446        319,723
  Less: reserve for loan losses.............................       (4,575)        (3,564)
                                                               ----------       --------
     Net Loans..............................................      382,871        316,159
Premises and equipment, net.................................       21,306         19,166
Other real estate owned, net................................          140            195
Interest receivable.........................................        7,563          6,065
Deferred tax asset..........................................        6,244
Other assets................................................        4,741          5,403
                                                               ----------       --------
          TOTAL ASSETS......................................   $1,012,565       $876,329
                                                               ==========       ========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest bearing.......................................   $  150,629       $122,440
  Interest bearing..........................................      436,915        392,594
                                                               ----------       --------
          Total Deposits....................................      587,544        515,034
Short-term obligations:
  Federal funds purchased...................................           75          4,168
  FHLB Dallas Advances......................................      181,222        118,000
  Other obligations.........................................        4,744          1,523
                                                               ----------       --------
          Total Short-term obligations......................      186,041        123,691
Long-term obligations:
  FHLB Dallas Advances......................................      174,704        156,027
  Guaranteed Preferred Beneficial Interest in the Company's
     Junior Subordinated Debentures.........................       20,000         20,000
                                                               ----------       --------
          Total Long-term obligations.......................      194,704        176,027
Deferred tax liability......................................                       1,184
Other liabilities...........................................        6,604         13,980
                                                               ----------       --------
          TOTAL LIABILITIES.................................      974,893        829,916
                                                               ----------       --------
Commitments and Contingencies (Note 14 and 15)
Shareholders' equity:
  Common stock: ($1.25 par, 20,000,000 shares authorized,
     7,798,332 and 7,371,550 shares issued).................        9,748          9,214
  Paid-in capital...........................................       27,472         24,198
  Retained earnings.........................................       14,583         11,391
  Treasury stock (512,502 and 364,352 shares at cost).......       (4,544)        (3,158)
  Accumulated other comprehensive (loss) income.............       (9,587)         4,768
                                                               ----------       --------
          TOTAL SHAREHOLDERS' EQUITY........................       37,672         46,413
                                                               ----------       --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........   $1,012,565       $876,329
                                                               ==========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1999       1998       1997
                                                              -------    -------    -------
Interest income
  Loans.....................................................  $28,198    $26,051    $23,847
  Investment securities.....................................    9,077      4,864      3,299
  Mortgage-backed and related securities....................   22,080     12,116      7,729
  Marketable equity securities..............................      911        449        129
  Other interest earning assets.............................      422        197        163
                                                              -------    -------    -------
          Total interest income.............................   60,688     43,677     35,167
                                                              -------    -------    -------
Interest expense
  Deposits..................................................   16,545     15,485     14,711
  Short-term obligations....................................    8,535      3,513        773
  Long-term obligations.....................................   10,936      5,749        721
                                                              -------    -------    -------
          Total interest expense............................   36,016     24,747     16,205
                                                              -------    -------    -------
Net interest income.........................................   24,672     18,930     18,962
Provision for loan losses...................................    1,456      1,215      1,005
                                                              -------    -------    -------
Net interest income after provision for loan losses.........   23,216     17,715     17,957
                                                              -------    -------    -------
Noninterest income
  Deposit services..........................................    6,780      5,353      4,001
  Gain on sales of securities available for sale............      149      1,260        233
  Trust income..............................................      631        528        397
  Other.....................................................    1,672      1,162      1,035
                                                              -------    -------    -------
          Total noninterest income..........................    9,232      8,303      5,666
                                                              -------    -------    -------
Noninterest expense
  Salaries and employee benefits............................   13,427     11,318      9,889
  Net occupancy expense.....................................    2,842      2,370      2,089
  Equipment expense.........................................      537        457        414
  Advertising, travel & entertainment.......................    1,322      1,124      1,006
  Supplies..................................................      494        461        440
  Postage...................................................      419        352        331
  Other.....................................................    3,483      3,361      2,759
                                                              -------    -------    -------
          Total noninterest expense.........................   22,524     19,443     16,928
                                                              -------    -------    -------
Income before federal tax expense...........................    9,924      6,575      6,695
                                                              -------    -------    -------
Provision (benefit) for federal tax expense
  Current...................................................    2,033      1,496      1,914
  Deferred..................................................      (33)      (272)      (225)
                                                              -------    -------    -------
          Total income taxes................................    2,000      1,224      1,689
                                                              -------    -------    -------
Net Income..................................................  $ 7,924    $ 5,351    $ 5,006
                                                              =======    =======    =======
Net Income Per Common Share
  Basic.....................................................  $  1.08    $   .72    $   .67
  Diluted...................................................  $  1.05    $   .70    $   .65

  The accompanying notes are an integral part of these consolidated financial statements.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                             ACCUMULATED
                                                                                                OTHER
                                   COMPREHENSIVE                                            COMPREHENSIVE       TOTAL
                                      INCOME       COMMON   PAID IN   RETAINED   TREASURY      INCOME       SHAREHOLDERS'
                                      (LOSS)       STOCK    CAPITAL   EARNINGS    STOCK        (LOSS)          EQUITY
                                   -------------   ------   -------   --------   --------   -------------   -------------
Balance at December 31, 1998.....    $             $9,214   $24,198   $11,391    $(3,158)      $ 4,768         $46,413
Net Income.......................       7,924                           7,924                                    7,924
Other comprehensive loss, net of
  tax
  Unrealized losses on
    securities, net of
    reclassification adjustment
    (see disclosure below).......     (14,352)                                                 (14,352)        (14,352)
Minimum pension liability
  adjustment.....................          (3)                                                      (3)             (3)
                                     --------
Comprehensive loss...............    $ (6,431)
                                     ========
Common stock issued (77,012
  shares)........................                     96        360                                                456
FAS109 -- Incentive Stock Options
  (ISO's)........................                                29                                                 29
Dividends paid on common stock...                                      (1,409)                                  (1,409)
Purchase of 148,150 shares of
  treasury stock.................                                                 (1,386)                       (1,386)
Stock dividend...................                    438      2,885    (3,323)
                                                   ------   -------   -------    -------       -------         -------
Balance at December 31, 1999.....                  $9,748   $27,472   $14,583    $(4,544)      $(9,587)        $37,672
                                                   ======   =======   =======    =======       =======         =======
Disclosure of reclassification
  amount:
Unrealized holding losses arising
  during period..................    $(14,254)
Less: reclassification adjustment
  for gains included in net
  income.........................          98
                                     --------
Net unrealized losses on
  securities.....................    $(14,352)
                                     ========
Balance at December 31, 1997.....    $             $8,740   $21,290   $10,414    $(1,820)      $ 1,322         $39,946
Net Income.......................       5,351                           5,351                                    5,351
Other comprehensive income, net
  of tax
  Unrealized gains on securities,
    net of reclassification
    adjustment (see disclosure
    below).......................       3,396                                                    3,396           3,396
Minimum pension liability
  adjustment.....................          50                                                       50              50
                                     --------
Comprehensive income.............    $  8,797
                                     ========
Common stock issued (42,320
  shares)........................                     53        294                                                347
FAS109 -- Incentive Stock Options
  (ISO's)........................                                42                                                 42
Dividends paid on common stock...                                      (1,359)                                  (1,359)
Purchase of 142,852 shares of
  treasury stock.................                                                 (1,398)                       (1,398)
Exercise of 12,000 shares of
  ISO's..........................                                         (22)        60                            38
Stock dividend...................                    421      2,572    (2,993)
                                                   ------   -------   -------    -------       -------         -------
Balance at December 31, 1998.....                  $9,214   $24,198   $11,391    $(3,158)      $ 4,768         $46,413
                                                   ======   =======   =======    =======       =======         =======

                                                                                             ACCUMULATED
                                                                                                OTHER
                                   COMPREHENSIVE                                            COMPREHENSIVE       TOTAL
                                      INCOME       COMMON   PAID IN   RETAINED   TREASURY      INCOME       SHAREHOLDERS'
                                      (LOSS)       STOCK    CAPITAL   EARNINGS    STOCK        (LOSS)          EQUITY
                                   -------------   ------   -------   --------   --------   -------------   -------------
Disclosure of reclassification
  amount:
Unrealized holding gains arising
  during period..................    $  4,228
Less: reclassification adjustment
  for gains included in net
  income.........................         832
                                     --------
Net unrealized gains on
  securities.....................    $  3,396
                                     ========

Balance at December 31, 1996.      $               $8,290   $18,501   $  9,628   )   (777   $         842   $      36,484
Net Income.......................       5,006                           5,006                                    5,006
Other comprehensive income, net
  of tax
  Unrealized gains on securities,
    net of reclassification
    adjustment (see disclosure
    below).......................         445                                                      445             445
Minimum pension liability
  adjustment.....................          35                                                       35              35
                                     --------
Comprehensive income.............    $  5,486
                                     ========
Common stock issued (36,860
  shares)........................                     46        280                                                326
FAS109 -- Incentive Stock Options
  (ISO's)........................                                43                                                 43
Dividends paid on common stock...                                      (1,316)                                  (1,316)
Purchase of 130,928 shares of
  treasury stock.................                                                 (1,154)                       (1,154)
Exercise of 23,400 shares of
  ISO's..........................                                         (34)       111                            77
Stock dividend...................                    404      2,466    (2,870)
                                                   ------   -------   -------    -------       -------         -------
Balance at December 31, 1997.....                  $8,740   $21,290   $10,414    $(1,820)      $ 1,322         $39,946
                                                   ======   =======   =======    =======       =======         =======
Disclosure of reclassification
  amount:
Unrealized holding gains arising
  during period..................    $    599
Less: reclassification adjustment
  for gains included in net
  income.........................         154
                                     --------
Net unrealized gains on
  securities.....................    $    445
                                     ========

     The accompanying notes are an integral part of these consolidated financial statements.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1999         1998         1997
                                                          ---------    ---------    ---------
OPERATING ACTIVITIES:
  Net income............................................  $   7,924    $   5,351    $   5,006
  Adjustments to reconcile net cash provided by
     operations:
     Depreciation.......................................      1,474        1,397        1,215
     Amortization of premium............................      4,657        5,229        1,589
     Accretion of discount and loan fees................     (1,774)        (660)        (780)
     Provision for loan losses..........................      1,456        1,215        1,005
     FAS109-Incentive stock options.....................         29           42           43
     Gain on sale of securities available for sale......       (149)      (1,260)        (233)
     Gain on sale of assets.............................        (86)         (51)         (12)
     Gain on sale of other real estate owned............       (129)         (32)
     Increase in interest receivable....................     (1,498)      (2,147)        (618)
     Decrease (increase) in other assets................        331       (2,270)         923
     Increase in deferred tax asset.....................        (33)         (87)        (225)
     Increase in interest payable.......................        702          558          598
     (Decrease) increase in other payables..............     (4,862)       7,883          167
                                                          ---------    ---------    ---------
       Net cash provided by operating activities........      8,042       15,168        8,678
INVESTING ACTIVITIES:
  Proceeds from sale of investment securities available
     for sale...........................................     81,700       62,413       31,037
  Proceeds from sale of mortgage-backed securities
     available for sale.................................    111,969       46,515       37,247
  Proceeds from maturities of investment securities
     available for sale.................................     26,093       10,322       16,366
  Proceeds from maturities of mortgage-backed securities
     available for sale.................................     89,702       79,121       33,389
  Proceeds from maturities of investment securities held
     to maturity........................................      3,347          457          936
  Proceeds from maturities of mortgage-backed securities
     held to maturity...................................      2,357        5,899       10,214
  Purchases of investment securities available for
     sale...............................................   (149,299)    (130,138)     (61,370)
  Purchases of mortgage-backed securities available for
     sale...............................................   (222,610)    (333,304)    (108,788)
  Purchases of investment securities held to maturity...    (21,708)
  Purchases of mortgage-backed securities held to
     maturity...........................................     (2,258)
  Purchases of marketable equity securities available
     for sale...........................................     (4,372)     (10,913)      (1,038)
  Net increase in loans.................................    (69,299)     (26,521)     (39,900)
  Purchases of premises and equipment...................     (4,200)      (3,096)      (5,153)
  Proceeds from sale of premises and equipment..........        672          212           17
  Proceeds from sale of repossessed assets..............      1,290        1,617        1,015
  Proceeds from sale of other real estate owned.........        356          275           98
                                                          ---------    ---------    ---------
       Net cash used in investing activities............   (156,260)    (297,141)     (85,930)

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1999         1998         1997
                                                          ---------    ---------    ---------
FINANCING ACTIVITIES:
  Net increase in demand and savings accounts...........  $  47,765    $  41,944    $  24,443
  Net increase in certificates of deposit...............     24,745       10,416       12,281
  Proceeds from FHLB advances...........................    258,100      404,800       58,900
  Repayment of FHLB advances............................   (176,201)    (188,320)     (10,449)
  Issuance of guaranteed preferred beneficial interest
     in the company's junior subordinated debentures....                  20,000
  Net (decrease) increase in federal funds purchased....     (4,093)         284         (916)
  Proceeds from the issuance of common stock............        456          347          326
  Purchase of treasury stock............................     (1,386)      (1,398)      (1,154)
  Sale of treasury stock................................                      38           77
  Dividends paid........................................     (1,409)      (1,359)      (1,316)
                                                          ---------    ---------    ---------
       Net cash provided by financing activities........    147,977      286,752       82,192
                                                          ---------    ---------    ---------
Net (decrease) increase in cash and cash equivalents....       (241)       4,779        4,940
Cash and cash equivalents at beginning of year..........     41,372       36,593       31,653
                                                          ---------    ---------    ---------
Cash and cash equivalents at end of year................  $  41,131    $  41,372    $  36,593
                                                          =========    =========    =========
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION:
  Interest paid.........................................  $  35,315    $  24,189    $  15,701
  Income taxes paid.....................................  $   1,725    $   1,763    $   1,990
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Acquisition of other real estate owned and other
     repossessed assets through foreclosure.............  $   1,131    $   1,812    $   1,148

  The accompanying notes are an integral part of these consolidated financial statements.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     The significant accounting and reporting policies of Southside Bancshares, Inc. (the "Company"), and its wholly owned subsidiaries, Southside Delaware Financial Corporation, Southside Bank (the "Bank") and the nonbank subsidiary, are summarized below.

     Organization and Basis of Presentation. The consolidated financial statements include the accounts of the Company, Southside Delaware Financial Corporation, Southside Bank and the nonbank subsidiary, which did not conduct any business in 1999. Southside Bank offers a full range of financial services to commercial, industrial, financial and individual customers. All significant intercompany accounts and transactions are eliminated in consolidation. The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. These estimates are subjective in nature and involve matters of judgment. Actual amounts could differ from these estimates.

     Cash Equivalents. Cash equivalents, for purposes of reporting cash flow, include cash and amounts due from banks.

     Loans. All loans are stated at principal outstanding net of unearned income. Interest income on installment loans is recognized primarily using the level yield method. Interest income on other loans is credited to income based primarily on the principal outstanding at contract rates of interest. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the reserve for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Substantially all of the Company's impaired loans are collateral-dependent, and as such, are measured for impairment based on the fair value of the collateral.

     Loan Fees. The Company treats loan fees, net of direct costs, as an adjustment to the yield of the related loan over its term.

     Reserve for Loan Losses. A reserve for loan losses is provided through charges to income in the form of a provision for loan losses. Loans which management believes are uncollectible are charged against this account with subsequent recoveries, if any, credited to the account. The amount of the reserve for loan losses is determined by management's evaluation of the quality and inherent risks in the loan portfolio, economic conditions and other factors which warrant current recognition.

     Nonaccrual Loans. A loan is placed on nonaccrual when principal or interest is contractually past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. In addition, a loan is placed on nonaccrual when, in the opinion of management, the future collectibility of interest and principal is in serious doubt. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain.

     Other Real Estate Owned. Other Real Estate Owned includes real estate acquired in full or partial settlement of loan obligations. Other Real Estate Owned is carried at the lower of (1) the recorded amount of the loan for which the foreclosed property previously served as collateral or (2) the fair market value of the property. Prior to foreclosure, the recorded amount of the loan is written down, if necessary, to the appraised fair market value of the real estate to be acquired, less selling costs, by charging the reserve for loan losses. Any subsequent reduction in fair market value is charged to results of operations

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES through the Reserve for Losses on Other Real Estate account. Costs of maintaining and operating foreclosed properties are expensed as incurred. Expenditures to complete or improve foreclosed properties are capitalized only if expected to be recovered; otherwise, they are expensed.

     Securities. The Company uses the specific identification method to determine the basis for computing realized gain or loss. The Company accounts for debt and equity securities as follows:

          Held to Maturity (HTM). Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

          Available for Sale (AFS). Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at market value. Market value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported net of tax in Accumulated Other Comprehensive Income until realized.

     Premises and Equipment. Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets. Useful lives are estimated to be twenty to forty years for premises and three to ten years for equipment. Maintenance and repairs are charged to income as incurred while major improvements and replacements are capitalized.

     Income Taxes. The Company files a consolidated Federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period the change occurs.

     Stock Options. The Financial Accounting Standards Board (FASB) published Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS123) on January 1, 1996 which encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply existing rules, but will be required to disclose pro forma net income and earnings per share under the new method. The Company elected to provide the pro forma disclosures for 1997, 1998 and 1999.

     Recent Accounting Pronouncements. On June 15, 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS133). FAS133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. FAS133 requires that all derivative instruments be recorded on the balance at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that the adoption of FAS133 will not have a significant effect on the Company's results of operations or its financial position.

     General. Certain prior period amounts have been reclassified to conform to current year presentation.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

2. EARNINGS PER SHARE

     Earnings per share on a basic and diluted basis as required by Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS128), has been adjusted to give retroactive recognition to stock dividends and is calculated as follows (in thousands, except per share amounts):

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
Basic net earnings per share
Net income...............................................  $7,924    $5,351    $5,006
Weighted average shares outstanding......................   7,308     7,412     7,486
                                                           ------    ------    ------
                                                           $ 1.08    $  .72    $  .67
                                                           ======    ======    ======
Diluted net earnings per share
Net income...............................................  $7,924    $5,351    $5,006
Weighted average shares outstanding plus assumed
  conversions............................................   7,544     7,696     7,718
                                                           ------    ------    ------
                                                           $ 1.05    $  .70    $  .65
                                                           ======    ======    ======
Calculation of weighted average shares outstanding plus
  assumed conversions
Weighted average shares outstanding......................   7,308     7,412     7,486
Effect of dilutive securities options....................     236       284       232
                                                           ------    ------    ------
                                                            7,544     7,696     7,718
                                                           ======    ======    ======

3. COMPREHENSIVE INCOME

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS130). This statement, which the Company adopted January 1, 1998, establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The new standard requires that all items that are required to be recognized under generally accepted accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

     The components of comprehensive income are as follows:

                                                        YEAR ENDED DECEMBER 31, 1999
                                                  -----------------------------------------
                                                  BEFORE-TAX    TAX (EXPENSE)    NET-OF-TAX
                                                    AMOUNT         BENEFIT         AMOUNT
                                                  ----------    -------------    ----------
Unrealized losses on securities:
  Unrealized holding losses arising during
     period.....................................   $(21,597)       $7,343         $(14,254)
     Less: reclassification adjustment for gains
       realized in net income...................        149           (51)              98
                                                   --------        ------         --------
     Net unrealized losses......................    (21,746)        7,394          (14,352)
Minimum pension liability adjustment............         (5)            2               (3)
                                                   --------        ------         --------
Other comprehensive loss........................   $(21,751)       $7,396         $(14,355)
                                                   ========        ======         ========

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                                                        YEAR ENDED DECEMBER 31, 1998
                                                  -----------------------------------------
                                                  BEFORE-TAX    TAX (EXPENSE)    NET-OF-TAX
                                                    AMOUNT         BENEFIT         AMOUNT
                                                  ----------    -------------    ----------
Unrealized gains on securities:
  Unrealized holding gains arising during
     period.....................................   $  6,405        $(2,177)       $  4,228
     Less: reclassification adjustment for gains
       realized in net income...................      1,260           (428)            832
                                                   --------        -------        --------
     Net unrealized gains.......................      5,145         (1,749)          3,396
Minimum pension liability adjustment............         76            (26)             50
                                                   --------        -------        --------
Other comprehensive income......................   $  5,221        $(1,775)       $  3,446
                                                   ========        =======        ========

                                                        YEAR ENDED DECEMBER 31, 1997
                                                  -----------------------------------------
                                                  BEFORE-TAX    TAX (EXPENSE)    NET-OF-TAX
                                                    AMOUNT         BENEFIT         AMOUNT
                                                  ----------    -------------    ----------
Unrealized gains on securities:
  Unrealized holding gains arising during
     period.....................................   $    907        $ (308)        $    599
     Less: reclassification adjustment for gains
       realized in net income...................        233           (79)             154
                                                   --------        ------         --------
     Net unrealized gains.......................        674          (229)             445
Minimum pension liability adjustment............         52           (17)              35
                                                   --------        ------         --------
Other comprehensive income......................   $    726        $ (246)        $    480
                                                   ========        ======         ========

4. CASH AND DUE FROM BANKS

     The Company is required to maintain cash reserve balances with the Federal Reserve Bank. The reserve balances were $250,000 and $1,223,000 as of December 31, 1999 and 1998, respectively.

5. INVESTMENT, MORTGAGE-BACKED AND MARKETABLE EQUITY SECURITIES

     The amortized cost and estimated market value of investment, mortgage-backed and marketable equity securities as of December 31, 1999 and 1998 were (in thousands):

                                                          AVAILABLE FOR SALE
                                          --------------------------------------------------
                                                         GROSS         GROSS       ESTIMATED
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                            COST         GAINS         LOSSES        VALUE
                                          ---------    ----------    ----------    ---------
DECEMBER 31, 1999
U.S. Treasury...........................  $  9,502       $            $    35      $  9,467
U.S. Government Agencies................    21,430                        262        21,168
Mortgage-backed Securities:
  Direct Govt. Agency Issues............   236,240          404         3,789       232,855
  Other Private Issues..................    41,400          144           723        40,821
State and Political Subdivisions........    57,180          485         2,122        55,543
Other Stocks and Bonds..................    28,841            2           234        28,609
                                          --------       ------       -------      --------
     Total..............................  $394,593       $1,035       $ 7,165      $388,463
                                          ========       ======       =======      ========

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                                                           HELD TO MATURITY
                                          --------------------------------------------------
                                                         GROSS         GROSS       ESTIMATED
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                            COST         GAINS         LOSSES        VALUE
                                          ---------    ----------    ----------    ---------
DECEMBER 31, 1999
U.S. Government Agencies................  $ 42,871       $  201       $   873      $ 42,199
Mortgage-backed Securities:
  Direct Govt. Agency Issues............    14,967           21           295        14,693
  Other Private Issues..................    58,931                      1,748        57,183
State and Political Subdivisions........    43,048                      1,154        41,894
Other Stocks and Bonds..................       289            7                         296
                                          --------       ------       -------      --------
     Total..............................  $160,106       $  229       $ 4,070      $156,265
                                          ========       ======       =======      ========

                                                          AVAILABLE FOR SALE
                                          --------------------------------------------------
                                                         GROSS         GROSS       ESTIMATED
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                            COST         GAINS         LOSSES        VALUE
                                          ---------    ----------    ----------    ---------
DECEMBER 31, 1998
U.S. Treasury...........................  $ 19,137       $   64       $     3      $ 19,198
U.S. Government Agencies................    21,402           16            41        21,377
Mortgage-backed Securities:
  Direct Govt. Agency Issues............   227,804        2,342           439       229,707
  Other Private Issues..................   102,577        1,261           351       103,487
State and Political Subdivisions........    86,055        4,591           113        90,533
Other Stocks and Bonds..................    15,484           26                      15,510
                                          --------       ------       -------      --------
     Total..............................  $472,459       $8,300       $   947      $479,812
                                          ========       ======       =======      ========

                                                            HELD TO MATURITY
                                           --------------------------------------------------
                                                          GROSS         GROSS       ESTIMATED
                                           AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                             COST         GAINS         LOSSES        VALUE
                                           ---------    ----------    ----------    ---------
DECEMBER 31, 1998
U.S. Government Agencies.................   $  347         $             $           $  347
  Mortgage-backed Securities:
  Direct Govt. Agency Issues.............    7,810          79            79          7,810
                                            ------         ---           ---         ------
     Total...............................   $8,157         $79           $79         $8,157
                                            ======         ===           ===         ======

     Interest income recognized on securities for the years presented (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1999       1998       1997
                                                        -------    -------    -------
U.S. Treasury.........................................  $   707    $   562    $   461
U.S. Government Agencies..............................    3,322        614        578
Mortgage-backed Securities............................   22,080     12,116      7,729
State and Political Subdivisions......................    4,698      3,548      2,067
Other Stocks and Bonds................................    1,261        589        322
                                                        -------    -------    -------
Total interest income on securities...................  $32,068    $17,429    $11,157
                                                        =======    =======    =======

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

     During the year ended December 31, 1999, the Company transferred a total of $132.4 million securities from AFS to HTM due to changes in market conditions and in connection with certain ALCO goals. Of the total transferred, $66.3 million were investment securities and $66.1 million were mortgage-backed securities. The unrealized loss on the securities transferred from AFS to HTM was $5.6 million, net of tax, at the date of transfer. There were no securities transferred from AFS to HTM during the year ended December 31, 1998. There were no sales from the HTM portfolio during the years ended December 31, 1999 or 1998.

     Of the $149,000 in net securities gains on sales from the AFS portfolio in 1999, there were $856,000 in realized gains and $707,000 in realized losses. Of the $1,260,000 in net securities gains on sales from the AFS portfolio in 1998, there were $1,321,000 in realized gains and $61,000 in realized losses. The $233,000 in net securities gains on sales from the AFS portfolio in 1997 were comprised of $376,000 in realized gains and $143,000 in realized losses.

     The scheduled maturities of AFS and HTM securities as of December 31, 1999 are presented below. Mortgage-backed securities are presented in total by category.

                                                              AMORTIZED    AGGREGATE
                                                                COST       FAIR VALUE
                                                              ---------    ----------
                                                                  (IN THOUSANDS)
Available for sale securities:
  Due in one year or less...................................  $ 28,559      $ 28,539
  Due after one year through five years.....................    12,070        12,062
  Due after five years through ten years....................    15,828        15,908
  Due after ten years.......................................    60,496        58,278
                                                              --------      --------
                                                               116,953       114,787
Mortgage-backed securities..................................   277,640       273,676
                                                              --------      --------
     Total..................................................  $394,593      $388,463
                                                              ========      ========
Held to maturity securities:
  Due in one year or less...................................  $    450      $    450
  Due after one year through five years.....................     9,359         9,345
  Due after five years through ten years....................    19,409        19,303
  Due after ten years.......................................    56,990        55,291
                                                              --------      --------
                                                                86,208        84,389
Mortgage-backed securities..................................    73,898        71,876
                                                              --------      --------
     Total..................................................  $160,106      $156,265
                                                              ========      ========

     Investment securities with book values of $436,357,000 and $306,409,000 were pledged as of December 31, 1999 and 1998, respectively, to collateralize advances, public and trust deposits or for other purposes as required by law.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

6. LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES

     Loans in the accompanying consolidated balance sheets are classified as follows (in thousands):

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1999            1998
                                                             ------------    ------------
Real Estate Loans:
  Construction.............................................    $ 18,489        $ 10,509
  1-4 family residential...................................     112,699          93,215
  Other....................................................      97,556          68,140
Commercial loans...........................................      79,804          68,117
Loans to individuals.......................................      82,747          84,059
                                                               --------        --------
Total loans................................................     391,295         324,040
  Less: Unearned income....................................       3,849           4,317
        Reserve for loan losses............................       4,575           3,564
                                                               --------        --------
Net loans..................................................    $382,871        $316,159
                                                               ========        ========

     The following is a summary of the Reserve for Loan Losses for the years ended December 31, 1999, 1998 and 1997 (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1999      1998       1997
                                                         ------    -------    -------
Balance at beginning of year...........................  $3,564    $ 3,370    $ 3,249
  Provision for loan losses............................   1,456      1,215      1,005
  Loans charged off....................................    (765)    (1,349)    (1,229)
  Recoveries of loans charged off......................     320        328        345
                                                         ------    -------    -------
Balance at end of year.................................  $4,575    $ 3,564    $ 3,370
                                                         ======    =======    =======

     Nonaccrual loans at December 31, 1999 and 1998 were $703,000 and $432,000, respectively. Loans with terms modified in troubled debt restructuring at December 31, 1999 and 1998 were $448,000 and $473,000, respectively.

     For the years ended December 31, 1999 and 1998, the average recorded investment in impaired loans was approximately $565,000 and $665,000, respectively. During the years ended December 31, 1999 and 1998, the amount of interest income reversed on impaired loans placed on nonaccrual and the amount of interest income subsequently recognized on the cash basis was not material.

     The amount of interest recognized on nonaccrual or restructured loans was $125,000, $94,000 and $110,000 for the years ended December 31, 1999, 1998 and
1997, respectively. If these loans had been accruing interest at their original contracted rates, related income would have been $137,000, $113,000 and $336,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The following is a summary of the Company's recorded investment in loans (primarily nonaccrual loans) for which impairment has been recognized in accordance with FAS114 (in thousands):

                                                                 VALUATION CARRYING
                                                             ---------------------------
                                                             TOTAL    ALLOWANCE    VALUE
                                                             -----    ---------    -----
Commercial Loans...........................................  $422       $225       $197
Loans to Individuals.......................................   281         44        237
                                                             ----       ----       ----
Balance at December 31, 1999...............................  $703       $269       $434
                                                             ====       ====       ====

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                                                                    VALUATION    CARRYING
                                                           TOTAL    ALLOWANCE     VALUE
                                                           -----    ---------    --------
Real Estate Loans........................................  $  2        $           $  2
Commercial Loans.........................................   167         32          135
Loans to Individuals.....................................   263         49          214
                                                           ----        ---         ----
Balance at December 31, 1998.............................  $432        $81         $351
                                                           ====        ===         ====

7. BANK PREMISES AND EQUIPMENT

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1999            1998
                                                     ------------    ------------
                                                            (IN THOUSANDS)
Bank premises......................................    $22,347         $20,675
Furniture and equipment............................     12,290          10,435
                                                       -------         -------
                                                        34,637          31,110
Less accumulated depreciation......................     13,331          11,944
                                                       -------         -------
     Total.........................................    $21,306         $19,166
                                                       =======         =======

     Depreciation expense was $1,474,000, $1,397,000 and $1,215,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Rent expense was $424,000, $198,000 and $159,000 for the years ended December 31, 1999, 1998 and
1997, respectively.

     Future minimum rental commitments under noncancelable leases are (in thousands):

2000........................................................  $298
2001........................................................   270
2002........................................................   181
2003........................................................   142
2004........................................................    27
Thereafter..................................................     0
                                                              ----
                                                              $918
                                                              ====

8. OTHER REAL ESTATE OWNED

     The following is a summary of the Allowance for Losses on Other Real Estate Owned (OREO) for the periods presented (in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               1999     1998      1997
                                                              ------    -----    ------
Balance at beginning of year................................  $ 658     $672     $ 946
  Acquisition of OREO.......................................     61
  Disposition of OREO.......................................   (658)     (14)     (274)
                                                              -----     ----     -----
Balance at end of year......................................  $  61     $658     $ 672
                                                              =====     ====     =====

     For the years ended December 31, 1999, 1998 and 1997, income from OREO properties exceeded the provision and other expenses by $58,000, $28,000 and $23,000, respectively.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

9. INTEREST BEARING DEPOSITS

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1999            1998
                                                     ------------    ------------
                                                            (IN THOUSANDS)
                                                     ----------------------------
Savings deposits...................................    $ 20,282        $ 17,649
Money Market demand deposits.......................      75,278          60,264
NOW demand deposits................................      73,347          70,676
Certificates and other time deposits of $100,000 or
  more.............................................      98,347          90,836
Certificates and other time deposits under
  $100,000.........................................     169,661         153,169
                                                       --------        --------
     Total.........................................    $436,915        $392,594
                                                       ========        ========

     For the years ended December 31, 1999, 1998 and 1997, interest expense on time deposits of $100,000 or more was $3,805,000, $3,369,000 and $2,922,000, respectively.

     At December 31, 1999, the scheduled maturities of certificates and other time deposits are as follows (in thousands):

2000......................................................  $196,307
2001......................................................    44,933
2002......................................................    16,164
2003......................................................     4,301
2004 and thereafter.......................................     6,303
                                                            --------
                                                            $268,008
                                                            ========

     The aggregate amount of demand deposits that has been reclassified as loans were $.9 million and $.5 million for December 31, 1999 and 1998, respectively.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

10. SHORT-TERM BORROWINGS

     Information related to short-term borrowings is provided in the table below.

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              --------    --------    -------
                                                                      (IN THOUSANDS)
Federal funds purchased
  Balance at end of period..................................  $     75    $  4,168    $ 3,884
  Average amount outstanding during the period(1)...........     4,660       3,700      2,695
  Maximum amount outstanding during the period..............    24,068      25,364     12,384
  Weighted average interest rate during the period(2).......       5.1%        5.7%       5.7%
  Interest rate at end of period............................       4.3%        5.1%       7.8%
Securities sold under agreements to repurchase
  Balance at end of period..................................  $           $           $
  Average amount outstanding during the period(1)...........                    59      3,649
  Maximum amount outstanding during the period..............                 7,150     13,027
  Weighted average interest rate during the period(2).......                   5.6%       5.2%
  Interest rate at end of period
Federal Home Loan Bank ("FHLB") Dallas Advances
  Balance at end of period..................................  $181,222    $118,000    $29,000
  Average amount outstanding during the period(1)...........   155,719      61,734      6,798
  Maximum amount outstanding during the period..............   186,500     135,000     29,000
  Weighted average interest rate during the period(2).......       5.3%        5.3%       5.5%
  Interest rate at end of period............................       5.3%        5.0%       4.9%
Treasury tax and loan funds
  Balance at end of period..................................  $  4,744    $  1,523    $ 1,647
  Average amount outstanding during the period(1)...........     1,907       1,293      1,080
  Maximum amount outstanding during the period..............     4,747       3,154      2,850
  Weighted average interest rate during the period(2).......       4.0%        4.2%       5.2%
  Interest rate at end of period............................       4.7%        4.1%       5.3%

---------------
(1) The average amount outstanding during the period was computed by dividing the total month-end outstanding principal balances by the number of months in the period.

(2) The weighted average interest rate during the period was computed by dividing the actual interest expense (annualized) by average balance outstanding during the period.

     The Company has three lines of credit for the purchase of federal funds. Two $15.0 million and one $10.0 million unsecured lines of credit have been established with Bank of America, Frost Bank and Texas Independent Bank, respectively.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

11. LONG TERM OBLIGATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              --------    --------    -------
                                                                      (IN THOUSANDS)
FHLB Dallas Advances
  Balance at end of period..................................  $174,704    $156,027    $28,547
  Average amount outstanding during the period(1)...........   175,028      84,836     12,151
  Maximum amount outstanding during the period..............   174,870     156,238     28,547
  Weighted average interest rate during the period(2).......       5.3%        5.5%       5.9%
  Interest rate at end of period............................       5.4%        5.3%       6.0%

---------------
(1) The average amount outstanding during the period was computed by dividing the total month-end outstanding principal balances by the number of months in the period.

(2) The weighted average interest rate during the period was computed by dividing the actual interest expense (annualized) by average balance outstanding during the period.

     Maturities of fixed rate FHLB Dallas Long-term advances based on scheduled repayments at December 31, 1999 are:

                                           UNDER        DUE          DUE          OVER        1999
                                           1 YEAR    1-5 YEARS    6-10 YEARS    10 YEARS     TOTAL
                                           ------    ---------    ----------    --------    --------
Total Long-term Obligations..............   $947     $138,277      $35,112        $368      $174,704
                                            ====     ========      =======        ====      ========

     FHLB Dallas advances are collateralized by FHLB Dallas stock, nonspecified real estate loans and mortgage-backed securities.

     In April 1998, the Company formed a wholly-owned non-banking subsidiary Southside Capital Trust (the "Trust Issuer"). The Trust Issuer was created under the Business Trust Act of Delaware for the sole purpose of issuing and selling Preferred Securities and Common Securities and using proceeds from the sale of the Preferred Securities and Common Securities to acquire Junior Subordinated Debentures (the "Debentures") issued by the Company. Accordingly, the Debentures are the sole assets of the Trust Issuer and payments under the Debentures are the sole revenue of the Trust Issuer. All of the Common Securities are owned by the Company.

     The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the Trust Issuer's obligations under the Preferred Securities. Although the Debentures are treated as debt of the Company, they currently qualify for Tier 1 capital treatment subject to a limitation that the securities included as Tier 1 capital not exceed 25% of total Tier 1 capital. The Securities are callable by the Company on or about June 30, 2003, or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier 1 capital is no longer permitted or certain other contingencies arise. The Preferred Securities must be redeemed upon maturity of the Debentures in year 2028.

     On May 18, 1998, the Company, through the Trust Issuer, sold 2,000,000 Preferred Securities at a liquidation amount of $10 per Preferred Security for an aggregate amount of $20,000,000. It has a distribution rate of 8.50% per annum payable at the end of each calendar quarter.

12. EMPLOYEE BENEFITS

     Southside Bank has a deferred compensation agreement with eight of its executive officers, which generally provides for payment of an aggregate amount of $3.4 million over a maximum period of fifteen

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES years after retirement or death. Deferred compensation expense was $211,000, $147,000 and $43,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company provides accident and health insurance for substantially all employees through an insurance program funded by the Company. Health insurance benefits are offered to retired employees who pay a premium based on cost as determined by a third party administrator. Substantially all of the Company's employees may become eligible for those benefits if they reach normal retirement age after fifteen years of employment with the Company. The cost of health care benefits was $1,122,000, $802,000 and $792,000 for the years ended December 31, 1999, 1998 and 1997, respectively. There were five retirees and four retirees participating in the health insurance plan as of December 31, 1999 and 1998, respectively.

     The Company has an Employee Stock Ownership Plan which covers substantially all employees. Contributions to the plan are at the sole discretion of the Board of Directors. Contributions to the plan for the year ended December 31, 1999 were $100,000. There were no contributions to the plan for the year ended December 31, 1998 and 1997. At December 31, 1999 and 1998, 193,256 and 195,902
shares of common stock were owned by the Employee Stock Ownership Plan, respectively. The number of shares have been adjusted as a result of stock dividends. These shares are treated as externally held shares for dividend and earnings per share calculations.

     The Company has an Officers Long-term Disability Income Plan, (the "Disability Plan"), which covers officers of the Company and Southside Bank in the event they become disabled as defined under its terms. Individuals are automatically covered under the plan if they (a) have been elected as an officer, (b) have been an employee of the Company and Southside Bank for three years and (c) receive earnings of $50,000 or more on an annual basis. The Disability Plan provides, among other things, under its terms that should a covered individual become totally disabled he would receive 66 2/3%, not to exceed $10,000 per month, of their current salary. The benefits paid out of this plan are limited by the benefits paid to the individual under the terms of other Company sponsored benefit plans.

     The Company and Southside Bank have a defined benefit pension plan pursuant to which participants are entitled to benefits based on final average monthly compensation and years of credited service determined in accordance with plan provisions. All employees of the Company and Southside Bank who have worked 1000 hours or more in their first twelve months of employment or during any plan year thereafter are eligible to participate. Employees are vested upon the earlier of five years credited service or the employee attaining 60 years of age. Benefits are payable monthly commencing on the later of age 65 or the participant's date of retirement. Eligible participants may retire at reduced benefit levels after reaching age 55. The Company contributes amounts to the pension fund sufficient to satisfy funding requirements of the Employee Retirement Income Security Act. Plan assets included 132,284 shares of Southside Bancshares, Inc. stock purchased at fair market value as of December 31, 1999 and 1998. The number of shares have been adjusted as a result of stock dividends.

                                                             DECEMBER 31,    DECEMBER 31,
CHANGE IN PROJECTED BENEFIT OBLIGATION                           1999            1998
--------------------------------------                       ------------    ------------
                                                                    (IN THOUSANDS)
Benefit obligation at end of prior year....................    $13,926         $11,853
Service cost...............................................        714             578
Interest cost..............................................        957             856
Actuarial (gain) loss......................................     (1,371)          1,107
Benefits paid..............................................       (604)           (468)
Expenses paid..............................................        (74)
                                                               -------         -------
  Benefit obligation at end of year........................    $13,548         $13,926
                                                               =======         =======

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                                                             DECEMBER 31,    DECEMBER 31,
CHANGE IN PLAN ASSETS                                            1999            1998
---------------------                                        ------------    ------------
                                                                    (IN THOUSANDS)
Fair value of plan assets at end of prior year.............    $12,113         $10,233
Actual return..............................................      1,891           2,064
Employer contribution......................................        791             284
Benefits paid..............................................       (604)           (468)
Expenses paid..............................................        (74)
                                                               -------         -------
  Fair value of plan assets at end of year.................    $14,117         $12,113
                                                               =======         =======

                                                             DECEMBER 31,    DECEMBER 31,
RECONCILIATION OF FUNDED STATUS                                  1999            1998
-------------------------------                              ------------    ------------
                                                                    (IN THOUSANDS)
Funded status..............................................    $   569         $(1,813)
Unrecognized net (gain) loss...............................     (1,127)          1,076
Unrecognized net transition asset..........................       (185)           (231)
                                                               -------         -------
  Accrued benefit cost.....................................    $  (743)        $  (968)
                                                               =======         =======

     The weighted average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation was 7.75% and 4.50% and 6.75% and 4.50% at December 31, 1999 and 1998, respectively. The assumed long-term rate of return on plan assets was 9.0% at December 31, 1999 and 1998.

     Net periodic pension cost for the years ended December 31, 1999, 1998 and 1997 included the following components (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                           -------------------------
                                                            1999      1998     1997
                                                           -------    -----    -----
Service cost.............................................  $   714    $ 578    $ 510
Interest cost............................................      957      856      778
Expected return on assets................................   (1,068)    (900)    (806)
Transition asset recognition.............................      (46)     (46)     (46)
Net loss recognition.....................................        9        9
                                                           -------    -----    -----
Net periodic benefit cost................................  $   566    $ 497    $ 436
                                                           =======    =====    =====

     The Company has a nonfunded supplemental retirement plan (restoration plan) for its employees whose benefits under the principal retirement plan are reduced because of compensation deferral elections or limitations under federal tax laws. The expense for this plan for the years ended December 31, 1999, 1998 and 1997 was $83,000, $34,000 and $45,000, respectively.

                                                             DECEMBER 31,    DECEMBER 31,
CHANGE IN PROJECTED BENEFIT OBLIGATION                           1999            1998
--------------------------------------                       ------------    ------------
                                                                    (IN THOUSANDS)
Benefit obligation at end of prior year....................      $405            $510
Service cost...............................................        13
Interest cost..............................................        46              29
Actuarial loss (gain)......................................       227             (77)
Benefits paid..............................................       (56)            (57)
                                                                 ----            ----
  Benefit obligation at end of year........................      $635            $405
                                                                 ====            ====

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                                                             DECEMBER 31,    DECEMBER 31,
CHANGE IN PLAN ASSETS                                            1999            1998
---------------------                                        ------------    ------------
                                                                    (IN THOUSANDS)
Fair value of plan assets at end of prior year.............
Employer contribution......................................      $ 56            $ 57
Benefits paid..............................................       (56)            (57)
                                                                 ----            ----
  Fair value of plan assets at end of year.................      $  0            $  0
                                                                 ====            ====

                                                             DECEMBER 31,    DECEMBER 31,
RECONCILIATION OF FUNDED STATUS                                  1999            1998
-------------------------------                              ------------    ------------
                                                                    (IN THOUSANDS)
Funded status..............................................     $(635)          $(405)
Unrecognized net loss......................................       260              53
Unrecognized net transition obligation.....................        21              24
                                                                -----           -----
Accrued benefit cost.......................................      (354)           (328)
Additional minimum liability...............................       (79)            (77)
                                                                -----           -----
Accrued benefit liability..................................      (433)           (405)
Intangible asset...........................................        21              24
Accumulated other comprehensive income.....................        58              53
                                                                -----           -----
Net amount recognized......................................     $(354)          $(328)
                                                                =====           =====

     The weighted average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation was 7.75% and 4.50% and 6.75% and 4.50% at December 31, 1999 and 1998, respectively. The assumed long-term rate of return on plan assets was 9.0% at December 31, 1999 and 1998.

     Net periodic postretirement benefit cost for the years ended December 31, 1999, 1998 and 1997 includes the following components (in thousands):

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1999    1998    1997
                                                              ----    ----    ----
Service cost................................................  $13
Interest cost...............................................   46     $28     $37
Transition obligation recognition...........................    3       3       3
Net loss recognition........................................   21               3
                                                              ---     ---     ---
Net periodic benefit cost...................................  $83     $31     $43
                                                              ===     ===     ===

  Incentive Stock Options

     In April 1993, the Company adopted the Southside Bancshares, Inc. 1993 Incentive Stock Option Plan ("the Plan"), a stock-based incentive compensation plan. The Company applies APB Opinion 25 and related Interpretations in accounting for the Plan and discloses the pro forma information required by FAS123.

     Under the Plan, the Company is authorized to issue shares of Common Stock pursuant to "Awards" granted in the form of incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended). Awards may be granted to selected employees and directors of the Company or any subsidiary. At December 31, 1999 and 1998, there were 280,444 options and 421,514 options available for grant, respectively.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

     The Plan provides that the exercise price of any stock option may not be less than the fair market value of the Common Stock on the date of grant. The Company granted incentive stock options in 1997, 1998 and 1999. These stock options have contractual terms of 10 years. All options vest on a graded schedule, 20% per year for 5 years, beginning on the first anniversary date of the grant date. In accordance with APB 25, the Company has not recognized any compensation cost for these stock options.

     A summary of the status of the Company's stock options as of December 31, 1999, 1998 and 1997 and the changes during the year ended on those dates is presented below:

                                    1999                       1998                       1997
                           -----------------------    -----------------------    -----------------------
                                          WEIGHTED                   WEIGHTED                   WEIGHTED
                           # SHARES OF    AVERAGE     # SHARES OF    AVERAGE     # SHARES OF    AVERAGE
                           UNDERLYING     EXERCISE    UNDERLYING     EXERCISE    UNDERLYING     EXERCISE
                             OPTIONS       PRICES       OPTIONS       PRICES       OPTIONS       PRICES
                           -----------    --------    -----------    --------    -----------    --------
Outstanding at beginning
  of the year............    751,396       $6.19        623,868       $ 5.45       486,508       $4.44
Granted..................    150,150       $8.40        319,020       $10.36       166,768       $7.67
Exercised................     44,850       $8.84         25,764       $ 9.59        27,090       $7.58
Forfeited................      9,080       $8.38        165,728       $11.90         2,318       $7.67
Expired..................          0         N/A              0          N/A             0         N/A
Outstanding at end of
  year...................    847,616       $6.72        751,396       $ 6.19       623,868       $5.45
Exercisable at end of
  year...................    386,185       $5.48        306,808       $ 4.59       195,983       $3.97
Weighted-average FV of
  options granted during
  the year...............   $   2.39                   $   3.36                   $   2.36

     The fair value of each stock option granted is estimated on the date of grant using the minimum value method of option pricing with the following weighted-average assumptions for grants in 1999, 1998 and 1997, respectively: dividend yield of 2.19%, 1.34%, and 2.25%; risk-free interest rates of 6.05%, 5.18%, and 6.52%; the expected lives of 6 years; the expected volatility is 22.25%.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                  NUMBER
                   NUMBER      WEIGHTED AVG.      WEIGHTED      EXERCISABLE      WEIGHTED
   RANGE OF      OUTSTANDING     REMAINING          AVG.            AT             AVG.
EXERCISE PRICES  AT 12/31/99    CONTR. LIFE    EXERCISE PRICE    12/31/99     EXERCISE PRICE
---------------  -----------   -------------   --------------   -----------   --------------
$2.85 to $6.17     391,004         5.30            $4.95          294,346         $4.69
$7.67 to $8.69     456,612         5.70            $5.40           91,839         $5.18
--------------     -------         ----            -----          -------         -----
$2.85 to $8.69     847,616         5.50            $5.19          386,185         $4.81

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

Pro Forma Net Income and Net Income Per Common Share

     Had the compensation cost for the Company's stock-based compensation plans been determined consistent with the requirements of FAS123, the Company's net income and net income per common share for 1999, 1998, and 1997 would approximate the pro forma amounts below (in thousands, except per share amounts, net of taxes):

                                              AS        PRO         AS        PRO         AS        PRO
                                           REPORTED    FORMA     REPORTED    FORMA     REPORTED    FORMA
                                           12/31/99   12/31/99   12/31/98   12/31/98   12/31/97   12/31/97
                                           --------   --------   --------   --------   --------   --------
FAS123 Charge............................   $          $  316     $          $  184     $          $  136
Net Income...............................   $7,924     $7,608     $5,351     $5,167     $5,006     $4,870
Net Income per Common
Share-Basic..............................   $ 1.08     $ 1.04     $  .72     $  .70     $  .67     $  .65
Net Income per Common
Share-Diluted............................   $ 1.05     $ 1.01     $  .70     $  .67     $  .65     $  .63

     The effects of applying FAS123 in this pro forma disclosure are not indicative of future amounts.

13. SHAREHOLDERS' EQUITY

     Cash dividends declared and paid were $.20 per share for the years ended December 31, 1999, 1998 and 1997. Future dividends will depend on the Company's earnings, financial condition and other factors which the Board of Directors of the Company considers to be relevant. The Company's dividend policy requires that any dividend payments made by the Company not exceed consolidated earnings for that year. Retained earnings not available for the payment of dividends at December 31, 1999 were $14.6 million.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

     As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                           REGULATORY CAPITAL RATIOS

                                                                                   TO BE WELL
                                                                                   CAPITALIZED
                                                                FOR CAPITAL       UNDER PROMPT
                                                                 ADEQUACY          CORRECTIVE
                                                ACTUAL           PURPOSES       ACTION PROVISIONS
                                            ---------------   ---------------   -----------------
                                            AMOUNT    RATIO   AMOUNT    RATIO    AMOUNT    RATIO
                                            -------   -----   -------   -----   --------   ------
                                                           (DOLLARS IN THOUSANDS)
AS OF DECEMBER 31, 1999
Total Capital (to Risk Weighted Assets)
  Consolidated............................  $70,611   13.96%  $40,473   8.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $67,687   13.25%  $40,864   8.00%   $51,080    10.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Risk Weighted Assets)
  Consolidated............................  $61,782   12.21%  $20,237   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $63,343   12.40%  $20,432   4.00%   $30,648     6.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Average Assets)(1)
  Consolidated............................  $61,782    6.20%  $39,876   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $63,343    6.35%  $39,875   4.00%   $49,844     5.00%
                                            =======   =====   =======   ====    =======    =====
AS OF DECEMBER 31, 1998
Total Capital (to Risk Weighted Assets)
  Consolidated............................  $63,962   15.25%  $33,548   8.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $57,290   13.66%  $33,542   8.00%   $41,927    10.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Risk Weighted Assets)
  Consolidated............................  $54,280   12.94%  $16,774   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $53,990   12.88%  $16,771   4.00%   $25,156     6.00%
                                            =======   =====   =======   ====    =======    =====
Tier 1 Capital (to Average Assets)(1)
  Consolidated............................  $54,280    6.76%  $32,108   4.00%       N/A      N/A
                                            =======   =====   =======   ====    =======    =====
  Bank Only...............................  $53,990    6.73%  $32,107   4.00%   $40,134     5.00%
                                            =======   =====   =======   ====    =======    =====

---------------

(1) Refers to quarterly average assets as calculated by bank regulatory agencies.

     Payment of dividends by the Bank is limited under regulation. The amount that can be paid in any calendar year without prior approval of the Bank's regulatory agencies cannot exceed the lesser of net profits (as defined) for that year plus the net profits for the preceding two calendar years, or retained earnings.

     The table below summarizes key equity ratios for the Company for the years ended December 31, 1999, 1998 and 1997.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
Percentage of Net Income to:
  Average Total Assets......................................    .84%      .78%      .99%
  Average Shareholders' Equity..............................  18.99%    12.42%    13.20%
Percentage of Dividends Declared Per Common Share to Net
  Income Per Common Share -- Basic..........................  18.52%    27.78%    29.85%
Percentage of Dividends Declared Per Common Share to Net
  Income Per Common Share -- Diluted........................  19.05%    28.57%    30.77%
Percentage of Average Shareholders' Equity to Average Total
  Assets....................................................   4.41%     6.28%     7.50%

14. DIVIDEND REINVESTMENT AND COMMON STOCK REPURCHASE PLAN

     The Company has a Dividend Reinvestment Plan funded by stock authorized, but not yet issued. Proceeds from the sale of the common stock will be used for general corporate purposes and could be directed to the Company's subsidiaries. For the year ended December 31, 1999, 34,296 shares were sold under this plan at an average price of $9.25 per share, reflective of other trades at the time of each sale. For the year ended December 31, 1998, 30,854 shares were sold under this plan at an average price of $9.87 per share, reflective of other trades at the time of each sale.

     The Company instituted a Common Stock Repurchase Plan in late 1994. Under the repurchase plan, the Board of Directors establishes, on a quarterly basis, total dollar limitations and price per share for stock to be repurchased. The Board reviews this plan in conjunction with the capital needs of the Company and Southside Bank and may, at its discretion, modify or discontinue the plan. During 1999, 148,150 shares of treasury stock were purchased under this plan at a cost of $1,386,000. During 1998, 142,852 shares of treasury stock were purchased under this plan at a cost of $1,398,000.

15. INCOME TAXES

     The provisions for federal income taxes included in the accompanying statements of income consist of the following (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
Current tax provision....................................  $2,033    $1,496    $1,914
Deferred tax benefit.....................................     (33)     (272)     (225)
                                                           ------    ------    ------
Provision for tax expense charged to operations..........  $2,000    $1,224    $1,689
                                                           ======    ======    ======

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

     Deferred income taxes result from temporary differences in the recognition of revenues and expenses for tax and book purposes. These differences and the tax effect of each of the major categories are as follows (in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                              1999      1998      1997
                                                             ------    ------    ------
Provision for loan losses..................................  $(551)    $(204)    $(323)
Provision for OREO losses..................................    202                  83
Depreciation...............................................     45        (6)       29
Retirement and other benefit plans.........................     (4)     (211)      (60)
FHLB Dallas Stock dividends................................    308       149        40
Loan origination costs.....................................                         11
Other......................................................    (33)                 (5)
                                                             -----     -----     -----
Deferred tax benefit.......................................  $ (33)    $(272)    $(225)
                                                             =====     =====     =====

     The components of the net deferred tax asset (liability) as of December 31, 1999 and 1998 are summarized below (in thousands):

                                                              ASSETS    LIABILITIES
                                                              ------    -----------
Allowance for Losses on OREO................................  $  101
Reserve for Loan Losses.....................................   1,280
Retirement and Other Benefit Plans..........................     875
Unrealized losses on securities available for sale..........   4,919
Loan Origination Costs......................................              $  (148)
Premises and Equipment......................................                 (250)
FHLB Dallas Stock Dividends.................................                 (602)
Other.......................................................      69
                                                              ------      -------
  Gross deferred tax assets (liabilities)...................   7,244       (1,000)
                                                              ------      -------
     Net deferred tax asset at December 31, 1999............  $6,244
                                                              ======

                                                              ASSETS    LIABILITIES
                                                              ------    -----------
Allowance for Losses on OREO................................  $  308
Reserve for Loan Losses.....................................     729
Retirement and Other Benefit Plans..........................     868
Unrealized gains on securities available for sale...........              $(2,474)
Loan Origination Costs......................................                 (148)
Premises and Equipment......................................                 (187)
FHLB Dallas Stock Dividends.................................                 (294)
Other.......................................................                   14
                                                              ------      -------
  Gross deferred tax assets (liabilities)...................   1,905       (3,089)
                                                              ------      -------
     Net deferred tax liability at December 31, 1998........              $(1,184)
                                                                          =======

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

     A reconciliation of tax at statutory rates and total tax expense is as follows (dollars in thousands):

                                               YEARS ENDED DECEMBER 31,
                              -----------------------------------------------------------
                                    1999                 1998                 1997
                              -----------------    -----------------    -----------------
                                        PERCENT              PERCENT              PERCENT
                                          OF                   OF                   OF
                                        PRE-TAX              PRE-TAX              PRE-TAX
                              AMOUNT    INCOME     AMOUNT    INCOME     AMOUNT    INCOME
                              ------    -------    ------    -------    ------    -------
Calculated Tax Expense......  $3,374      34.0%    $2,236      34.0%    $2,276      34.0%
Increase (Decrease) in Taxes
  from:
Tax Exempt Interest.........  (1,661)    (16.7%)   (1,210)    (18.4%)     (706)    (10.5%)
Other Net...................     287       2.9%       198       3.0%       119       1.7%
                              ------     -----     ------     -----     ------     -----
Provision for Tax Expense
  Charged to Operations.....  $2,000      20.2%    $1,224      18.6%    $1,689      25.2%
                              ======     =====     ======     =====     ======     =====

16. COMMITMENTS AND CONTINGENCIES

     In the normal course of business the Company buys and sells securities. There were no commitments to purchase securities at December 31, 1999. At December 31, 1998, the Company had commitments to purchase $8,294,000 in securities.

     The Company, or its subsidiaries, is involved with various litigation which resulted in the normal course of business. Management of the Company, after consulting with its legal counsel, believes that any liability resulting from litigation will not have a material effect on the financial position and results of operations and the liquidity of the Company or its subsidiaries.

17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the normal course of business the Company is a party to certain financial instruments, with off-balance-sheet risk, to meet the financing needs of its customers. These off-balance-sheet instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount reflected in the financial statements. The contract or notional amounts of these instruments reflect the extent of involvement and exposure to credit loss the Company has in these particular classes of financial instruments.

     Commitments to extend credit are agreements to lend to a customer provided that the terms established in the contract are met. Commitments generally have fixed expiration dates and may require payment of fees. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

     The Company had outstanding unused commitments to extend credit of $52,178,000 and $29,810,000 at December 31, 1999 and 1998, respectively. The
Company had outstanding standby letters of credit of $259,000 and $246,000 at December 31, 1999 and 1998, respectively.

     The Company applies the same credit policies in making commitments and standby letters of credit as it does for on-balance-sheet instruments. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES based on management's credit evaluation of the borrower. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant, and equipment.

18. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

     The economy of the Company's market area, East Texas, is directly tied to the oil and gas industry. Oil prices have had an indirect effect on the Company's business. Although the Company has a diversified loan portfolio, a significant portion of its loans are collateralized by real estate. Repayment of these loans is in part dependent upon the economic conditions in the market area. Part of the risk associated with real estate loans has been mitigated since 49.3% of this group represents loans collateralized by residential dwellings that are primarily owner occupied. Losses on this type of loan have historically been less than those on speculative properties. Many of the remaining real estate loans are collateralized primarily with owner occupied commercial real estate.

     The Mortgage-backed Securities held by the Company consist solely of Government agency pass-through securities which are either directly or indirectly backed by the full faith and credit of the United States Government.

19. RELATED PARTY TRANSACTIONS

     Loan activity of executive officers, directors, and their affiliates for the years ended December 31, 1999 and 1998 were (in thousands):

                                                            1999       1998
                                                           -------    -------
Beginning Balance of Loans...............................  $ 6,428    $ 6,160
  Additional Loans.......................................    2,936      3,917
  Payments...............................................   (3,599)    (3,649)
                                                           -------    -------
Ending Balance of Loans..................................  $ 5,765    $ 6,428
                                                           =======    =======

     Other indebtedness of officers and employees as of December 31, 1999 and 1998 was $3,031,000 and $2,656,000, respectively.

     The Company incurred legal costs of $150,000, $176,000 and $148,000 during the years ended December 31, 1999, 1998 and 1997, respectively, from a law firm of which an outside director of the Company is a partner. The Company paid approximately $54,000, $49,000 and $55,000 in insurance premiums during the years ended December 31, 1999, 1998 and 1997, respectively, to companies of which two outside directors are officers. During 1999 there were no architectural fees paid to outside directors. The Company paid approximately $5,000 and $50,000 in architectural fees during the years ended December 31, 1998 and 1997, respectively, to a company of which an outside director is an officer.

20. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other estimation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Such techniques and assumptions, as they apply to individual categories of the Company's financial instruments, are as follows:

          Cash and due from banks: The carrying amounts for cash and due from banks is a reasonable estimate of those assets' fair value.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

          Investment, mortgage-backed and marketable equity securities: Fair values for these securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices for similar securities.

          Loans receivable: For adjustable rate loans that reprice frequently and with no significant change in credit risk, the carrying amounts are a reasonable estimate of those assets' fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Nonperforming loans are estimated using discounted cash flow analyses or underlying value of the collateral where applicable.

          Deposit liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount on demand at the reporting date, that is, the carrying value. Fair values for fixed rate certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities.

          Federal funds purchased and securities sold under agreement to repurchase: Federal funds purchased and securities sold under agreement to repurchase generally have an original term to maturity of one day and thus are considered short-term borrowings. Consequently, their carrying value is a reasonable estimate of fair value.

          Commitments to extend credit: The carrying amounts of commitments to extend credit and standby letters of credit are a reasonable estimate of those assets' fair value.

          FHLB Dallas Advances: The fair value of these advances is estimated by discounting the future cash flows using rates at which advances would be made to borrowers with similar credit ratings and for the same remaining maturities.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

     The following table presents the Company's assets, liabilities, and unrecognized financial instruments at both their respective carrying amounts and fair value (dollars in thousands).

                                                   AT DECEMBER 31, 1999      AT DECEMBER 31, 1998
                                                  ----------------------    ----------------------
                                                  CARRYING                  CARRYING
                                                   AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                  --------    ----------    --------    ----------
Financial assets:
  Cash and due from banks.......................  $ 41,131     $ 41,131     $ 41,372     $ 41,372
Investment securities:
  Available for sale............................    96,244       96,244      132,447      132,447
  Held to maturity..............................    86,208       84,389          347          347
Mortgage-backed and related securities:
  Available for sale............................   273,676      273,676      333,194      333,194
  Held to maturity..............................    73,898       71,876        7,810        7,810
Marketable equity securities:
  Available for sale............................    18,543       18,543       14,171       14,171
Loans, net......................................   382,871      375,411      316,159      321,238
Financial liabilities:
  Retail deposits...............................  $587,544     $542,250     $515,034     $515,968
  Federal funds purchased.......................        75           75        4,168        4,168
  FHLB Dallas advances..........................   355,926      348,392      274,027      261,240
  Junior subordinated debentures................    20,000       20,000       20,000       20,000
Off-balance sheet liabilities:
  Commitments to extend credit..................    46,007       46,007       24,643       24,643
  Standby letters of credit.....................       259          259          246          246
  Credit card arrangements......................     6,171        6,171        5,167        5,167

     As discussed earlier, the fair value estimate of financial instruments for which quoted market prices are unavailable is dependent upon the assumptions used. Consequently, those estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented in the above fair value table do not necessarily represent the underlying value of the Company.

21. CONDENSED FINANCIAL INFORMATION OF REGISTRANT
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        1999
                                                      ----------------------------------------
                                                      FOURTH      THIRD     SECOND      FIRST
                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                      -------    -------    -------    -------
Interest income.....................................  $16,706    $15,736    $14,642    $13,604
Net interest income.................................    7,034      6,418      5,871      5,349
Income before provision for income taxes............    3,280      2,511      2,205      1,928
Provision for income taxes..........................      699        537        441        323
Net income..........................................    2,581      1,974      1,764      1,605
Net income per share
  Basic.............................................      .35        .27        .24        .22
  Diluted...........................................      .34        .26        .24        .21

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                                                                         1998
                                                       ----------------------------------------
                                                       FOURTH      THIRD     SECOND      FIRST
                                                       QUARTER    QUARTER    QUARTER    QUARTER
                                                       -------    -------    -------    -------
Interest income......................................  $12,661    $11,325    $10,138    $9,553
Net interest income..................................    5,152      4,396      4,533     4,849
Income before provision for income taxes.............    2,031      1,653      1,330     1,561
Provision for income taxes...........................      425        248        176       375
Net income...........................................    1,606      1,405      1,154     1,186
Net income per share
  Basic..............................................      .22        .19        .15       .16
  Diluted............................................      .21        .18        .15       .16

22. PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information for Southside Bancshares, Inc. (parent company only) was as follows (dollars in thousands):

  Condensed Balance Sheets

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1999            1998
                                                              ------------    ------------
ASSETS
Cash and due from banks.....................................    $ 2,648         $ 6,329
Investment in bank subsidiary at equity in underlying net
  assets....................................................     53,810          58,794
Investment in nonbank subsidiary at equity in underlying net
  assets....................................................         15              15
Other assets................................................      1,240           1,285
                                                                -------         -------
          TOTAL ASSETS......................................    $57,713         $66,423
                                                                =======         =======

LIABILITIES
Junior subordinated debentures..............................    $20,000         $20,000
Other liabilities...........................................         41              10
                                                                -------         -------
          TOTAL LIABILITIES.................................     20,041          20,010
                                                                -------         -------

SHAREHOLDERS' EQUITY
Common stock ($1.25 par, 20,000,000 shares authorized:
  7,798,332 and 7,371,550 shares issued)....................      9,748           9,214
Paid-in capital.............................................     27,472          24,198
Retained earnings...........................................     14,583          11,391
Treasury stock (512,502 and 364,352 shares).................     (4,544)         (3,158)
Net unrealized gains on securities available for sale.......     (9,587)          4,768
                                                                -------         -------
          TOTAL SHAREHOLDERS' EQUITY........................     37,672          46,413
                                                                -------         -------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........    $57,713         $66,423
                                                                =======         =======

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

  Condensed Statements of Income

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999       1998      1997
                                                              -------    ------    ------
                                                                    (IN THOUSANDS)
INCOME
Dividends from subsidiary...................................  $          $  586    $2,066
                                                              -------    ------    ------
          TOTAL INCOME......................................                586     2,066
                                                              -------    ------    ------
EXPENSE
Interest expense............................................    1,700     1,048
Salaries and employee benefits..............................      100
Taxes other than income.....................................                 27        41
Other.......................................................      348       171        70
                                                              -------    ------    ------
          TOTAL EXPENSE.....................................    2,148     1,246       111
                                                              -------    ------    ------
(Loss) income before federal income tax expense.............   (2,148)     (660)    1,955
Benefit for federal income tax expense......................      730       424        37
                                                              -------    ------    ------
(Loss) income before equity in undistributed earnings of
  subsidiaries..............................................   (1,418)     (236)    1,992
Equity in undistributed earnings of subsidiaries............    9,342     5,587     3,014
                                                              -------    ------    ------
          NET INCOME........................................  $ 7,924    $5,351    $5,006
                                                              =======    ======    ======

  Condensed Statements of Cash Flow

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1999        1998       1997
                                                              -------    --------    -------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net Income................................................  $ 7,924    $  5,351    $ 5,006
  Adjustments to reconcile net income to cash provided by
     operations:
     Equity in undistributed earnings of subsidiaries.......   (9,342)     (5,587)    (3,014)
     (Increase) decrease in other assets....................       45      (1,283)
     Decrease in other liabilities..........................       31          (2)       (40)
                                                              -------    --------    -------
       Net cash (used in) provided by operating
          activities........................................   (1,342)     (1,521)     1,952
INVESTING ACTIVITIES:
  Investments in subsidiaries...............................              (10,000)       (10)
                                                              -------    --------    -------
       Net cash used in investing activities................              (10,000)       (10)

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1999        1998       1997
                                                              -------    --------    -------
                                                                      (IN THOUSANDS)
FINANCING ACTIVITIES:
  Purchase of treasury stock................................  $(1,386)   $ (1,398)   $(1,154)
  Proceeds from sale of treasury stock......................                   38         77
  Proceeds from issuance of Common Stock....................      456         347        326
  Dividends paid............................................   (1,409)     (1,359)    (1,316)
  Proceeds from the issuance of junior subordinated
     debentures.............................................               20,000
                                                              -------    --------    -------
       Net cash provided by (used in) financing
          activities........................................   (2,339)     17,628     (2,067)
  Net increase (decrease) in cash and cash equivalents......   (3,681)      6,107       (125)
  Cash and cash equivalents at beginning of year............    6,329         222        347
                                                              -------    --------    -------
  Cash and cash equivalents at end of year..................  $ 2,648    $  6,329    $   222
                                                              =======    ========    =======

------------------------------------------------------
------------------------------------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Summary....................................    1
Southside Bancshares.......................    1
Southside Capital Trust II.................    2
The Offering...............................    3
Summary of Recent Developments.............    7
Risk Factors...............................    9
Special Note Regarding Forward-Looking
  Statements...............................   16
Use of Proceeds............................   16
Price Range of Common Stock and
  Dividends................................   17
Market for the Preferred Securities........   17
Accounting Treatment.......................   18
Capitalization.............................   19
Selected Consolidated Financial Data.......   20
Management's Discussion and Analysis of
  Operating Results and Financial
  Information..............................   22
Year 2000 Issue............................   43
Other Accounting Issues....................   43
Effects of Inflation.......................   44
Business...................................   45
Supervision and Regulation.................   61
Management.................................   67
Description of the Trust...................   69
Description of the Convertible Preferred
  Securities...............................   70
Description of the Convertible Subordinated
  Debentures...............................   85
Description of the Guarantee...............   94
Relationship Among the Convertible
  Preferred Securities, the Convertible
  Debentures and the Guarantee.............   97
Book-Entry Issuance........................   98
Description of Capital Stock...............  100
Certain Federal Income Tax Consequences....  100
ERISA Considerations.......................  105
Underwriting...............................  106
Legal Matters..............................  108
Experts....................................  109
Where You Can Find Information.............  109
Documents Incorporated by Reference........  110
Index to Consolidated Financial
  Statements...............................  F-1

                            ------------------------

- YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND OUR UNDERWRITERS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

- WE ARE NOT, AND OUR UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

- YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                   1,500,000 CONVERTIBLE PREFERRED SECURITIES

                           SOUTHSIDE CAPITAL TRUST II

                       8.75% CUMULATIVE CONVERTIBLE TRUST
                              PREFERRED SECURITIES

                          (LIQUIDATION AMOUNT $10 PER
                        CONVERTIBLE PREFERRED SECURITY)
                             FULLY, IRREVOCABLY AND
                        UNCONDITIONALLY GUARANTEED ON A
                             SUBORDINATED BASIS, AS
                               DESCRIBED IN THIS
                                 PROSPECTUS, BY

                       LOGO OF SOUTHSIDE BANCSHARES, INC.
                            ------------------------
                                  $15,000,000
                   8.75% CONVERTIBLE SUBORDINATED DEBENTURES
                                       OF

                       LOGO OF SOUTHSIDE BANCSHARES, INC.
                            ------------------------
                                   PROSPECTUS
                                NOVEMBER 2, 2000
                            ------------------------
                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED
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